This Confidential Draft Registration Statement is confidentially submitted to the United States Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on [                 ], 2025 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-[                ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO

FORM F-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

TechCreate Group Ltd.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7374	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

336 Smith Street, #06-303, New Bridge Centre

Singapore 050336

+65 6936 6354

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

[        ]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

copies to:

Meng Ding, Esq. Sidley Austin c/o 39/F, Two Int’l Finance Centre 8 Finance St, Central, Hong Kong +852 2509-7888	William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Yarona Yieh, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 +1 (212) 588-0022

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy the securities in any jurisdiction where such offer or sale is not permitted.

Preliminary Prospectus (Subject to Completion)

Dated [                ], 2025

TechCreate Group Ltd.

[                  ] Class A Ordinary Shares

This is the initial public offering of Class A Ordinary Shares by TechCreate Group Ltd (the “Company”, “we”, “us”, “our”). We are offering [                  ] class A ordinary shares, par value US$0.0002 per share (the “Class A Ordinary Shares”).

Prior to this offering, there has been no public market for our Class A Ordinary Shares. We anticipate the initial public offering price of our Class A Ordinary Shares will be between US$[                  ] and US$[                  ]. We intend to apply to list our Class A Ordinary Shares on the [Nasdaq Capital Market] under the symbol “[                ].” At this time, [Nasdaq] has not yet approved our application to list our Class A Ordinary Shares. The closing of this offering is conditional upon [Nasdaq]’s final approval of our listing application, and there is no guarantee or assurance that our Class A Ordinary Shares will be approved for listing on the [Nasdaq Capital Market].

We are both an “emerging growth company” and a “foreign private issuer” as defined under the applicable U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company” and “Prospectus Summary—Implications of Being a Foreign Private Issuer” for additional information.

Additionally, upon the completion of this offering, we will continue to be a “controlled company” as defined under corporate governance rules of [Nasdaq Stock Market], because [Mr. Lim Heng Hai and Mr. Ronald Vong] will beneficially own approximately [  ]% of our then-issued and outstanding Class A Ordinary Shares and will be able to exercise approximately [  ]% of the total voting power of our issued and outstanding ordinary shares immediately after the consummation of this offering, assuming the underwriters do not exercise their option to purchase additional ordinary shares. We do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the [Nasdaq Marketplace Rules]. However, our decision not to rely on the “controlled company” exemption could change. For further information, see “Risk Factors”, “Principal Shareholders” and “Prospectus Summary—Implications of Being a Controlled Company.”

Immediately prior to the completion of this offering, our issued and outstanding share capital will consist of Class A Ordinary Shares and class B ordinary shares (the “Class B Ordinary Shares”). [[Mr. Lim Heng Hai and Mr. Ronald Vong] will beneficially own all of our then issued and outstanding Class B Ordinary Shares. These Class B Ordinary Shares will constitute approximately [  ]% of our total issued and outstanding share capital immediately after the completion of this offering and [  ]% of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming that the Underwriters do not exercise their option to purchase additional Class A Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each holder of our Class A Ordinary Share is entitled to one vote per share. Each holder of our Class B Ordinary Share is entitled to 10 votes per share. Our Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Each Class B Ordinary Share is convertible at any time into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any transfer of Class B Ordinary Shares by a holder thereof or a change of ultimate beneficial ownership of any Class B Ordinary Shares to any person other than their affiliates, such Class B Ordinary Shares are automatically and immediately converted into the same number of Class A Ordinary Shares.

Investing in the Class A Ordinary Shares involves a high degree of risk. See “Risk Factors” beginning on page 12.

	Per Class A Ordinary Share		Total Without Over-allotment Option		Total Assuming Full Exercise of Over-allotment Option
Initial public offering price(1)	US$	[ ]	US$	[ ]	US$	[ ]	(4)
Underwriting discounts(2)	US$	[ ]	US$	[ ]	US$	[ ]
Proceeds, before expenses, to us(3)	US$	[ ]	US$	[ ]	US$	[ ]

(1) Assuming the public offering price is $[                ], the midpoint of the price range set forth on the cover page of this prospectus. The table above assumes the underwriter does not exercise its over-allotment option. For more information, see the section entitled “Underwriting—Over-allotment Option” in this prospectus.

(2) We have agreed to pay the underwriter a fee equal to 7.5% of the gross proceeds of the offering. This table does not include a non-accountable expense allowance equal to 1.0% of the gross proceeds of this offering payable to the underwriter. For a description of the other compensation to be received by the underwriter, see “Underwriting” See “Underwriting” for additional disclosure regarding underwriting compensation payable by us.

(3) The total estimated fees and expenses related to this offering are set forth in the section entitled “Underwriting– Discounts and Expenses”.

(4) Includes $[                ] gross proceeds from the sale of [                ] shares of Class A Ordinary Shares offered by our Company.

The underwriter is selling the shares of common stock in this offering on a firm-commitment basis. The underwriter has an option to purchase up to [  ] additional Class A Ordinary Shares (or 15% of the number of Class A Ordinary Shares sold in the offering) from us at the initial public offering price, less the underwriting discounts, within 45 days from the date of this prospectus, to cover any over-allotment.

If we complete this offering, net proceeds will be delivered to us on the closing date. The underwriter expects to deliver the Class A Ordinary Shares against payment in U.S. dollars in New York, NY to purchasers on or about [                  ], 2025.

Neither the United States Securities and Exchange Commission nor any state securities commission nor other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated [                  ], 2025

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This prospectus contains certain estimates and information concerning our industry, including market position, market size, and growth rates of the markets in which we participate. We believe these industry publications and third-party research, surveys and studies are reliable, however this information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources we believe to be reliable, although we do not guarantee the accuracy or completeness of such information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

For Investors Outside the United States: Neither we nor the underwriter have taken any action that would permit a public offering of the Class A Ordinary Shares outside the United States or permit the possession or distribution of this prospectus or any related free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any related free-writing prospectus must inform themselves about and observe any restrictions relating to the offering of the Class A Ordinary Shares and the distribution of the prospectus outside the United States.

Until [                  ], 2025 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade Class A Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

Basis of Presentation

We are responsible for the information contained in this prospectus. We do not take any responsibility for and cannot provide no assurance as to the reliability of, any other information that others may give you. You should rely only on the information contained in this prospectus or in any related free-writing prospectus that may be filed with the United States Securities and Exchange Commission. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We are offering to sell, and seeking offers to buy, the Class A Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where offers and sales are permitted and lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A Ordinary Shares. It may be the case that our business, financial condition, results of operations, and prospects may have changed since that date.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriter of its over-allotment option.

Numerical figures included in this prospectus may have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

This prospectus may contain additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

Conventions Which Apply to This Prospectus

Unless we indicate otherwise, all information in this prospectus reflects no exercise by the underwriter of its option to purchase up to [                ] additional Class A Ordinary Shares from us.

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Except where the context otherwise requires:

●	“AI” refers to artificial intelligence;

●	“API” refers to application programming interface;

●	“Board” refers to the board of Directors;

●	“CDSA” refers to the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore;

●	“Class A Ordinary Shares” refer to our Class A ordinary shares of nominal or par value of US$0.0002 each;

●	“Class B Ordinary Shares” refer to our Class B ordinary shares of nominal or par value of US$0.0002 each;

●	“CSP” refers to cybersecurity providers;

●	“Cybersecurity Act” refers to the Cybersecurity Act 2018 of Singapore;

●	“Director(s)” refers to the director(s) of our Company;

●	“Duit Now” refers to a Malaysian money transfer service which allows real time payments between locally registered bank accounts;

●	“Employment Act” refers to the Employment Act 1968 of Singapore;

●	“FAST” refers to “Fast And Secure Transfers”, a Real-Time Payments system that enables customers of the participating banks to transfer Singapore Dollar funds from one bank to another in Singapore almost instantly;

●	“FI” refers to financial institution;

●	“FinTech” refers to financial technology;

●	“Frost & Sullivan” refers to our independent industry consultant, Frost & Sullivan Limited;

●	“Frost & Sullivan Report” refers to a report that was commissioned by us and prepared by Frost & Sullivan, to provide information regarding our industry and our market position;

●	“Group” refers to TechCreate and its consolidated subsidiaries and its consolidated affiliated entities;

●	“IPO” refers to initial public offering;

●	“IRAS” refers to Inland Revenue Authority of Singapore;

●	“ISO 20022” refers to a common platform for the development of messages, a multi part International Standard prepared by ISO Technical Committee TC68 Financial Services;

●	“IT” refers to information technology;

●	“MAS” refers to the Monetary Authority of Singapore;

●	“ordinary shares” refer to our Class A Ordinary Shares and Class B Ordinary Shares;

●	“Payment System Engine” refers to our Real-Time Engine which was developed to facilitate our Real-Time Payments system;

●	“PayNow” refers to a near-instant RTP system developed by Association of Banks in Singapore;

●	“PDPC” refers to the Personal Data Protection Commission of Singapore;

●	“POS QR Code” refers to Point-of-Sales Quick-Response Code;

●	“PromptPay” refers to a fast, local fund transfer service in Thailand that enables users to send or receive Thai baht funds in real time from one account to another;

●	“Reorganization” refers to the internal reorganization for the purposes of listing on the [Nasdaq Capital Market], details of which are set forth in “Corporate History and Structure”;

●	“PS Act” refers to the Payment Services Act 2019 of Singapore;

●	“RTE” refers to Real-Time Engine;

●	“RTP” refers to Real-Time Payment(s);

●	“SEC” or “Securities and Exchange Commission” refers to United States Securities and Exchange Commission;

●	“Singapore” refers to the Republic of Singapore;

●	“Singapore PDPA” refers to the Personal Data Protection Act 2012 of Singapore;

●	“SITA” refers to Income Tax Act 1947 of Singapore;

●	“SWIFT” refers to Society for Worldwide Interbank Financial Telecommunication;

●	“S$” or “SGD” refer to Singapore dollar(s), the legal currency of Singapore;

●

“TechCreate,” “we,” “us,” “our Company” and “our” refer to TechCreate Group Ltd., an exempted company incorporated in the Cayman Islands with limited liability on July 29, 2024, its consolidated subsidiaries and its consolidated affiliated entities;

●	“TSOFA” refers to Terrorism (Suppression of Financing) Act 2002 of Singapore; and

●	“US$,” “USD,” “U.S. dollars,” “$” and “dollars” refer to United States dollar(s), the legal currency of the United States.

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Prospectus Summary

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the Class A Ordinary Shares discussed under “Risk Factors,” before deciding whether to buy the Class A Ordinary Shares. This prospectus contains information from a report, dated November 4, 2024, that was commissioned by us and prepared by Frost & Sullivan, an independent market research firm, to provide information regarding our industry and our market position. We refer to this report as the “Frost & Sullivan Report.”

Our Mission

Our mission is to redefine the digital payments landscape by establishing TechCreate as the unparalleled leader in RTP solutions across ASEAN. As a trusted partner in innovation, we empower businesses with transformative payment technologies, robust cybersecurity, and cutting-edge digital solutions. Driven by a relentless pursuit of excellence, we tackle the most intricate digital challenges, delivering impactful solutions that create lasting value and inspire trust across every engagement.

Our Business

TechCreate is a technology consultancy and advanced software solutions provider, headquartered in Singapore, a global hub for innovation and enterprise. Since our establishment in 2015, when Mr. Lim Heng Hai established TechCreate Solution Private Limited, a Singapore Company with limited liability to carry on the business of technology consultancy and payment solutions services, we have grown into what we believe to be a trusted partner for financial institutions, telecommunication companies, and enterprises, delivering what we believe to be an innovative digital payment, cybersecurity, and technology services. We aim to solve real-world challenges and create opportunities for growth in an increasingly digitalized world.

Over nearly a decade, we have developed proprietary expertise that powers our suite of offerings. Our flagship product, the Artificial Intelligence Real-Time Engine (“AI-RTE”), which we believe enables financial institutions to process payments with greater speed, security, and efficiency. In addition to RTP systems, we specialize in advanced API management, comprehensive cybersecurity solutions, scalable IT infrastructure, and cloud services. We believe these solutions equip organizations to operate with confidence and agility in a complex global economy.

Our services extend beyond consulting and technology integration. We also offer software licenses, maintenance agreements, and customized hardware solutions, providing clients with a complete ecosystem that we believe enhance their operations and safeguard critical assets. This integrated approach enables our clients to benefit from cohesive solutions that we believe are tailored to their unique needs.

On June 2, 2022, we expanded our capabilities through the strategic acquisition of a 51% equity interest in Diginius Private Limited, a Singapore company with limited liability established in 2020 by Mr. Ronald Vong Chin Hua (“Mr. Ronald Vong”) specializing in server and cybersecurity solutions. On October 30, 2024, TechCreate Solution Private Limited acquired the remaining 49% of equity interest in Diginius Private Limited. This acquisition strengthened our ability to deliver advanced payment technologies while enhancing our expertise in securing critical systems for our clients.

As of the date of this prospectus, TechCreate operates as a comprehensive provider of digital payment and cybersecurity solutions, designed to meet both specific challenges and broader, complex transformations. We believe our integrated approach enables us to deliver solutions that are not only reliable but also forward-looking, helping businesses adapt and thrive in a fast-changing landscape.

We believe our growth is built on disciplined expansion and reinvestment into innovation, sustained by our profitability and commitment to excellence. We have established a presence in Singapore, Brunei, and Cambodia, while forming strategic partnerships in what we believe to be are key markets such as India, Vietnam, Indonesia, Laos, and Hong Kong. We believe these partnerships expand our reach and allow us to serve a diverse range of clients with precision and reliability.

We believe TechCreate’s ability to integrate seamlessly with a variety of core banking systems, including Finacle, Temenos, Flexcube, and Silverlake enables us to help organizations optimize operations, reduce inefficiencies, and enhance financial inclusion in emerging markets. At the same time, we believe our scalable solutions meet the complex requirements of developed economies, offering a balanced and far-reaching value proposition.

We believe TechCreate is more than a technology company, rather it represents a vision for a better-connected, more secure, and innovative future. We are committed to delivering long-term impact and value to our clients, investors, and partners, enabling them to navigate the challenges of today and seize the opportunities of tomorrow. With a focus on adaptability, reliability, and sustained growth, we believe TechCreate is shaping the future of the digital economy and empowering organizations worldwide to succeed.

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Our Market Opportunities

Our market opportunities are as follows:

We believe TechCreate is uniquely positioned to capitalize on the extraordinary opportunities presented by the rapidly evolving global and regional landscapes of RTP, cybersecurity, and digital transformation. As governments, central banks, and financial institutions increasingly prioritize modernization and interoperability, we believe TechCreate’s proven expertise and cutting-edge solutions make us a transformative force in the industry.

In Southeast Asia, the demand for RTP systems is accelerating at an unprecedented rate. With the transaction banking payment middleware market projected to grow at a remarkable CAGR of 22.3% to USD 9.4 billion by 2028, this region represents one of the fastest-growing digital ecosystems globally, according to Frost & Sullivan Report. We believe the push for cashless economies, coupled with surging e-commerce activity and widespread smartphone adoption, underscores the need for innovative, scalable, and secure financial solutions. TechCreate’s proprietary AI-RTE is designed to address these demands, as we believe it enables seamless integration of legacy systems with modern real-time infrastructures, driving efficiency, reliability, and operational scalability for financial institutions across the region.

Globally, the adoption of ISO 20022 as the new standard for financial messaging marks a watershed moment in the financial sector. SWIFT’s migration in March 2023 and the Federal Reserve’s planned adoption for the Fedwire Funds Service on March 10, 20251, we believe highlight a universal commitment to fostering faster, more transparent, and data-rich payment systems. For TechCreate, we believe this presents an unparalleled opportunity. Our leadership in ISO 20022 implementation is evidenced by our representation of Singapore in the Registration Management and Payment Standard Evaluation Groups, as well as drafting critical components of the Singapore ISO 20022 interbank clearing and settlement message definition. We believe this track record positions TechCreate as a trusted partner for financial institutions navigating this global transformation, offering solutions that facilitate compliance, enhance operational efficiencies, and unlock the potential of enriched data for fraud detection, predictive analytics, and personalized customer experiences.

We believe the rising complexity of financial systems has also amplified the demand for robust cybersecurity measures, an area where TechCreate excels. As financial institutions face increasing threats, we believe our cybersecurity solutions—strengthened by our strategic acquisition of Diginius, empower clients with advanced capabilities, including real-time threat detection, multi-layered protection, and adaptive defenses. By integrating cybersecurity into every aspect of our offerings, we aim to provide financial institutions with the confidence to operate in a secure and resilient digital environment.

The global digital payments market continues to expand, with innovations such as POS QR Code payment terminals driving adoption, according to Frost & Sullivan Report. In Southeast Asia alone, digital payment transactions via these terminals are expected to grow to USD 13.3 trillion by 2028 at a CAGR of 23.7%. TechCreate seamlessly integrates digital payment solutions with a wide range of core banking systems, including industry leaders like, according to Frost & Sullivan Report, Finacle, Temenos, Flexcube, Silverlake, and others. We believe this capability empowers businesses to streamline operations, minimize inefficiencies, and foster financial inclusion in emerging markets. At the same time, we believe our scalable solutions are designed to meet the complex demands of developed economies, offering a comprehensive and versatile value proposition that bridges diverse market needs.

TechCreate’s ambitions are grounded in creating sustainable value and shaping the future of payments, cybersecurity, and digital transformation. While Southeast Asia remains a focal point of growth, our strategic roadmap includes expanding into key markets such as the United States and South Korea. We believe these regions, with their advanced financial infrastructures and emphasis on operational excellence, offer immense potential for TechCreate’s expertise. By fostering collaborations with pioneering FinTech partners, investing in research and development, and continuously advancing our proprietary technologies, we believe we are not only meeting the demands of today’s financial landscape but actively anticipating the needs of tomorrow.

We believe this offering represents a pivotal milestone in TechCreate’s journey, providing the resources to scale our operations, expand our geographic footprint, and deepen our technological capabilities. As we see the payments industry continuing to evolve, characterized by the rise of RTP, increasing regulatory complexities, and a heightened focus on customer-centric innovation we believe TechCreate is leading the charge. We believe our solutions empower financial institutions and businesses to navigate complexities with confidence, driving meaningful transformation across the global financial ecosystem.

TechCreate aims to maintain its position in this industry for the long term, because we are committed to building a legacy of innovation, trust, and impact. By delivering enduring value, fostering strategic partnerships, and empowering stakeholders, we believe we are redefining what is possible in the digital economy. With what we believe to be an unwavering focus on excellence, TechCreate is not just responding to market demands, we believe we are shaping the future of payments and cybersecurity, creating opportunities that inspire confidence and deliver progress for generations to come.

1. https://www.frbservices.org/resources/financial-services/wires/iso-20022-implementation-center; https://www.swift.com/news-events/news/iso-20022-coexistence-begins-opening-new-possibilities-cross-border-payments.

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Our Strengths

As discussed in the sections titled “Business – Our Solutions and Services” and “Business – Our Strategies and Future Plans”, our Group’s focus is on the provision of professional services and in particular, our Payment System Engine services (and any related software license and maintenance license sales). Accordingly, we believe that our competitive strengths are specific to our operations and expertise in Payment System Engine services. Our main competitive strengths are as follows:

●	We believe we have expertise in RTP with an established track record: Our Group has deep expertise and specialization in RTP. Having implemented RTP solutions for various financial institutions in Southeast Asia, we believe we have extensive experience in and a comprehensive understanding of regional payment systems.

●	Development of a proprietary RTE for optimized RTP: We believe our proprietary AI-RTE has the potential to offer faster, more secure, and more efficient RTP integrations compared to competitors. As a result, we believe we are able to enable cost-effective integrations for financial institutions seeking to adopt RTP.

●	Emerging economies market: We are of the opinion that the RTP market in Southeast Asia is experiencing rapid growth, driven by government initiatives to promote cashless economies, smartphone adoption, and increasing e-commerce activity. We believe this trend presents a significant opportunity for us and creates a favorable sales environment for our Group.

●	Agility and efficiency in adapting to change: We believe our Group’s smaller size and focused specialization, relative to established industry players such as Fidelity National Information Services, Inc. (“FIS”), Finastra Group Holdings Limited, Vocalink Holdings Limited, and ACI Worldwide Inc. give us the ability to quickly adapt to change in the industry space and make and implement important decisions at a faster pace.

●	Strong partnerships and client relationships: Our Group has established partnerships with distributors of digital solutions, allowing us to provide our customers with what we believe to be comprehensive, bespoke solutions. We believe this allows us to offer a larger number of solutions and makes us a “one-stop-shop” solutions provider, distributing cybersecurity and digital solution products not otherwise available in Southeast Asia. Our Group prides itself on cultivating and maintaining strong client relationships. We believe financial institutions consistently choose our Group as their trusted payment solutions partner due to our unwavering commitment to cutting-edge technology, customer service, and scalable solutions. We believe our platform is not only innovative and cost-effective but also robust and reliable, which we believe often seamlessly integrates with our clients’ core systems.

●	Competitively priced solutions: We believe that our low operating costs and specialization allow us to maintain competitive pricing as savings are passed on to clients through competitive pricing. We aim to keep our operating costs low by having our own pre-built solutions tailored to specific RTP systems like FAST, PayNow, and DuitNow, leveraging on our regional experience.

Our Strategies

Our business strategies and future plans largely concern our primary core business, the provision and professional services and in particular, our Payment System Engine services (and any related software license and maintenance license sales). We explain our focus on Payment System Engine services in the section titled “Business – Our Solutions and Services” as well as in the section titled “Business – Competitive Strengths”. Our business strategies and future plans are as follows:

●	Expanding Business Focus in RTP: Our Group aspires to be the preeminent RTP solutions provider in Southeast Asia. We plan to achieve this by leveraging our what we believe to be our deep regional expertise, a cutting-edge proprietary AI-RTE, and strategic partnerships to empower financial institutions with seamless, secure, and efficient RTP integrations. We expect the RTP business expansion will contribute significantly to our overall revenue and profitability due to growth anticipated in Southeast Asia’s RTP market, the creation of recurring revenue streams through our value-added services and ongoing support services, and the scalability of our RTP solution.

●	Geographic Expansion: We intend to establish ourselves as an international player in the digital payments industry by providing RTP solutions and other digital solutions to provide clients with a one-stop shop for their digital and payment needs. While our operations are currently focused on Singapore, Brunei, and Cambodia, we have identified the United States and Republic of Korea as target markets for expansion, in addition to markets across Southeast Asia that we do not currently operate in.

●	Product Improvement and Expansion through Research and Development: We intend to invest in our research and development efforts to enhance our proprietary AI-RTE and develop a comprehensive suite of RTP solutions.

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●	Expansion Through Organic Growth and Acquisitions:

○	Organic Growth into Market Segment: We intend to grow our portfolio of clientele through our specialization in RTP and marketing strategies to increase the number of FI clients we have. We envisage our ISO 20022 expertise to continue to facilitate our organic growth through cementing our position as a key player in the RTP space and continued participation in the development of global standards in turn, developing our network of partners and clients.

○	Strategic Alliances: The Company intends to devote resources to partnering with disruptive FinTech players to offer a comprehensive RTP ecosystem.

○	Acquisition Opportunities: We also intend to pursue suitable inorganic growth opportunities such as acquisitions and joint ventures to expand our suite of solutions in the payments and digital solutions space.

●	Build Recurring Revenue Streams: Our Group intends to cultivate strong client relationships with a focus on recurring revenue streams through value-added services and ongoing support following the initial provision of our professional services.

●	Contribute to Industry Transformation: We believe the payments industry is rapidly transforming due to the increasing complexity of transaction banking operations, widespread digital transformation and adoption of emerging technologies, a demand for RTP solutions, and an increased focus on customer experience as discussed in the section “Industry Overview – Overview of transaction banking payment service middleware market in Southeast Asia - Market drivers of transaction banking payment service middleware market in Southeast Asia”. Despite the advancements led by who we believe to be major players such as Fidelity National Information Services, Inc. (FIS), Finastra Group Holdings Limited, and ACI Worldwide Inc., the Company has identified a critical gap in the market—a lack of a singular, AI-RTE that we believe seamlessly integrates cutting-edge technologies to tackle evolving challenges in transaction banking. We believe most competitors focus on modular solutions, whereas our RTE consolidates speed, scalability, and security into a unified, AI-driven framework, designed to address what we believe to be operational pain points that were previously unsolvable.

Summary of Risk Factors

Investing in our Class A Ordinary Shares involves risks. The risks summarized below are qualified by reference to “Risk Factors” beginning on page 12 of this prospectus, which you should carefully consider before making a decision to purchase our Class A Ordinary Shares. If any of these risks actually occur, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our Class A Ordinary Shares would likely decline, and you may lose all or part of your investment.

We believe some of the major risks and uncertainties that may materially and adversely affect us include the following:

Risks Related to Our Business and Industry

●	economic conditions and ongoing geopolitical uncertainties and conflicts could materially and adversely affect our business, financial condition, and results of operations;

●	we depend on our major customers for a substantial portion of our revenue, and the loss of, or significant reduction in our provision of services to, one or more of our major customers could negatively impact our revenue and operating results;

●	we depend on our major suppliers to support the provision of our services and products to our customers, and our inability to establish and maintain an uninterrupted supply chain could negatively impact our revenue and operating results;

●	failures, defects, errors, or vulnerabilities in our systems could adversely affect our business, financial condition and results of operations;

●	our reliance on artificial intelligence (“AI”) in our products and services may result in operational challenges, legal liability, reputational concerns and competitive risks;

●	our actual or perceived failure to protect information provided by our users and commercial partners, or other confidential information, and to comply with the relevant laws and regulations could adversely affect our business, financial condition and results of operations;

●	we rely on third parties to deliver our services to users on our platforms, and any disruption of or interference with our use of third parties could adversely affect our business, financial condition, and results of operations;

●	if we do not accurately predict, prepare for, and respond promptly to rapidly evolving technological and market developments and successfully manage product and subscription introductions and transitions to meet changing end-customer needs in the security market, our competitive position and prospects will be harmed;

●	our business is dependent on the level of awareness of cybersecurity threats;

●	our increasing focus on cloud-based services presents execution, competitive and compliance risks, and the Company’s revenue growth may be materially adversely affected by our ability to develop cloud-based services and generate sufficient usage of such services;

●	we compete in a highly competitive and rapidly evolving market with a number of other companies, and we face the possibility of new entrants disrupting our market over time;

●	our business is dependent on project-based contracts for the provision of payment and cybersecurity solutions, and we may be unable to secure new contracts;

●	our business is subject to legal and regulatory risks that could have a material and adverse impact on our business, financial condition, and results of operations; and

●	our business depends on a strong reputation and brand, and any failure to maintain, protect and enhance our brand could have a material adverse effect on our business, financial condition, and results of operations.

4

Risks Related to Our Securities and This Offering

●	the obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies;

●	we are a “foreign private issuer” within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies and subject to reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer. As a result, we may not provide you the same information as U.S. domestic public companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects;

●	our operating results may vary significantly from period to period and be unpredictable, which could cause the market price of our Class A Ordinary Shares to decline; and

●	you may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the U.S. and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts.

In addition, we face risks and uncertainties related to our compliance with applicable regulations and policies in our principal markets and operations. See “Risk Factors” and other information included in this prospectus for a detailed discussion of the above and other challenges and risks.

Corporate History and Structure

Our Group’s history began in 2015 when Mr. Lim Heng Hai established TechCreate Solution Private Limited, a Singapore Company with limited liability to carry on the business of technology consultancy and payment solutions services. Along the way, TechCreate Solution Private Limited’s service offerings grew with the development of a RTE devised to better address customers’ payment solutions needs. The business then expanded, over the years, to include the provision of digitalization solutions and consultancy services premised on a Design-Build-Operate-Transfer model.

On June 2, 2022, TechCreate Solution Private Limited acquired 51% of the equity interest in Diginius Private Limited, a Singapore company with limited liability established in February 2020 by Mr. Ronald Vong, specializing in server and cybersecurity products and services. On October 30, 2024, TechCreate Solution Private Limited acquired the remaining 49% of equity interest in Diginius Private Limited. The acquisition led to Diginius Private Limited becoming a direct 100%-owned subsidiary of TechCreate Solution Private Limited and at the time, a combined headcount of 8 employees.

On May 12, 2023, TC Digital Private Limited was incorporated in Singapore as a company with limited liability and a direct 51%-owned subsidiary of TechCreate Solution Private limited with the remaining 49% equity shareholding held by Mr. Ronald Vong. On November 30, 2024, pursuant to a share swap agreement, TC Digital Private limited became a direct 100% owned subsidiary of TechCreate Solution Private Limited. As of the date of this prospectus, TC Digital Private Limited remains a dormant company.

Our Company was incorporated in the Cayman Islands on July 29, 2024 under the Companies Act (Revised) as an exempted company with limited liability. As of the date of this prospectus, our authorized share capital is US$50,000 divided into 250,000,000 ordinary shares of nominal or par value US$0.0002 each, comprising (a) 225,000,000 Class A Ordinary Shares, and (b) 25,000,000 Class B Ordinary Shares.

As part of our Group’s Reorganization, TechCreate Group Inc. was incorporated as a BVI business company in the British Virgin Islands on July 31, 2024 and authorized to issue a maximum of 50,000 ordinary shares of a single class without par value. Prior to the reorganization, TechCreate Group Inc. issued 1 ordinary share to Mr. Lim Heng Hai.

5

[Pursuant to a restructuring agreement to be entered into prior to this offering (the “Restructuring Agreement”), the shareholders of TechCreate Solution Private Limited, being a company incorporated in Singapore on March 16, 2015 as a private company limited by shares, namely (i) Mr. Ronald Vong, (ii) Mr. Lim Heng Hai (iii) Chai Chang Ruey Fen, (iv) Vong Tze Poh, (v) Neo Meng Chu, (vi) Teo Mui Lan, and (vii) ICHAM Master Fund VCC intend to transfer their respective ordinary shares in the share capital of TechCreate Solution Private Limited, representing in aggregate 100% of the issued share capital of TechCreate Solution Private Limited, to TechCreate Group Inc. The consideration for the share transfers will be satisfied by the allotment and issuance of an aggregate of [9,999] ordinary shares with no par value in TechCreate Group Inc. to each of these shareholders. Pursuant to the Restructuring Agreement, immediately following these share transfers, each of these shareholders will in turn transfer their respective shares in TechCreate Group Inc. representing in aggregate 100% of the issued share capital of TechCreate Group Inc., to TechCreate Group Ltd. The consideration for the share transfers will be satisfied by the allotment and issuance of an aggregate of [                ] Class A Ordinary Shares and [                ] Class B Ordinary Shares in accordance with and subject to the terms of the Restructuring Agreement.]

[Upon completion of the Reorganization which will occur prior to this offering, TechCreate Solution Private Limited will become a subsidiary of TechCreate Group Inc., which will in turn, be a wholly-owned subsidiary of the Company.]

The following diagram illustrates our corporate structure, including our principal subsidiaries, upon the completion of the Reorganization:

TechCreate Group Ltd.
(Cayman)
100%
TechCreate Group Inc.
(BVI)
100%
TechCreate Solution Private Limited
(Singapore)
100%
100%
Diginius Private Limited
(Singapore)
TC Digital Private Limited
(Singapore)

Corporate Information

Our principal executive offices are located at 336 Smith Street, #06-303, New Bridge Centre, Singapore 050336. Our telephone number at this address is +65 6936 6354. Our registered office in the Cayman Islands is located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our agent for service of process in the United States is [  ], located at [  ].

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Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our corporate website is www.techcreate.com.sg. The information contained on our website is not incorporated by reference into, and not a part of this prospectus.

Principal Shareholders

Mr. Vong Ronald Chin Hua and Mr. Lim Heng Hai have entered into a concert party agreement dated December 4, 2024 (the “Deed”), in which Mr. Vong Ronald Chin Hua and Mr. Lim Heng Hai (each a “Party” and collectively, the “Parties”) agree, confirm and ratify that since January 1, 2023 the Parties, whether by themselves or via any corporate vehicles, have been cooperating and acting in concert with one another as a single business venture in respect of all material management matters, voting decisions, and/or business decisions relating to TechCreate Solution Private Limited and Diginius Pte. Ltd. required to be approved by shareholders (including but not limited to financial and operation policy, declaration of dividends, annual budget, execution of material contracts and investment, and appointment of directors and senior management relating to TechCreate Solution Private Limited and Diginius Pte. Ltd.), and the Parties had first communicated, discussed and come to a unanimous decision in all shareholders’ meetings and had reached the unanimous decision and resolution in accordance with the consensus achieved among them. The Parties had cooperated with each other to obtain and maintain the control and the management of TechCreate Group Ltd. (the “Holdco”, together with all subsidiaries of the Holdco, the “Group”) and had been enjoying the economic benefits generated from the businesses and projects of the Group in proportion to their respective shareholdings in TechCreate Solution Private Limited and Diginius Pte. Ltd. and undertake, amongst others, that (i) when exercising their respective voting rights at the shareholders’ meetings of the Holdco, they shall vote, or procure any entities or proxies which were entitled to vote at the shareholders’ meetings to vote, as the case may be, unanimously in accordance with the consensus achieved among the Parties; (ii) prior to voting on any resolutions in the shareholders’ meetings and board meetings of the Holdco, each Party will discuss the relevant matters with one another with a view to reaching consensus and a unanimous vote; (iii) they shall manage and control the Group on a collective basis and make collective decisions in respect of the financial and operating policies of the Group; (iv) they shall centralize the ultimate control and right to make final decisions with respect to their interests in the businesses and projects of the Group; (iv) they will not do any act or exercise any of their voting power (which may be available to them from time to time) in contravention of their obligations under the Deed or in violation of any consensus reached in accordance with the Deed. As such, Mr. Vong Ronald Chin Hua and Mr. Lim Heng Hai will hold in aggregate [78.8]% of the voting power over the Company upon the completion of the reorganization. The concert party agreement may be terminated by mutual agreement in writing by the Parties, subject to compliance with any applicable regulatory requirements and a minimum period of two (2) years having passed from the date of the Deed. See “Principal Shareholders” for further information on the beneficial ownership of our ordinary shares upon the completion of the Reorganization by each of our directors and executive officers; and each person known to us to beneficially own more than 5% of our ordinary shares.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies that have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of  (a) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), which would occur if the market value of the Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer

We are a foreign private issuer under the Exchange Act, as amended, or the Exchange Act. Accordingly, upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. This means that, even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the rules under the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the rules under the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

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See “Risk Factors—Risks Related to Our Securities and This Offering —We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

In this prospectus, we have taken advantage of certain of the reduced reporting requirements as a result of being an emerging growth company and a foreign private issuer. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

Implications of Being a Controlled Company

Upon the completion of this offering, [Mr. Lim Heng Hai and Mr. Ronald Vong] will beneficially own [  ]% of our total issued and outstanding ordinary shares, representing [  ]% of our total voting power, assuming that the underwriters do not exercise their option to purchase additional ordinary shares, or [  ]% of our total issued and outstanding ordinary shares, representing [  ]% of our total voting power, assuming that the option to purchase additional ordinary shares is exercised by the underwriters in full. As a result, we will be a “controlled company” as defined under [Nasdaq Stock Market Rules] because [Mr. Lim Heng Hai and Mr. Ronald Vong] will hold more than 50% of the voting power for the election of directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See “Risk Factors—Risks Related to this Offering and Ownership of our Shares—We will be a “controlled company” after our listing under the [Nasdaq Capital Market] corporate governance rules and, as a result, will be eligible to rely on exemptions from certain corporate governance requirements that provide protection to shareholders of companies that are not controlled companies.”

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The Offering

Offering Price	We expect that the initial public offering price will be between US$[ ] and US$[ ] per Class A Ordinary Share.

Class A Ordinary Shares Offered by Us	[ ] Class A Ordinary Shares (or [ ] Class A Ordinary Shares if the underwriter exercises its option to purchase additional Class A Ordinary Shares in full).

Class A Ordinary Shares Issued and Outstanding prior to This Offering	[ ] Class A Ordinary Shares.

Class A Ordinary Shares Outstanding Immediately After This Offering	[ ] Class A Ordinary Shares (or [ ] Class A Ordinary Shares if the underwriter exercises its over-allotment option to purchase additional Class A Ordinary Shares in full).

Voting Rights	Each holder of Class A Ordinary Shares is entitled to one vote per share. Upon issue, we intend each holder of Class B Ordinary Shares to be entitled to 10 votes per share. Each Class B Ordinary Share is expected to be convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not expected to be convertible into Class B Ordinary Shares under any circumstances.

Proposed trading market and ticker symbol	We intend to apply to list the Class A Ordinary Shares on the [Nasdaq Capital Market] under the symbol [ ]

Over-allotment option	We have granted to the underwriter an option, exercisable within 45 days from the closing of this offering, to purchase up to [ ] additional Class A Ordinary Shares (equivalent to 15% of the total number of Class A Ordinary Shares offered by us in this offering).

Representative Warrants	We have agreed to issue to the Underwriters and to register herein warrants upon the completion of this offering to purchase up to [ ] Class A Ordinary Shares (which are equal to five percent (5%) of the total number of Class A Ordinary Shares sold in this offering and including any over-allotment shares). The Warrants shall be exercisable commencing six months from the date of issuance and for a term of three (3) years, at a per share price of 120% of the offering price of the initial public offering price of the Class A Ordinary Shares offered hereby.

Use of Proceeds

We intend to use the net proceeds from this offering as such: 25% for sales and marketing activities for the development and expansion of business and our business operations, 35% for research and development to better delivery high-quality services, 30% for potential merger and acquisitions. See “Use of Proceeds” for additional information.

Dividend Policy	We do not have any present plan to pay any cash dividends on our Class A Ordinary Shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Dividend Policy” for additional information.

Lock-up	Our directors, officers and holders of more than five percent (5%) of our outstanding Class A Ordinary Shares as of the effective date of the Registration Statement will enter into customary “lock-up” agreements in favor of the Underwriters for a period of six (6) months from the date of the Offering, and we will agree, for a period of three (3) months from the closing of the Offering, that we will not (A) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any Class A Ordinary Shares or any other securities of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; or (B) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company. See “Underwriting” for additional information.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the Class A Ordinary Shares.

Listing	We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Transfer Agent	[ ]

Payment and settlement	The underwriter expects to deliver the Class A Ordinary Shares against payment therefor through the facilities of [ ] on or about [ ], 2025.

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Summary Consolidated Financial Data

The following summary consolidated statements of operations and comprehensive (loss) income data and cash flow data for the years ended December 31, 2023 and 2024 and summary consolidated balance sheets data as of December 31, 2023 and 2024 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with the U.S. generally accepted accounting principles, or “U.S. GAAP”.

Our historical results are not necessarily indicative of results to be expected for any future period. The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Summary Consolidated Statements of Operations and Comprehensive Loss

	For Years Ended December 31,
	2023	2024	2024
	S$	S$	US$
Revenue	2,879,645	3,104,324	2,298,818
Cost of revenue	(1,460,778)	(2,210,508)	(1,636,928)
Gross profit	1,418,867	893,816	661,890

Selling and distribution expenses	(704,128)	(786,428)	(582,367)
Research and development expenses	(7,000)	-	-
General and administrative expenses	(754,802)	(976,411)	(723,053)
Total operating expenses	(1,465,930)	(1,762,839)	(1,305,420)

Loss from operations	(47,063)	(869,023)	(643,530)
Other income (expenses)
Other income	52,375	30,828	22,829
Interest expense	-	(41,952)	(31,066)
Total other income (expenses)	52,375	(11,124)	(8,237)
Income/ (loss) before income tax	5,312	(880,147)	(651,767)
Income tax expense	(200,107)	(132,679)	(98,252)
Net loss	(194,795)	(1,012,826)	(750,019)

Other comprehensive loss, net of tax
Currency translation differences arising from consolidation	6,421	(5,717)	(4,234)
Net comprehensive loss	(188,374)	(1,018,543)	(754,253)

Net loss per share attributable to ordinary shareholders
Basic and diluted*	(194,795)	(1,012,826)	(750,019)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted*	1	1	1

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Summary Consolidated Balance Sheets

	As of December 31,
	2023	2024	2024
	S$	S$	US$
ASSETS
Current Assets
Deferred Cost	824,822	576,562	426,956
Contract Assets	76,157	145,383	107,659
Accounts and Other Receivable	119,067	276,734	204,927
Amount Due from Shareholders	4,900	4,900	3,629
Amount Due from Related Party	56,887	11,772	8,717
Cash and Cash Equivalents	997,846	1,205,951	893,032
Deferred Offering Costs	-	457,718	338,950
Total Current Assets	2,079,679	2,679,020	1,983,870

Non-Current Assets
Property, Plant and Equipment, net	9,014	7,929	5,872
Right-of-Use Assets – Operating Leases	49,870	83,288	61,677
Deferred Cost	246,246	57,400	42,506
Other Receivables	11,488	-	-
Total Non-Current Assets	316,618	148,617	110,055
TOTAL ASSETS	2,396,297	2,827,637	2,093,925

Commitments and Contingencies	-	-	-

LIABILITIES
Current Liabilities
Contract Liabilities	1,307,594	981,651	726,934
Account and Other Payables	110,623	100,653	74,536
Amount Due to Directors	6,943	14,907	11,039
Operating Lease Liability	26,788	39,815	29,484
Income Tax Payables	27,408	277	205
Working Capital Loans	-	151,714	112,347
Total Current Liabilities	1,479,356	1,289,017	954,545

Non-Current Liabilities:
Operating Lease Liability	27,290	47,233	34,977
Contract Liabilities	238,124	8,247	6,107
Working Capital Loans	-	608,416	450,545
Total Non-Current Liabilities	265,414	663,896	491,629
TOTAL LIABILITIES	1,744,770	1,952,913	1,446,174

SHAREHOLDERS’ EQUITY
Ordinary Shares, US$0.0002 par value, 250,000,000 shares authorized, 1 share issued and outstanding as of December 31, 2023 and 2024 respectively.	-	-	-
Additional Paid-in Capital	109,800	1,351,540	1,000,844
Accumulated Other Comprehensive Loss	(2,158)	(7,875)	(5,832)
Retained Earnings/ (Accumulated Losses)	543,885	(468,941)	(347,261)
Total Shareholders’ Equity	651,527	874,724	647,751
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,396,297	2,827,637	2,093,925

Summary Consolidated Statements of Cash Flow

	For Years Ended December 31,
	2023	2024	2024
	S$	S$	US$
Net cash generated from/ (used in) operating activities	141,242	(1,286,364)	(952,580)
Net cash used in investing activities	(10,651)	(7,848)	(5,812)
Net cash (used in)/ generated from financing activities	(302,291)	1,510,164	1,118,309
Net (decrease)/ increase in cash and cash equivalents	(171,700)	215,952	159,917
Cash and cash equivalents at the beginning of the year	1,163,124	997,846	738,926
Effects of changes in foreign exchange of cash	6,422	(7,847)	(5,811)
Cash and cash equivalents at the end of the year	997,846	1,205,951	893,032

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Risk Factors

Investing in our Class A Ordinary Shares entails a significant level of risk. Before investing in the Class A Ordinary Shares, you should carefully consider all of the risks and uncertainties mentioned in this section, in addition to all of the other information in this prospectus, including the financial statements and related notes. We may face additional risks and uncertainties aside from the ones mentioned below. There may be risks and uncertainties that we are unaware of, or that we currently do not consider material, that may become important factors that could adversely affect our business in the future. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects. In such case, the market prices of the Class A Ordinary Shares could decline, and you may lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

Our historical growth and financial performance may not be indicative of our future performance.

As a relatively young Company that was incorporated in 2015, the rapid growth in the past years that we have experienced may not be sustainable or representative of our future growth trajectory. Further, the COVID-19 pandemic accelerated the adoption of digital payments globally and this has contributed to our success as a RTP solutions provider in Southeast Asia. Therefore, our rate of growth may not be maintained in years to follow. With the effects of the pandemic subsiding, and the consequential change in market conditions, new challenges may arise which could impact the rate of growth and financial performance of our Company. These challenges may include increased competition, evolving user preferences, adverse market conditions or regulatory changes, and other factors which may be beyond our control. As a result, our historical growth and financial performance may not be indicative of our future prospects. Should we be unable to maintain our growth momentum, adapt to changing market conditions or address new challenges effectively, the business, financial condition, and results of operations of our Company could be materially and adversely affected.

We may not achieve or maintain profitability in the future.

We expect to continue to make investments in developing and expanding our business, including, but not limited to, in technology, recruitment and training, marketing, and for the purpose of pursuing strategic opportunities. Our growth efforts may result in significant costs and expenses before generating any incremental revenue from acquisitions or investments. Moreover, we may experience more expenses than we anticipate or fail to generate enough revenue to offset costs, leading to losses. Additionally, we may continue to incur significant losses in the future for a number of reasons, including, but not limited to:

●	our inability to grow market share in our existing markets or any new markets we may enter;
●	our expansion into new markets or adjacent lines of business, for which we typically incur more significant losses in the early stages following entry;
●	our inability to successfully execute on acquisitions, integrate acquired businesses and realize efficiencies or meet growth aspirations inherent in the decision to make a specific acquisition;
●	increased competition in the payments, cybersecurity, and information technology industries in our key markets;
●	failure to realize effective marketing campaigns and product and technology enhancements;
●	failure to execute our growth strategies;
●	changes in the macroeconomic and geopolitical environment and a subsequent reduction in our commercial partners’ customer acquisition budgets for payment and other software products and solutions across our markets;
●	increased marketing costs;
●	challenges in hiring additional personnel to support our overall growth;
●	increased labor costs as a result of rising inflation and increasing competition;
●	changes in laws, regulations and government policies that directly or indirectly impact our industries and business operations;
●	public health threats, natural disasters or other catastrophic events;
●	changes in accounting policies; and
●	unforeseen expenses, difficulties, complications and delays, and other unknown factors.

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In addition, as a public company, we will also incur significant legal, accounting, insurance, compliance, and other expenses that we did not incur as a private company. These expenses may increase even more if we no longer qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs. If we fail to manage our losses or to grow our revenue sufficiently to keep pace with our investments and other expenses, our business will be harmed, and we may not achieve or maintain profitability in the future.

Economic conditions and ongoing geopolitical uncertainties and conflicts could materially and adversely affect our business, financial condition, and results of operations.

The overall condition of the markets in which we operate, namely, Brunei, Cambodia, Malaysia, and Singapore, influences our business operations and financial positions. Each of the markets in which we operate is affected by various macroeconomic factors outside our control, which by their nature are cyclical and subject to change. Amongst other things, these factors include interest rates, the general market outlook for economic growth, unemployment, and consumer confidence. Potential changes to government policy and regulation may also impact these factors.

The current global economic slowdown and the possibility of continued turbulence or uncertainty in global financial markets and economies have had, and may continue to have, a moderate impact on transaction volumes. This could lead to a slight decrease in our revenue growth. Further, inflationary pressures have increased our operating costs in 2023 and could continue to have an adverse impact on our costs, margins, and profitability in the future.

There is no guarantee that our efforts will be entirely successful in countering the potential negative impacts of macroeconomic risks on our business. We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our industries. If macroeconomic conditions worsen or the current global economic conditions continue for a prolonged period of time, our business, financial condition and results of operations could be materially and adversely affected.

Our key markets are located in Greater Southeast Asia, which subjects us to various risks inherent in operating and investing in this region, such as uncertainties with respect to the local economic, legal and political environment.

We are headquartered in Singapore and our three key markets in Greater Southeast Asia markets are Brunei, Cambodia, and Singapore. In 2023, 35%, 25%, and 35% of our total revenue was generated from Brunei, Cambodia, and Singapore, respectively. In 2024, 25%, 50% and 25% of our total revenue was generated from Brunei, Cambodia, and Singapore, respectively.

Each of our markets has its own set of political, policy, legal, economic, taxation and other risks and uncertainties that may impact our performance. Therefore, operating in our current markets often requires bespoke business models for each market in which we operate, which adds complexity and reduces economies of scale. In addition, volatile political situations, policy instabilities or changes in policy directions in these markets could negatively affect the local economy, operating environment, and investor confidence, which in turn could have a material adverse effect on our business, financial condition, and results of operations. Furthermore, emerging markets, such as Cambodia, tends to have less sophisticated legal, taxation and regulatory frameworks than developed markets and are typically subject to greater risks and uncertainties, including, but not limited to, the risks of expropriation, nationalization, commercial or governmental disputes, inflation, interest rate and currency fluctuations, and greater difficulty in enforcing or collecting payment against contracts and ensuring that all required governmental and regulatory approvals necessary to operate our business are in place and will be renewed. In addition, the laws and regulations in these markets are more susceptible to unexpected changes and inconsistent application, interpretation, or enforcement.

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For a more detailed description of these risks, see “—Risks Related to the Jurisdictions in which We Operate”.

If we fail to retain existing commercial partners and customers, especially commercial partners and customers from which we generate a substantial portion of our revenue, or attract new commercial partners and customers, our business, financial condition and results of operations could be materially and adversely affected.

Our commercial partners and customers typically do not maintain exclusive commercial relationships with us. The agreements we have in place with these entities generally span an average term of one to three years and may be terminated by either party with appropriate notice, without the need for specific cause.

However, if we fail to consistently deliver high-quality solutions and services, there is a risk that our commercial partners or customers may redirect their resources to alternative channels or competitors. This could negatively impact our revenue, business, financial condition, and overall operational results. Additionally, fluctuations in market conditions or changes within the regulatory landscape could further affect our commercial partner network.

The process of establishing new partnerships or expanding existing relationships is often time-consuming and resource-intensive, particularly in the financial services industry, which is characterized by long sales cycles and there is no assurance that our efforts will yield success. If we are unable to maintain in good standing existing relationships with commercial partners, or unable to add new commercial partners, or if we become dependent on a limited number commercial partners, we may be unable to meet the expectations of our customers and other counterparties that rely on our business. This deficiency could reduce confidence in our ability to offer competitive rates and terms, making us less popular with such customers and counterparties. As a result, our business could be materially impacted, which could have an adverse impact on our business, financial condition and results of operations.

In 2023 and 2024, we depended on our major customers for a substantial portion of our revenue and such dependence may continue in the future, and the loss of, or significant reduction in our provision of services to, one or more of our major customers could negatively impact our revenue and operating results.

In the year ended December 31, 2023, we had 3 major customers that each accounted for 10% or more of our total revenue. Customer A operates as Cambodia’s largest and leading financial institution, Customer B is Brunei’s largest telecommunications company, and Customer C is a Singapore Insurance Corporation. These major customers accounted for 35%, 25%, and 11% of the total revenue of the Company in 2023. In the year ended December 31, 2024, we had 4 major customers that each accounted for 10% or more of our total revenue, being Customer A, B, C and D, that accounted for 34%, 23%, 19% and 11%, respectively, of the total revenue of the Company in that year. Customer D is a technology service provider specializing in system integration and customer engagement solutions based in Cambodia.

In the future, these customers may not decide to engage our services, or may engage us for fewer services than they did in the past. In particular, pursuant to the contracts that we have with our major customers, the tenure of the engagement of our services generally span between 1 to 5 years, dependent on the project that we are engaged for. In addition, most contracts may be terminated by either party, at any time, so long as the requisite notice period, which ranges from approximately 1 month to 3 months, has been served. Moreover, our contracts often grant liquidated damages to our customers if we encounter delays and fail to meet the expected deadlines, or refunds if we are unable to provide the expected services which may result in losses incurred. Further, as the renewal of our contracts are based on mutual consent, in the event we no longer meet our major customers’ needs, or if they prefer alternative suppliers, our business operations may be negatively impacted.

There are a number of factors, including our performance, that could cause the loss of, or decrease in the volume of business from, a customer. Even if we have a strong record of performance with our customers we cannot assure you that we will continue to maintain the business cooperation with our current customers at the same level, or at all. The loss of business from one or more of these major customers, especially our top customer, could materially and adversely affect our revenue and profit.

If any customer terminates its relationship with us, we cannot assure you that we will be able to secure an alternative arrangement with comparable customers in a timely manner, or at all. Similarly, in the event any of our major customers were to terminate their contractors with us prematurely, or if we are unable to derive recurring business from our major customers, our revenue, business and/or results of operations may be materially and adversely impacted.

In 2023 and 2024, we depended on our major suppliers to support the provision of our services and products to our customers and such dependence may continue in the future, and our inability to establish and maintain an uninterrupted supply chain could negatively impact our revenue and operating results.

We engage suppliers to provide the necessary support to our business operations. In the year ended December 31, 2023, we had 3 major suppliers that each accounted for 10% or more of our total cost of revenue. Supplier A operates as a cloud-based technology solutions company, Supplier B is in the business of selling and supporting the implementation and operation of cybersecurity products and cloud services, and Supplier C is a company that specializes in cryptography. These major suppliers accounted for 23%, 17%, and 12% of the total costs of revenue of the Company in 2023. In the year ended December 31, 2024, we had 2 major suppliers that each accounted for 10% or more of our total cost of revenue, being Supplier A and D that accounted for 12% and 13%, respectively, of the total costs of revenue of the Company in 2024. Supplier D is a cybersecurity company that provides Trellix-based cybersecurity solutions.

Any failure of our major suppliers to accommodate our business scale, any suspension or termination of our supply arrangements, any change in cooperation terms, or deterioration of cooperative relationships with these major suppliers, may materially and adversely affect our results of operations. For the year ended December 31, 2024, we did not have any long-term agreements with our major suppliers. Instead, our major suppliers will grant us annual licenses of their products/services and fulfil our purchase orders on a per-transaction basis. While we have a partnership agreement with one of our major suppliers which was entered into in the year ended December 31, 2023, this may be terminated by either party, so long as the requisite 3 months’ notice period has been met.

We cannot guarantee that our major suppliers will always be able to fulfil our supply demands on reasonable terms or in a timely manner. In addition, our major suppliers are independent entities subject to their own operational and financial risks that are outside our control. If our current product suppliers were to stop selling products/services to us or delay delivery, including as a result of labor shortages, supplier disruptions, closing or bankruptcies of our suppliers, or for other reasons, we may be unable to procure alternative products from other suppliers or that we would be able to find replacement suppliers on commercially reasonable terms, on a timely basis. Further, any termination of our partnership, or any non-fulfilment of our supply requirements, may materially and adversely affect the results of our operations. As such, our management team will continue to monitor our relationships with these major suppliers from time to time to determine if any further mitigation measures need to be established.

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Failures, defects, errors, or vulnerabilities in our systems could adversely affect our business, financial condition and results of operations.

We rely heavily on the availability and performance of our platforms and systems to service our commercial partners. However, these platforms and systems are susceptible to failures, interruptions and security breaches and may have defects, errors, or vulnerabilities, which could adversely affect our business, financial condition, and results of operations. Such risks include, but are not limited to:

●	Technical malfunctions, power outages, hardware or software failures, defects, errors or vulnerabilities in our systems and human errors that could disrupt the availability or functionality of our platforms, leading to decreased commercial partner satisfaction and potential loss of these commercial partners;
●	Security breaches, cyberattacks or unauthorized access to our systems that could compromise the security, confidentiality or availability of our platforms or the loss or compromise of user data or other confidential information, resulting in reputational damage, legal liability and loss of trust among users and commercial partners;
●	Increased costs and resources associated with identifying, addressing and resolving any defects, errors or vulnerabilities in our systems;
●	Increased costs associated with maintaining, upgrading and enhancing our platforms and systems to minimize the risks of failures, interruptions, and security breaches and to comply with evolving legal and regulatory requirements;
●	The potential for a prolonged system failure or interruption, which could lead to loss of revenue, increased operating expenses or negative publicity; and
●	The potential for legal liability, regulatory penalties or negative publicity resulting from system failures, defects, errors, or vulnerabilities which could harm our reputation and brand.

Our data, corporate systems, third-party systems, and security measures may be breached due to the actions of outside parties, employee error, malfeasance, a combination of these, or otherwise, and, as a result, an unauthorized party may obtain access to our data. Furthermore, as a provider of cybersecurity solutions, we may be a more attractive target for such attacks. A breach in our data security or an attack against our service ability, or that of our third-party service providers, could impact our network or networks secured by our products and subscriptions, creating system disruptions or slowdowns and exploiting security vulnerabilities of our products, and the information stored on our networks or those of our third-party service providers could be accessed, publicly disclosed, altered, lost, or stolen, which could subject us to liability and cause us financial harm. Although we have not yet experienced any unauthorized access incidents by a third party of our internal network, any actual or perceived breach of network security in our systems or networks, or any other actual or perceived data security incident we or our third-party service providers suffer, could result in damage to our reputation, negative publicity, loss of commercial partners, customers, and sales, loss of competitive advantages over our competitors, increased costs to remedy any problems and otherwise respond to any incident, regulatory investigations, or enforcement actions, costly litigation, and other liability. In addition, we may incur significant costs and operational consequences of investigating, remediating, eliminating, and putting in place additional tools and devices designed to prevent actual or perceived security incidents, as well as the costs to comply with any notification obligations resulting from any security incidents. Any of these negative outcomes could adversely impact the market perception of our products and subscriptions and end-customer and investor confidence in our Company and could seriously harm our business or operating results.

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Further, failure to effectively manage these risks and maintain the availability and performance of our platforms could diminish our ability to service our users and commercial partners, leading to loss of market share, decreased revenue, and reputational damage, which could adversely affect our business, financial condition, and results of operations.

Our reliance on artificial intelligence (“AI”) in our products and services may result in operational challenges, legal liability, reputational concerns and competitive risks.

As elaborated under “Business – Overview”, since we rely on AI in our flagship product, the Artificial Intelligence Real-Time Engine (“AI-RTE”) to enable financial institutions to process payments with greater speed, security, and efficiency, it is therefore a significant element of our current and future business strategy. However, as AI is still a developing technology, it presents risks and challenges, both known and unknown, that could affect its development, adoption and our use, which therefore may affect our business operations. At present, we take the view that some of the known risks of AI include, cybersecurity, accuracy, and intellectual property infringement. In addition, as the regulations surrounding AI are still developing, we intend to monitor the regulatory risks that may present, themselves in the future which may affect our development or deployment of our AI-RTE. To that end, we believe some jurisdictions are applying or considering to apply cybersecurity and data protections laws to AI, and/ or are considering general legal frameworks on AI.

Further, AI algorithms may be flawed, datasets may be insufficient or of poor quality, and this may result in performance disruptions or errors. Overcoming these technical obstacles may prove to be impossible or impracticable, and the costs incurred may adversely affect our business revenue. In addition, we may be subject to potential legal liability or reputational harm if the determinations, recommendations, forecasts or analysis that our AI-RTE assists in generating are deficient or inaccurate.

Accordingly, if our AI-RTE does not function reliably, fails to meet expectations in terms of assisting with improving the speed, security, and efficiency of payment processing, or cannot be fully utilized due to increasing regulation or reputational concerns, we may be unable to provide the requisite services using our flagship product, and this may adversely impact our ability to effectively compete in the market.

We rely on third parties to deliver our services to users on our platforms, and any disruption of or interference with our use of third parties could adversely affect our business, financial condition, and results of operations.

As a provider of a comprehensive range of professional services, sale of software and maintenance licenses, and the sale of hardware, operating across different markets in the Greater Southeast Asia, we rely on third parties to deliver our services to users on our platforms. Any disruption of or interference with our use of these third parties could adversely affect our business, financial condition, and results of operations.

In particular, we rely heavily on Amazon Web Services (“AWS”) as our primary cloud services provider for hosting our websites and data. Services provided to us by AWS include, but are not limited to, storage, networking and database management. Our relationship with AWS is governed by their standard customer agreement (the “AWS Agreement”). The AWS Agreement will remain in effect until terminated by either party in accordance with the agreement. AWS can change or discontinue services provided under the AWS Agreement from time to time, provided that they provide twelve months’ prior notice if such changes are material (except in certain situations, such as if such notice period would be economically or technically burdensome or cause AWS to violate legal requirements). AWS can also modify the AWS Agreement at any time by posting a revised version of the customer agreement or standard terms of service on their website or by notifying us, provided that they provide at least ninety days’ advance notice of any adverse changes.

This reliance on AWS exposes us to various risks, including:

●	the potential for service outages, disruptions or degradation in performance on the AWS platform, which could lead to interruptions in our services, loss of user trust and damage to our reputation;
●	the possibility of AWS encountering technical difficulties, cybersecurity breaches or other issues that could impact the security, privacy and integrity of our data and systems, leading to potential legal liabilities, regulatory penalties and loss of user trust;
●	the risk of AWS increasing its prices, changing its terms of service, or discontinuing certain features or services, which could result in increased operating costs or the need for us to find alternative providers, potentially disrupting our operations;
●	the possibility of AWS facing regulatory scrutiny or legal action, which could lead to limitations on its ability to provide services, increased costs or reputational damage, indirectly impacting our business; and
●	the reliance on AWS for ongoing maintenance, support and enhancements to its platform, which may not align with our needs.

While we have in the past been able to renew our customer agreement with AWS and expect to continue to do so in the future, there can be no assurance that we can continue to renew the AWS Agreement on commercially favorable terms, or at all, or if the AWS Agreement is not terminated early pursuant to its terms. While we have adopted technologies that work across all major cloud infrastructure platforms, the process of transferring data and systems between providers would likely be time-consuming and complex, and there is no guarantee that this could be done seamlessly or without disruption to our operations. Any disruption of, or interference with, our use of AWS or other third-party service providers could result in interruptions to our services, increased costs, reputational damage, loss of user trust and potential legal liabilities, all of which may adversely impact our business, financial condition and results of operations.

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Our use of open-source software could adversely affect our ability to offer our platforms and services and subject us to costly litigation and other disputes.

We utilize open-source software and merge it with our own custom-developed stacks in various aspects of our platforms and services. By employing this multi-layered approach, we take the view that risk is minimized as, inter alia, we are better able to: (1) have control over the core functionality of the software as the Company’s custom-developed stacks form the core of solutions which enhances the security of the critical functionalities; (2) actively monitor the open-source components for vulnerabilities by conducting a quarterly review of the list of libraries used in by our internal software, which allows the Company to tailor the software to suit their specific needs, meet industry standards from a compliance perspective, and monitor the libraries for the prompt implementation of the patches should the need arise; and (3) minimize the risk of cybersecurity threats through the additional layer of complexity in the software. Notwithstanding the above, the use of the relevant open-source software may nonetheless inadvertently expose us to risks that could adversely impact our ability to operate our platforms and subject us to costly litigation and other disputes.

In the event of noncompliance with open-source licensing terms or copyleft restrictions, we may be required to release the source code of our proprietary software, reengineer our platforms and services, or discontinue the use of certain software components, any of which could result in significant costs and disruptions to our business. Additionally, defending against potential legal claims or disputes relating to open-source software may consume valuable resources and divert the attention of our management and technical personnel. These factors could adversely affect our business, financial condition, and results of operations.

In order to remain competitive and to continue to increase our revenues and earnings, we intend to continually and quickly update our services, a process that could result in higher costs and the loss of revenues, earnings and customers if the new services do not perform as intended or are not accepted in the marketplace.

As part of the provision of our professional services, we compete in the payments technology industry which is characterized by rapid technological change, new product introductions, evolving industry standards and changing customer needs. In order to remain competitive, we are continually involved in a number of projects, including the development of new platforms, payment processing capabilities, new cross-border workflow and other new offerings emerging in the payments technology industry. These projects carry the risks associated with any development effort, including cost overruns, delays in delivery and performance problems. Based solely on our market observations, in the payments technology markets, these risks are even more acute. Any delay in the delivery of new services or the failure to differentiate our services could render our services less desirable to customers, or possibly even obsolete. Furthermore, as the market for alternative payment processing services evolves, it may develop too rapidly or not rapidly enough for us to recover the costs we have incurred in developing new services targeted at this market.

In addition, certain of the services we deliver to the payments technology market are designed to process very complex transactions and deliver reports and other information on those transactions, all at very high volumes, processing speeds while maintaining transaction integrity and accurate reconciliation. Any failure to deliver an effective and secure product or any performance issue that arises with a new product or service could result in significant processing or reporting errors or other losses. We rely in part on third parties, including some of our competitors and potential competitors, for the development of and access to new technologies. As a result of these factors, our development efforts could result in higher costs that could reduce our earnings in addition to a loss of revenues and earnings if promised new services are not delivered timely to our customers or do not perform as anticipated.

Use of our digital payment solutions for illegal activities or improper purposes could harm our business.

We cannot ensure that our users will not attempt to use the payments platform developed by us for our customers for illegal activities or improper uses, including money laundering, terrorist financing, sanctions evasion, illegal online gambling, fraudulent sales of goods or services, illegal telemarketing activities, illegal sales of prescription medications or controlled substances, piracy of software, movies, music, and other copyrighted, trademarked or digital goods, bank fraud, child pornography, human trafficking, prohibited sales of alcoholic beverages or tobacco products, securities fraud, pyramid or Ponzi schemes, or the facilitation of other illegal or improper activity. Moreover, certain activity that may be legal in one jurisdiction may be illegal in another jurisdiction, and a merchant may be found responsible for intentionally or inadvertently importing or exporting illegal goods, resulting in liability for us. Owners of intellectual property rights or government authorities may seek to bring legal action against providers of payments solutions that are peripherally involved in the sale of infringing or allegedly infringing items by a user. Further, measures to prevent and detect illegal activities that may occur on the payments platforms of commercial partners may require continuous improvement and may not be effective in detecting and preventing illegal activity or improper uses.

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Any illegal or improper uses of our payments platform or failure by us to detect or prevent illegal or improper activity by our users may subject us to claims, individual and class action lawsuits, and government and regulatory requests, inquiries, or investigations that could result in liability, restrict our operations, impose additional restrictions or limitations on our business or require us to change our business practices, harm our reputation, increase our costs, and negatively impact our business.

If we do not accurately predict, prepare for, and respond promptly to rapidly evolving technological and market developments and successfully manage product and subscription introductions and transitions to meet changing end-customer needs in the security market, our competitive position and prospects will be harmed.

Cybersecurity is another professional service that we provide. In cyberspace, the digital security market has grown quickly and is expected to continue evolving rapidly. Moreover, many of our customers operate in markets characterized by rapidly changing technologies and business plans, which require them to add numerous network access points and adapt increasingly complex enterprise networks, incorporating a variety of hardware, software applications, operating systems, and networking protocols. If we fail to accurately predict customers’ changing needs and emerging technological trends in the enterprise security industry, including in the areas of mobility, virtualization, cloud computing, and software defined networks (“SDN”), our business could be harmed. The technology in our platform is especially complex because it needs to effectively identify and respond to new and increasingly sophisticated methods of attack, while minimizing the impact on network performance. While we mainly use the cloud services as a replacement for hardware architectures, subject to the requests of our clients, some of our new platform features and related platform enhancements may require us to develop new hardware architectures that involve complex, expensive, and time-consuming research and development processes. The development of our platform is difficult and the timetable for commercial release and availability is uncertain as there can be long time periods between releases and availability of new platform features. Further, there is rapid evolution with the emergence of new standards, technologies, and regulations. If we experience unanticipated delays in the availability of new products, platform features, and subscriptions, and fail to meet customer expectations for such availability, our competitive position and business prospects will be harmed.

Additionally, we must commit significant time and resources to developing new platform features before knowing whether our investments will result in products, subscriptions, and platform features the market will accept. Unexpected technical challenges may also arise. The success of new platform features depends on several factors, including appropriate new product definition, differentiation of new products, subscriptions, and platform features from those of our competitors, and market acceptance of these products, services, and platform features. Moreover, successful new product introduction and transition depends on a number of factors including, our ability to manage the risks associated with new product production ramp-up issues, the availability of application software for new products, the effective management of purchase commitments and inventory, the availability of products in appropriate quantities and costs to meet anticipated demand, and the risk that new products may have quality or other defects or deficiencies, especially in the early stages of introduction. There can be no assurance that we will successfully identify opportunities for new products and subscriptions, develop and bring new products and subscriptions to market in a timely manner, or achieve market acceptance of our products and subscriptions, or that products, subscriptions, and technologies developed by others will not render our products, subscriptions, or technologies obsolete or noncompetitive.

Our business is dependent on the maintenance of relationships between our partners and our customization and implementation of solutions to achieve their desired objectives.

As of the date of this prospectus, we partner with providers like Google Asia Pacific Pte. Ltd., Trellix, and FutureX LP. who each hold recognized international cybersecurity specifications. As a distributor and reseller of cybersecurity solutions, we implement and tailor our solutions to suit our client’s needs through a structured approach designed to meet each client’s specific needs. We begin with a comprehensive assessment of the client’s infrastructure, processes, and regulatory requirements to identify vulnerabilities. Using our partnerships with leading cybersecurity providers and in-house expertise, we design customized solutions that integrate seamlessly into existing systems. These solutions undergo rigorous System Integration Testing (SIT) and User Acceptance Testing (UAT) to facilitate effectiveness and compatibility. Once deployed, we provide 24/7 monitoring, regular updates, and incident response for purpose of continuous protection. Additionally, we offer tailored training to equip clients with the knowledge and tools needed to manage their cybersecurity effectively. This approach supports the customization and security of our solutions making them scalable to adapt to evolving threats.

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If any of our partners fail to maintain the quality or competitiveness of their solutions, or if our relationships with these partners deteriorate for any reason or no reason at all, our ability to provide effective cybersecurity solutions to our clients could be materially and adversely impacted. Accordingly, we may lose our current clients to our competitors, and may fail to attract new clients that bring in similar revenue. As such, if we are unable to retain existing clients or attract new clients due to our inability to adequately customize and implement solutions to meet our client’s objectives, this may significantly and detrimentally impact our business, financial condition and results of operations.

Our business is dependent on the level of awareness of cybersecurity threats

Our business is substantially dependent on companies and governments recognizing the severity of the risks relating to cyber-attacks and that such attacks are not effectively prevented by legacy security solutions and IT infrastructure. Based solely on our market observation, the majority of spending on cybersecurity within the Southeast Asia region to date has been on threat protection products, such as network, endpoint and web security that are designed to stop threats from penetrating government and corporate networks including anti-virus software. Organizations that use these security products may believe that their existing security solutions and/or IT infrastructure are considered sufficient to safeguard the access to their sensitive business data. Premised on such notions, we believe they may continue to deprioritize cybersecurity services such as ours and allocate their budget towards threat protection products and may not adopt our vulnerability assessment and penetration testing services in addition to, or in lieu of, such traditional products.

We believe high visibility attacks on prominent companies, in particular, financial institutions have increased market awareness of the impact of advanced cyber-attacks on operations and help to provide an impetus for companies and governments to devote their resources to protecting against cyber-attacks, which includes engaging our vulnerability assessment and penetration testing services.

If the number of cyber-attacks were to decline, or companies or governments perceive that the general level of cyber-attacks have declined, our ability to attract new customers and expand our offerings within existing customers could be materially and adversely affected. A reduction, whether actual or perceived, in the cybersecurity threat landscape could adversely affect our business, financial condition and financial performance.

Our increasing focus on cloud-based services presents execution, competitive and compliance risks; the Company’s revenue growth may be materially adversely affected by our ability to develop cloud-based services and generate sufficient usage of such services.

A growing part of our business involves cloud-based services available across a spectrum of computing devices. We are devoting significant resources to provide AI solutions, cloud infrastructure, and other services to enterprises and individuals. At the same time, based solely on our market observation, our competitors are rapidly developing and deploying their cloud-based solutions and services. Pricing and delivery models are evolving. Further, we believe that devices and form factors influence how users access services in the cloud and sometimes the user’s choice of which suite of cloud-based services to use. Our success in cloud-based services strategy will depend on the level of adoption of our products and services. We may not establish a market share sufficient to achieve scale necessary to achieve our business objectives or recoup costs incurred to build and maintain infrastructure to support our cloud-based services. It is uncertain whether our strategies will attract the users or generate the revenue required to succeed. If we fail to generate sufficient usage of our new products and services, we may not grow revenue in line with the costs associated with infrastructure development and research and development investments. This may negatively and materially impact our results of operations and financial performance.

The development of cloud-based services is accompanied by regulatory compliance risks. However, the interpretation and application of relevant laws in the different countries are often uncertain and in flux, and any failure or perceived failure to comply with all applicable laws and regulations may result in legal proceedings or regulatory actions against us and could have a material adverse effect on our business and results of operations.

In the past, our peers have experienced data security and infrastructure stability issues arising out of their cloud services. Our cloud services may also encounter similar issues, which could have a material and adverse impact on our brand, operations, and financial performance.

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System interruptions that impair access to our cloud or other technology infrastructure, could damage our reputation and results of operations.

The satisfactory performance, reliability and availability of our cloud infrastructure and other technology infrastructures are critical to our reputation and our ability to acquire and retain customers, as well as maintain adequate customer service levels. Further, our back-up services may process transactions more slowly and may not support all of our sites’ functionality.

We may also experience periodic system interruptions from time to time and any slowdown, interruption or performance failure of our cloud or other technology infrastructure could harm our business, reputation and our ability to acquire, retain and serve our customers, which could materially adversely affect our results of operations.

We provide service level commitments under some of our customer contracts. If we fail to meet these contractual commitments, we could be obligated to provide credits for future service and our business could suffer.

Certain of our commercial partner and customer agreements contain service level commitments. Due to the nature of the digital solutions, we may be required to provide service level support to our commercial partners and customers. As we have limited support resources available, we have segregated the type of support required into three levels, Level 1, Level 2 and Level 3 support as discussed in the section “Business – Quality Assurance”. It is recognized that the requested support that falls within Levels 1 and 2, would be performed by the commercial partner, the customer or the local partner as the software issues in Levels 1 and 2 are easily resolved, while Level 3 is more challenging. In the event that Level 3 support is required, the Company will provide this support due to the more complex nature of the problem.

Any failure or disruption to our infrastructure could potentially affect the performance of our digital solutions and the availability of services to our commercial partners and customers. We may encounter significant performance issues or downtime and should such events occur, we may be required to provide the affected commercial partners and customers with service credits for future use. In some instances, we offer complimentary support to rectify these issues rather than issuing refunds which, in the case of a complex issue, may result in even more time and resources spent, and we ultimately may not be able to resolve the issue, or may end up spending more time costs to resolve the issue than the issuance of a refund. If we do experience performance issues or downtime that exceeds our agreed service levels, our revenue, operational results, and financial condition could be adversely impacted.

Our actual or perceived failure to protect information provided by our users and commercial partners, or other confidential information, and to comply with the relevant laws and regulations could adversely affect our business, financial condition, and results of operations.

The protection of data is crucial to maintaining user trust and the confidence of our customers and commercial partners. As part of our business operations, we do not keep any of our commercial partners’ and customers’ information. The risk, however, may arise in relation to breaches in our source codes.

As we operate across various jurisdictions, both our subsidiaries and ourselves are subject to numerous laws and obligations related to cybersecurity and data protection. As we deploy our solutions primarily for financial institutions where security and data protection are paramount, any failure to comply with these requirements could significantly impact our business, financial condition, and operational results. Although we do not hold the ISO 27001 certification, which is an internationally recognized standard for information security management, we believe that our solutions meet the highest security standards to safeguard sensitive information effectively. Understanding that any failure to protect data due to factors like breaches, cyberattacks, or negligence could lead to reputational damage, loss of users and partners, regulatory penalties, and legal liabilities.

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If we fail, or are perceived to fail, in protecting information provided by our users and commercial partners, or other confidential information, our business, financial condition and results of operations may be adversely affected.

Our business is subject to the risks of warranty claims, product returns, product liability, and product defects from real or perceived defects in our solutions or their misuse by our customers or third parties and indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Warranties are provided as part of turnkey projects ranging from three months to twelve months based on market practices in respective countries and we may be subject to liability claims for damages related to errors or defects in our solutions. A material liability claim or other occurrence that harms our reputation or decreases market acceptance of our products may harm our business and the results of our operations. Provisions in our terms and conditions of sale do not cover our indemnification obligations and they may not fully or effectively protect us from claims as a result of federal, state, or local laws or ordinances, or unfavorable judicial decisions in Singapore or other countries. The sale and support of our products also entails the risk of product liability claims.

Additionally, our agreements with our commercial partners, customers and other third-parties typically include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims regarding intellectual property infringement, breach of agreement, including confidentiality, privacy and security obligations, violation of applicable laws, damages caused by failures of our solutions or to property or persons, or other liabilities relating to or arising from our products and services, or other acts or omissions. These contractual provisions often survive termination or expiration of the applicable agreement. As we continue to grow, the possibility of these claims against us will likely increase.

If our commercial partners, customers or other third parties we do business with make intellectual property rights or other indemnification claims against us, we will incur significant legal expenses and may have to pay damages, license fees, and/or stop using the technology found to be in violation of the third-party’s rights. As such, we may also have to seek a license for the technology. However, as the relevant license required either may not be available on reasonable terms or may not be available at all, our operating expenses might either significantly increase our operating expenses or require us to restrict our business activities respectively. This may result in the restriction of our business activities. Further, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense and/or cause us to alter our products and services, which could harm our business. In addition, we may also be required to provide large indemnity obligations for our solutions. This may negatively impact our business, results of operations, and financial conditions.

During the course of performing certain solution-related services and our professional services, our teams may have significant access to our customers’ networks and we cannot be sure that any employee may not take advantage of such access which may make our customers vulnerable to malicious activity by such employee. Any such misuse of our platforms could result in negative press coverage and negatively affect our reputation, which could result in harm to our business, reputation, and results of operations.

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We maintain insurance to protect against certain claims associated with the use of our products, but our insurance coverage may not adequately cover any claim asserted against us. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation, divert management’s time and other resources, and harm our business and reputation. We offer our customers a limited warranty, ranging from three months to twelve months, subject to certain conditions, and our potential liability under this warranty is provided by our insurance carrier to us. Any failure or refusal of our insurance providers to provide the expected insurance benefits to us after we have paid the warranty claims would cause us to incur significant expense or cause us to cease offering this warranty which could damage our reputation, cause us to lose customers, expose us to liability claims by our customers, negatively impact our sales and marketing efforts, and have an adverse effect on our business, financial condition and results of operations.

We compete in a highly competitive and rapidly evolving market with a number of other companies, and we face the possibility of new entrants disrupting our market over time.

We compete in a highly competitive and rapidly evolving market. In respect of our professional services business comprising, inter alia, digital payments, cybersecurity, and our information technology infrastructure solutions business, we face competition for user growth and commercial partnerships from other technology companies in the same space. Some of our current competitors are established players and may possess more capital, have greater brand recognition or are able to offer a wider range of services, which they could use to gain an edge over us, including through strategic acquisitions. Further, we believe some of our current competitors such as ACI Worldwide Inc., Fidelity National Information Services Inc., Finastra Group Holdings Limited International Limited and Network for Electronic Transfers (Singapore) Pte Ltd are well established in the markets we exist in or are planning to enter and have pre-existing relationships with the financial institutions that we offer services to, which could make it difficult for us to land contracts with our target customer base. Moreover, we must also contend with the potential emergence of new competitors. These newcomers may enter the market with the ability to innovate and launch products and services more rapidly or to better predict and meet the demands of consumers or commercial partners.

To stay competitive with both current and future competitors, we may need to invest substantial resources into innovating and refining our AI-RTE to offer greater functionality, security, and efficiency. We may also need to form strategic partnerships with established companies to leverage their brand recognition as we continue to fine-tune our core competencies. To increase our market share, we will also have to devote significant resources to effectively target specific regional segments and RTP initiatives. Should any of our competitors prove to be more successful in attracting and retaining users or commercial partners, our business, financial condition, and results of operations could be significantly and negatively impacted.

Our business comprises project-based contracts and we may be unable to secure new contracts.

We operate in a competitive market where it is difficult to predict when or if it will be awarded contracts. In respect of our professional services business, our ability to generate revenue is to a large extent dependent on its ability to secure new contracts as the Group derives its revenue mainly from the provision of payment and cybersecurity solutions, which would entail the securing of new contracts. The Group generated most of its revenue from the payment, cybersecurity and digital solutions in FY2023 and FY2024. The revenue from FY2023 and FY2024 represented approximately 99% and 99% of the Company’s total revenue for the year ended December 31, 2023 and 2024, respectively. The remaining portion of the revenue were generated from a number of small projects and miscellaneous sales transactions, representing approximately 1% of the Company’s total revenue for the year ended 2023 and 2024.

However, there is no assurance that the Company will be able to secure new contracts of a similar value or profit margins in similar sectors to existing projects. If the Company is unable to secure such new contracts, its results of operations, profitability and financial condition may be adversely affected.

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Our clients may delay in settlement of our bills, which may result in a material adverse impact on our business, financial conditions, and results of operations.

As at the 31 December 2024, our overdue trade receivables amounted to approximately S$191,766, representing 7% of our current assets. As a result, our business operations are subject to the risk of payment deferral by our clients. Our efforts in strengthening our trade receivables collection and management may be in vain and, we cannot assure you that we will be able to fully recover the outstanding amounts due from our clients, if at all, or that our clients will settle the amounts in a timely manner. If settlements by our clients are not made in full or in a timely manner, our business, financial conditions, and results of operations will be adversely affected.

The Company may encounter cost overruns or delays in its projects, which may materially and adversely affect its business, financial position, and results of operation.

The Company provides a comprehensive range of professional services such as payment, cybersecurity and digital services and solutions to its customers on a project-by-project basis and the terms of such projects normally require the Company to complete a project at a fixed fee. In this connection, the Company estimates the time and cost expected to be incurred in a project in order to determine its quotations to customers. The actual time taken, and cost incurred by the Company in completing its projects may be affected by various factors, including, among others, integration with third party suppliers’ products, technical difficulties, documentation readiness and other unforeseeable problems and circumstances. Any one of these factors could cause delays in project completion or cost overruns. There is no assurance that the actual time taken, and cost incurred will not exceed the Company’s estimation. Failure to meet the schedules of the projects may result in claims, other liabilities, and disputes with the Company’s customers or even termination of relevant projects. There is no guarantee that the Company would not encounter cost overruns or delays in its current and future projects. Should such problems occur, the Company’s business, financial position and results of operations would be materially and adversely affected.

Our ability to sell our solutions is dependent on the quality of our technical support services, and the failure to offer high-quality technical support services could have a material adverse effect on our customers’ satisfaction with our products and subscriptions, our sales, and our operating results.

Providing high-quality customer service and support is essential for fostering trust and loyalty among our commercial partners and customers. Poor customer service or inadequate support could reduce customer satisfaction, weaken our reputation, and harm our relationships with our commercial partners and customers.

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After our solutions are deployed within our customers’ networks, our customers depend on our technical support services to resolve any issues relating to our solutions.

In addition to technical support, we utilize a dedicated account management, training programs, and a knowledge base. However, if we do not effectively assist our customers in deploying our solutions, succeed in helping our customers quickly resolve post deployment issues, or provide effective ongoing support, our ability to sell additional solutions to existing customers would be adversely affected and our reputation with potential customers could be damaged. We believe many larger enterprises and financial institution customers have more complex networks and require higher levels of support than smaller customers. If we fail to meet the requirements of these larger customers, it may be more difficult to execute our strategy to increase our coverage with financial institutions. Additionally, if we are shorthanded and do not effectively provide support to the satisfaction of our customers, we may be required to hire additional personnel and to invest in additional resources. It can take several months to recruit, hire, and train qualified technical support employees. We may not be able to hire such resources fast enough to keep up with unexpected demand, particularly if the sales of our products exceed our internal forecasts. As a result, our ability to provide adequate and timely support to our customers will be negatively impacted, and our customers’ satisfaction with our solutions will be adversely affected. Additionally, to the extent that we may need to rely on our sales engineers to provide post-sales support while we are ramping up our support resources, our sales productivity will be negatively impacted, which would harm our revenues.

While we invest in the continuous improvement of our technological infrastructure and customer service operations, including the training and development of customer service agents, streamlining our support processes, and implementing systems for monitoring and evaluating performance, these efforts may be resource intensive and may not guarantee the desired level of customer satisfaction. Our failure to provide and maintain high-quality support services could have a material adverse effect on our business, financial condition, and operating results.

Our current research and development efforts may not produce successful solutions that result in significant revenue, cost savings or other benefits in the near future, if at all.

Developing our solutions and related enhancements requires investment and such investments in research and development, particularly in enhancing our AI-RTE’s capabilities for real time payment, integration and interoperability, and security and compliance, may not result in significant design improvements or marketable solutions, or may result in solutions that are more expensive than anticipated. The potential increase in cost could be due to factors such as the recruitment of more experienced employees in the fields of AI and machine learning, investments in high-performance computing infrastructure, access to high quality data sets, and the regular conduct of security audits and obtaining industry-recognized security certifications.

Additionally, we may not achieve the cost savings or the anticipated performance improvements we expect, and we may take longer to generate revenue, or generate less revenue, than we anticipate. We believe that we may continue to dedicate a significant amount of resources to our research and development efforts to attain adaptability in the ever changing software development landscape. However, we may not receive significant revenue from these investments in the near future, if at all, or these investments may not yield the expected benefits, either of which could adversely affect our business and operating results.

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If we continue to grow in the future and fail to manage our growth effectively, our brand, business, financial condition, and results of operations could be adversely affected.

We intend to invest in infrastructure, technology, and human resources, as well as implement appropriate financial and operational controls. We believe this investment will require our ability to: anticipate market trends, adapt our product and service offerings based on the needs of our commercial partners, and maintain strong relationships with commercial partners. As our operations expand, we believe we will face increased challenges in maintaining the quality and efficiency of our services, managing our resources, and adapting to evolving market demands, and greater risks with respect to overextension of resources, loss of strategic focus and dilution of our company culture. Additionally, we may encounter difficulties in integrating acquired businesses, entering new markets, and navigating diverse regulatory environments. If we are unable to manage our growth effectively, we could experience reduced user satisfaction and loss of market share, and our brand, business, financial condition, and results of operations could be materially and adversely impacted.

We may need to raise additional capital to grow our business or satisfy our liquidity requirements and may not be able to raise additional capital on terms acceptable to us, or at all.

Our primary source of liquidity has been cash generated from our core operating activities. As part of our growth strategies, we expect to continue to require additional capital in the future to cover our costs and expenses. However, we may be unable to obtain additional capital in a timely manner or on commercially acceptable terms, or at all.

Beyond our credit rating, our ability to obtain additional financing in the future is subject to a number of uncertainties, including those relating to:

●	Our market position and competitiveness;
●	Our future profitability, overall financial condition, operating results and cash flows;
●	The general market conditions for financing activities; and
●	The macroeconomic and other conditions in the relevant countries.

As we continue to grow our business or as the relevant government policies change, we may not be able to rely on publicly funded loans which might impact our ability to obtain additional financing in the future.  Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

We may be subject to complaints, litigation, arbitration proceedings, and regulatory investigations and inquiries from time to time.

From time to time, we may become subject to complaints, litigation, arbitration proceedings and regulatory investigations or inquiries with respect to, among other things, intellectual property, labor and employment, disputes with our commercial partners or competitors, and compliance with regulatory requirements and other matters. As our business continues to grow, we also may become subject to additional types of claims, lawsuits, government investigations and legal or regulatory proceedings. In addition, improper, illegal, or otherwise inappropriate conduct by our users, commercial partners, content, and channel partners or other third parties could also expose us to liability.

The results of any such complaints, litigation, arbitration proceedings and regulatory investigations or inquiries cannot be predicted with any degree of certainty. Any claims against us or any of our subsidiaries, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, require significant management attention and divert significant resources. Determining reserves for pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that one or more of such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect our business, financial condition, and results of operations. These proceedings could also result in sanctions, consent decrees, injunctions or other orders requiring a change in our business practices. Any of these consequences could adversely affect our business, financial condition, and results of operations. Furthermore, under certain circumstances, we may be required to incur legal expenses on behalf of our business and commercial partners and current and former directors and officers.

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Claims by others that we infringe their proprietary technology, or other rights could harm our business.

We believe companies in the payments and cybersecurity industry own large numbers of patents, copyrights, trademarks, domain names, and trade secrets and frequently enter into litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. Such third-party companies may in the future assert claims of infringement of intellectual property rights against us.

Third-parties may also assert such claims against our customers or channel partners, which our agreements may obligate us to indemnify against claims that our products and subscriptions infringe the intellectual property rights of third parties. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited, that they have divulged proprietary or other confidential information, or that their former employers do not own their inventions or other work product. Furthermore, we may be unaware of the intellectual property rights of others that may cover some or all of our technology or products. As the number of products and competitors in our market increases and overlaps occur, infringement claims may increase. While we intend to increase the size of our patent portfolio, our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. In addition, litigation may involve patent holding companies or other adverse patent owners who have no relevant product revenue and against whom our own patents may therefore provide little or no deterrence or protection. In addition, we have not registered any trademarks and failure to secure those registrations could adversely affect our ability to enforce and defend our trademark rights. Any claim of infringement by a third-party, even those without merit, could cause us to incur substantial costs defending against the claim, could distract our management from our business, and could require us to cease use of such intellectual property. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. A successful claimant could secure a judgment, or we may agree to a settlement that prevents us from distributing certain products or performing certain services or that requires us to pay substantial damages, royalties, or other fees. Any of these events could seriously harm our business, financial condition, and operating results.

Our proprietary rights may be difficult to enforce or protect, which could enable others to copy or use aspects of our products without compensating us.

Our intellectual property is mainly grounded on the maintenance of a sturdy knowledge bank, which includes but is not limited to, the accumulation of knowledge, skills and experience. As the Company operates in several jurisdictions, the costs associated with obtaining and enforcing any trademarks may be significant. Further, even if we have registered any trademark, there is no guarantee that such registered trademark can be renewed. Failure to renew, register or otherwise protect any trademarks could negatively affect the value of our brand names and our ability to use those names in certain geographical areas and allow our competitors to take advantage of the lapse by using such trademarks in competition, both of which could have a material and adverse effect on our business, financial condition, and results of operations.

Notwithstanding the above, we may still file applications to protect aspects of our intellectual property rights, should we deem it necessary, in the future. In addition, we will continue to evaluate our intellectual property strategy to determine the best course of action to protect our intellectual property rights.

Further to the above, in spite of the complexity of our source code and the tailored nature of our solutions and despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or subscriptions or obtain and use information that we regard as proprietary. We generally enter into agreements such as, inter alia, employment contracts, non-disclosure agreements, service agreements and product agreements containing confidentiality clauses with our employees, consultants, vendors, and customers, and typically limit access to and distribution of our proprietary information. However, we cannot be certain that we have entered into such agreements with all parties who may have or have had access to our confidential information or that the agreements we have entered into will not be breached. We cannot guarantee that any of the measures we have taken will prevent misappropriation of our technology or proprietary information. If we are unable to protect our proprietary rights (including aspects of our software and products protected other than by patent rights), we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time, and effort required to create the innovative products that have enabled us to be successful to date. Moreover, any changes in, or unexpected interpretations of, the intellectual property laws in any country or region in which we currently operate or may operate in the future may compromise our ability to apply for and thereafter enforce our intellectual property and proprietary rights. Such events would have a material adverse effect on our business, financial condition, and operating results.

Our ability to attract, train and retain executives and other qualified employees is critical to our business, results of operations and future growth.

We face intense competition for talent across all functional aspects. Several factors contribute to the risks associated with talent acquisition and retention, including, but not limited to:

●	The necessity to offer competitive compensation packages to attract and retain skilled employees in a highly competitive market;
●	The potential loss of key employees to competitors or other industries, which may negatively impact our operations and institutional knowledge;
●	The need to invest in training and development programs to empower our employees to be equipped with the skills and expertise required to excel in their roles and adapt to the rapidly changing industry landscape;
●	The challenge of maintaining a strong company culture that fosters employee engagement, job satisfaction and loyalty;
●	The potential impact of changes in immigration policies and regulations on our ability to hire and retain foreign talent; and
●	The need to establish and maintain strong succession planning for key executive and managerial positions to minimize the risk of disruption in our operations.

Failure to effectively manage these risks and challenges could result in a diminished ability to execute our business strategies, innovate, and respond to market demands, which may adversely affect our competitive position, business, financial condition, and results of operations.

Our future international expansion could subject us to additional costs and risks, and such plans may not be successful.

Our capacity for continued growth depends in part on our ability to expand our operations into and compete effectively in new markets. Entering new markets may require significant investment in resources, including time, capital, and human resources. We may incur significant investments in resources, including time, capital, and human resources. We may incur significant operating expenses and may not be successful in our international expansion for a variety of reasons, including:

●	Recruiting and retaining talented and capable employees and maintaining our company culture across all of our offices;
●	Operating our business across a significant distance, in different languages and among different cultures, including the potential need to modify our platforms and features so that that they are culturally appropriate and relevant in different countries;
●	Competition from local incumbents;
●	Differing demand dynamics for our products and services;
●	Difficulties in establishing relationships with local financial institutions, regulators and commercial partners;
●	Compliance with applicable laws and regulations, including laws and regulations with respect to privacy, intellectual property, data protection, consumer protection, anti-corruption, trade barriers and economic sanctions, and the risk of penalties if our practice is deemed to be noncompliant;

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●	Obtaining required government approvals, licenses or other authorizations;
●	Varying levels of internet adoption and infrastructure;
●	Operating in jurisdictions that do not protect intellectual property rights to the same extent as other regions;
●	Foreign exchange controls and exchange rate fluctuations;
●	Political and economic instability;
●	Public health emergencies and containment measures;
●	Potentially adverse tax consequences; and
●	Higher costs of doing business internationally, including increased accounting, travel, infrastructure, and legal compliance costs.

Each market we may seek to evaluate to enter presents unique characteristics and operating environments that may differ significantly from our current markets, posing challenges to the successful replication of our business model and strategies. If our international expansion efforts do not yield the desired results or if we fail to manage the risks and challenges associated with entering new markets, our brand, business, financial condition, and results of operations could be adversely affected.

Acquisitions or strategic investments that we may pursue may not be successful or yield the intended benefits and could disrupt our business and harm our financial condition.

Whilst we have yet to pursue any acquisitions or strategic investments, we may pursue acquisitions or strategic investments to enhance our business capabilities, expand our product offerings. However, such acquisitions or investments may not be successful or yield the intended benefits, and they could disrupt our business and harm our financial condition.

Acquisitions and strategic investments entail a variety of risks and challenges, including, but not limited to:

●	Difficulties in integrating the acquired business, technologies or products into our existing operations while maintaining our company culture and values;
●	The potential loss of key employees, customers or partners of the acquired or invested entities;
●	Inaccurate assessments of the value, potential or synergies of the acquired or invested entities;
●	The assumption of unforeseen liabilities or contingencies related to the acquired or invested entities;
●	Potential dilution of our existing shareholders’ ownership and earnings per share;
●	The diversion of management’s attention from our core business operations;
●	Challenge in realizing cost savings, efficiencies or other benefits expected from the acquisitions or investments;
●	The risk of overpaying for acquisitions or investments, resulting in impairment charges or write-downs; and
●	Difficulties in obtaining required regulatory approvals or meeting other conditions for completing the acquisitions of investments.

If we fail to manage these risks and challenges effectively, our future acquisitions or strategic investments may not contribute positively to our growth, and our business, financial condition and results of operations could be adversely affected. Furthermore, any negative publicity or perception surrounding these transactions could damage our reputation and brand, potentially impacting our ability to retain and attract users, commercial partners, and employees.

Our business could be adversely affected by natural disasters, political conflicts, or other unexpected events.

Any significant natural disaster, such as an earthquake, fire, hurricane, tornado, flood, or significant power outage, could disrupt our operations, mobile networks, the internet, or the operations of our third-party technology providers. In addition, any unforeseen political conflicts, such as terrorist attacks, military actions and other political instability or catastrophic events in the jurisdictions in which we operate could adversely affect our operations, the overall economy and investor sentiment with respect to personal finance products. The impact of these disruptions could adversely affect our business, financial condition, and results of operations.

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As we grow our business, the need for business continuity planning and disaster recovery plans will grow in significance. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after the aforementioned events and successfully execute on those plans, our business, financial condition and results of operations could be harmed.

We may not be able to obtain or maintain adequate insurance coverage.

We maintain insurance to cover costs and losses from certain risk exposures in the ordinary course of our operations. At present, we have Professional Indemnity Insurance coverage, however insurance policy does not cover 100% of the costs and losses from the events that they are intended to insure against. We are responsible for certain retentions and deductibles that vary by policy, and we may suffer losses that exceed our insurance coverage by a material amount. We also may incur costs or suffer losses arising from events which we have no insurance coverage. There are certain losses, including, but not limited to, losses from floods, fires, earthquakes, wind, pollution, certain environmental hazards, security breaches, litigation, regulatory action, and other events for which we may not be insured, because it may not be deemed economically feasible or prudent to do so, among other reasons. In addition, large-scale market trends or the occurrence of adverse events in our business may raise our cost of procuring insurance or limit the amount of type of insurance we are able to secure. We may not be able to maintain our current coverage or obtain new coverage in the future (including, but not limited to, coverage for our directors and executive officers), on commercially reasonable terms, or at all. Any losses resulting from a lack of insurance coverage could adversely affect our business, financial condition, and results of operations.

Our business is subject to legal and regulatory risks that could have a material and adverse impact on our business, financial condition, and results of operations.

As a provider of payment, cybersecurity and digital services and solutions, our business operates in a highly regulated environment, and we must comply with numerous laws, regulations and guidelines that govern consumer protection, data localization, data portability, cybersecurity, anti-money laundering, anti-trust, foreign ownership restrictions and other aspects if our operations. These requirements may vary across jurisdictions, and our compliance obligations may change over time as new regulations are introduced or existing ones are amended. There is no guarantee that our compliance efforts will be sufficient to prevent non-compliance or the associated adverse effects and any failure to comply with applicable legal and regulatory requirements may result in fines, penalties, sanctions, litigation, and reputational damage. In addition, non-compliance may lead to increased scrutiny from regulatory authorities and heightened expectations for future compliance, potentially increasing the costs and complexity of our operations.

Furthermore, the laws and regulations governing our business operations are subject to frequent changes and varying interpretations by regulatory authorities, and such changes may include more stringent licensing requirements, increased regulatory scrutiny, additional reporting obligations, or the imposition of new taxes or fees. These changes could increase our compliance costs, restrict our ability to place certain products or services on our platforms, require us to make significant changes to our business practices or limit our ability to enter new markets or expand our operations, which could adversely impact our competitive position and our ability to plan and execute our business strategies effectively and may also affect the perceptions and decisions of our users and commercial partners, leading to reduced demand for our services or increased competition from other providers who may be subject to different regulatory requirements.

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COVID-19 and other pandemics, epidemics or public health threats may adversely affect our business, financial condition and results of operations.

The COVID-19 pandemic, its broad impact, and measures taken to contain or mitigate the pandemic had, and may continue to have, significant negative effects on the global economy, employment levels, employee productivity and certain aspects of the financial markets. This, in turn, had and may continue to have a negative impact on our users, their creditworthiness and demand for our products and services, the financial strength of our commercial partners, and our profitability, access to credit and ability to operate our business. In particular, this may have led to a slowdown in spending on infrastructure technology.

While COVID-related restrictions have largely been lifted in the markets in which we operate, measures used by government authorities to contain the spread of COVID-19 and other pandemics, epidemics or public health threats are often implemented unpredictably at short notice and can operate for extended periods. With the emergence and spread of new variants, we are unable to predict whether local governments will reimpose restrictive measures and the consequential impact on economies.

From time to time, our Company may require additional financing for the operations of our business, our potential businesses and products or as investments in our research and development. However, our access to and the availability of financing on acceptable terms may also be adversely impacted by pandemics, epidemics, or public health threats. Any continuing effects of, or prolonged reemergence from, pandemics, epidemics or public health threats could have a material adverse effect on our business, financial condition, and results of operations.

Our business depends on a strong reputation and brand, and any failure to maintain, protect and enhance our brand could have a material adverse effect on our business, financial condition, and results of operations.

Our business is dependent on maintaining a strong reputation and brand, which is crucial for attracting and retaining users and commercial partners and facilitating growth in our market share. Maintaining our brand reputation requires continuous investment in marketing and public relation strategies, user experience and customer support, as well as a commitment to appropriate business practices and compliance with relevant laws and regulations. However, our brand may be adversely affected by factors beyond our control, such as security breaches, incidents involving our platforms, our commercial partners, content and channel partners and other third-party service providers, negative publicity or media coverage about our Company, shareholders, commercial partners, content and channel partners and other participants in the personal finance and insurance industry, or regulatory investigations and litigation. Additionally, our brand may be vulnerable to risks associated with rapid expansion, including the challenges of maintaining consistent quality standards and adapting to local market preferences.

Failure to maintain, protect and enhance our brand could lead to a loss of users and commercial partners, reduced user engagement and diminished market share, which in turn could have a material adverse effect on our business, financial condition, and results of operations.

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We may fail to obtain, maintain, or renew the requisite licenses and approvals.

Our business may be subject to various licensing and approval requirements, however, relevant laws and regulations in certain jurisdictions as well as their interpretations, may be unclear, which makes it difficult for us to assess which licenses and approvals are necessary for our business and to ascertain the process required for obtaining such licenses. As such, we cannot assure you that the relevant government authorities, which often have broad discretion in interpreting and implementing these laws and regulations, will not take a contrary position. In addition, new laws or regulations may be introduced to impose additional government approval, license and permit requirements, and there is no guarantee that we will be able to comply with these additional requirements.

In the event that we obtain licenses in the future, maintaining or renewing the licenses and approvals may require significant time and financial resources, which could divert our focus from strategic initiatives and increase our operational costs, and requirements for maintaining and renewing these licenses and approvals are complex and may be subject to change. Further, there is no guarantee that we may be able to renew these licenses in a timely manner. Regulatory authorities also may impose conditions on our licenses or approvals, which could restrict our ability to operate or grow our business, limit our ability to attract and retain users and commercial partners, impact our competitiveness, and ultimately harm our financial performance. Due to these factors or other circumstances beyond our control, we may fail to maintain or renew the requisite licenses and approvals for our operations.

Failure to secure or maintain the necessary licenses and approvals may result in fines, penalties, or other sanctions. Additionally, it could necessitate the modification or discontinuation of our services in certain jurisdictions, which may adversely affect our business, financial condition, and results of operations.

Changes in, or failure to comply with, competition laws or regulations could adversely affect us.

We are subject to competition laws in each of the markets we operate in. Our market position may subject us to heightened scrutiny from the relevant government authorities and as such we could be subject to fines or penalties, lose credibility with regulators, be subject to other administrative sanctions or otherwise incur expenses and diversion of management attention or other resources if regulators choose to investigate us or find that we have not made required notifications or filings in connection with our proposed listing.

In addition, any new requirements or restrictions, or proposed requirements or restrictions, could limit our ability to pursue future acquisitions, divestures or combinations, cause us to re-evaluate previous acquisitions, combinations or restructurings, subject us to significant fines, penalties or antitrust allegations from third parties, or require us to modify our operations, such as limitations on our contractual relationships with our users, restrictions on our pricing models or divesture of certain of our assets.

We are subject to various laws with regard to anti-corruption, anti-bribery, anti-money laundering and countering the financing of terrorism and have operations in certain countries known to experience high levels of corruption. There can be no assurance that failure to comply with any such laws would not have a material adverse effect on us.

We are subject to anti-corruption, anti-bribery, anti-money laundering and countering the financing of terrorism laws in the jurisdictions in which we do business and may also be subject to such laws in other jurisdictions under certain circumstances.

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Under applicable anti-bribery and anti-corruption laws, we could be held liable for acts of corruption and bribery committed by third-party business partners, representatives and agents who acted, or may have purported to act, on our behalf. We and our employees, consultants, content and channel partners, commercial partners or other business partners, representatives and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. Similarly, we are subject to the risk that we could be held liable for, or be inadvertently involved in, the violation of anti-corruption laws, by these parties and their respective employees, representatives, contractors and agents, notwithstanding that we do not authorize or have control over such activities. In addition, our activities in certain countries with high levels of corruption enhance such risks. There is no guarantee that any policies and procedures we have or may adopt are or will be fully effective at all times.

Any violation of applicable anti-bribery, anti-corruption, and anti-money laundering and countering the financing of terrorism laws could result in whistleblower complaints, adverse media coverage, harm to our reputation and brand, investigations, imposition of significant legal fees and criminal or civil sanctions, suspension of or restrictions on our business operations, diversion of management’s attention or other adverse consequences, any or all of which could have a material and adverse effect on our business, financial condition and results of operations.

We could face uncertain tax liabilities in various jurisdictions in which we operate, which could adversely impact our operating results.

We collectively operate in multiple tax jurisdictions and pay income taxes according to the tax laws of those jurisdictions and as such our tax liabilities could be uncertain. Such uncertainty could cause us to suffer adverse tax and other financial consequences if tax authorities do not agree with our interpretation of the applicable tax laws. Various factors, some of which are beyond our control, determine our effective tax rate and/or the amount we are required to pay, including changes in tax laws in any given jurisdiction or their interpretations and changes in the geographical allocation of our income. We accrue income tax liabilities and tax contingencies based upon our best estimate of the taxes ultimately expected to be paid after considering our knowledge of all relevant facts and circumstances, existing tax laws, our experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues. Such amounts are included in income taxes payable or deferred income tax liabilities, as appropriate, and are updated over time as more information becomes available. In addition, it is possible that the relevant tax authorities in the jurisdictions where we do not file returns may assert that we are required to file tax returns and pay such taxes in such jurisdictions. There can be no assurance that our subsidiaries will not be taxed in multiple jurisdictions in the future, and any such taxation in multiple jurisdictions could adversely affect our business, financial condition, and results of operations.

We have been and may, from time to time, be subject to inquiries or audits from tax authorities of certain jurisdictions. We cannot be certain that tax authorities will agree with our interpretations of the applicable tax laws, or that they will resolve any inquiries in our favor. To the extent the relevant tax authorities do not agree with our interpretation, we may seek to enter into settlements with the tax authorities, which may require significant payments and may adversely affect our results of operations or financial condition. While we may appeal against the tax authorities’ determinations to the appropriate governmental authorities, we cannot be sure we will prevail. If our appeal does not prevail, we may have to make significant payments or otherwise record charges that could adversely affect our results of operations, financial condition, and cash flows. Similarly, any adverse or unfavorable determinations by tax authorities on pending inquiries could lead to increased taxation on us, harm our reputation and adversely affect our business, financial condition, and results of operations.

Our management team has limited skills and experience related to managing a public company.

Our management team has limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, results of operations and prospects.

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RISKS RELATED TO THE JURISDICTIONS IN WHICH WE OPERATE

Our international operations subject us to increased risks, which could harm our business.

Our international operations generate a significant portion of our net revenues, representing 87% of our net revenue. Our international operations subject us to significant challenges, uncertainties, and risks, including local regulatory, licensing, reporting, and legal obligations; costs and challenges associated with operating in markets in which we may have limited or no experience, including effectively localizing our products and services and adapting them to local preferences; difficulties in developing, staffing, and simultaneously managing a large number of varying foreign operations as a result of distance, language, and cultural differences and in light of varying laws, regulations, and customs; differing employment practices and the existence of works councils; difficulties in recruiting and retaining qualified employees and maintaining our company culture; fluctuations in foreign currency exchange rates; exchange control regulations; profit repatriation restrictions; potential tariffs, sanctions, fines, or other trade barriers or restrictions; import or export regulations; compliance with foreign anti-bribery, anti-corruption, sanctions, anti-money laundering and counter-terrorist financing laws and regulations; the interpretation and application of laws of multiple jurisdictions; and national or regional political, economic, or social instability.

Our international operations also may heighten many of the other risks described in this “Risk Factors” section. Any violations of the complex foreign laws, rules and regulations that may apply to our international operations may result in lawsuits, enforcement actions, criminal actions, or sanctions against us and, our directors, officers, and employees; prohibit or require us to change our business practices; and damage our reputation. There can be no assurance that our employees, contractors, or agents will not violate our policies. These risks are inherent in our international operations, may increase our costs of doing business internationally, and could materially and adversely affect our business.

We are exposed to fluctuations in our operations in foreign jurisdictions, including changes in currency exchange rates and we may be subject to restrictions on foreign ownership in certain jurisdictions.

We operate across various markets in Greater Southeast Asia. Our transactions are only conducted, and our financial statements are only presented in USD or SGD. As a result, changes in the value of the USD or SGD relative to the SGD or USD respectively, could have a material impact on our financial results. Furthermore, our operations in different jurisdictions introduce additional layers of complexity. For example: fluctuations in foreign currency exchange rates can impact the value of our revenues and expenses, global economic downturns, political and social unrest, and variations in technological infrastructure across markets can all disrupt our international business and impact overall performance and changes to regulations in specific countries may require additional compliance efforts and costs.

Fluctuations in foreign currency exchange rates, which are affected by factors beyond our control, such as changes in economic and political conditions, monetary policies, and global market trends, can be volatile and could result in increased operating costs, reduced revenue, and lower profitability. However, there can be no assurance that these hedging activities will be effective in protecting us against adverse currency movements. To the extent that we are unable to manage or mitigate the risks associated with currency fluctuations, our business, financial condition and results of operations could be adversely affected.

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As at the date of this prospectus we believe that our operations in Brunei and Singapore are not subject to foreign ownership restrictions insofar as we, a Singapore incorporated company, will be able to purchase land. However, government authorities have significant discretion in interpretating and implementing these laws and regulations, and there can be no assurance that the relevant authorities would take the same position as we do. In addition, the foreign ownership laws, and regulations in each of our markets and their interpretations render our arrangements invalid, we may face a range of consequences, including civil and criminal penalties against our subsidiaries and their shareholders, monetary penalties and restrictions or suspension on operations, and we may be required to reorganize our ownership arrangements in these markets. Any of the foregoing could have a material adverse effect on our business, financial condition, and results of operations.

Developments in the social, political, regulatory, and economic environment in Brunei, Cambodia, Malaysia, and Singapore may have a material adverse impact on us.

As of the date of this prospectus, we have engaged external independent contractors in both Cambodia and Malaysia to form our business development and engineering teams respectively to conduct most of our development work. In addition, as of the date of this prospectus we have engaged eight employees in Singapore to form our core management team with a focus on the provision of our professional services. While we are actively engaging potential commercial partners, in the year ended December 31, 2024 we generated approximately 25%, 50%, 0%, and 25% of our total revenue from the Brunei, Cambodian, Malaysian and Singapore markets. In consideration of the foregoing, we note our business, financial condition and results of operations may be adversely affected by social, political, regulatory, and economic developments and uncertainties in Brunei, Cambodia, Malaysia, and Singapore such as risks of war, terrorism, nationalism, nullification of contracts, changes in interest rates, imposition of capital controls and changes in methods of taxation.

Foreign exchange controls may affect the repatriation of dividends or distributions from our overseas businesses.

There are foreign exchange policies in Malaysia which entail the monitoring of capital flows into and out of the country in order to preserve its financial and economic stability. The foreign exchange policies are administered by the Foreign Exchange Administration, an arm of Bank Negara Malaysia which is the central bank of Malaysia. The foreign exchange policies are administered by the Foreign Exchange Administration, an arm of Bank Negara Malaysia which is the central bank of Malaysia. The foreign exchange policies monitor and regulate both residents and non-residents. Under the current Notices on Foreign Exchange Administration Rules issued by Bank Negara Malaysia, non-residents are free to repatriate any amount of funds in Malaysia at any time, including capital, divestment proceeds, profits, dividends, rental, fees, and interest arising from investment in Malaysia, subject to the requirement that such repatriation must be made in foreign currency and in accordance with the applicable reporting requirements and withholding tax. In the event Bank Negara Malaysia were to introduce more restrictive or additional foreign exchange controls in the future, our ability to repatriate dividends or distributions from our subsidiary in Malaysia may be affected.

We believe there is a lack of sophistication of the regulatory landscape and customer awareness on the evaluation criteria for selection of cybersecurity service providers in Brunei, Cambodia, and Malaysia.

We believe the regulatory landscape and the level of customer awareness in Brunei, Cambodia, and Malaysia on the evaluation criteria for selection of cybersecurity service providers lack sophistication compared to other developed nations. For example, the National Cyber Security Centre of the United Kingdom (NCSC) has implemented a scheme known as the IT Health Check Service (ITHC) under which only companies approved by the NCSC can conduct authorized penetration tests of public sector and critical national infrastructure systems and networks. While it is acknowledged that countries such that Brunei and Malaysia have local laws enacted in a bid to manage cyberattacks and raise customer awareness, it still may not be sufficient. In contrast, there are currently no detailed local guidelines or regulatory standards for assessing the credibility and track record of cybersecurity players in the local cybersecurity market in Cambodia. As a result, customers are often left to their own devices to conduct due diligence on their cybersecurity service providers. Therefore, there is no assurance that we will be able to successfully differentiate ourselves in the local cybersecurity market and leverage on the cybersecurity accreditations held by our own Group and employees, which could affect our business, financial condition, and financial performance.

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RISKS RELATED TO OUR SECURITIES AND THIS OFFERING

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

Upon completion of this offering, we will become a public company in the United States. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 and rules and regulations implemented by the Securities and Exchange Commission and [Nasdaq Capital Market] require significantly heightened corporate governance practices for public companies. As a result, we expect these rules and regulations to increase our legal, accounting and financial compliance costs and make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Class A Ordinary Shares could decline.

As a public company, we expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the Securities and Exchange Commission and the [Nasdaq Capital Market] impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last financial year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other generally applicable requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the Securities and Exchange Commission. We also expect that operating as a public company will make it more difficult and expensive for us to obtain director and officer liability insurance. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this offering, we will be a publicly listed company in the United States. As a publicly listed company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our Company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, mostly Singapore-based companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could materially affect our results of operations.

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Our dual class voting structure has the effect of concentrating the voting control to holders of our Class B Ordinary Shares, which will limit or preclude your ability to influence corporate matters, and your interests may conflict with the interests of these shareholders.

Upon consummation of this offering, the holders of our Class B Ordinary Shares will control, in the aggregate, approximately [                ]% of the voting power represented by all our outstanding shares of share capital. As a result, the holders of our Class B Ordinary Shares will continue to exercise significant influence over all matters on which holders of Class A Ordinary Shares are entitled to vote, including the election and removal of directors, amendments to our amended and restated memorandum and articles of association, and any approval of significant corporate transactions (including a sale of all or substantially all of our assets), and will continue to have significant control over our business, affairs, and policies, including the appointment of our management, through their influence over the board composition. The directors, whom the holders of our Class B Ordinary Shares will have the ability to elect through their voting power, will have the authority to incur additional debt, issue or repurchase stock, declare dividends, and make other decisions that could be detrimental to stockholders.

We expect that certain members of our board will continue to be holders of our Class B Ordinary Shares. The holders of our Class B Ordinary Shares Stock can take actions that have the effect of delaying or preventing a change of control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The concentration of voting power with the holders of our Class B Ordinary Shares may have an adverse effect on the price of our common stock. The holders of our Class B Ordinary Shares may have interests that are different from yours and may vote in a way with which you disagree and that may be adverse to your interests.

The holders of our Class B Ordinary Shares, both of whom are our directors and senior officers, will have the ability to control the outcome of most matters requiring shareholders’ approval, including:

●	[the election of our Board and, through our Board, decision making with respect to our business direction and policies, including the appointment and removal of our officers;

●	determinations with respect to corporate transactions, such mergers, business combinations, change in control transactions or the acquisition or the disposition of assets;

●	changes to our amended and restated memorandum and articles of association;

●	our capital structure;

●	determinations with respect to our business direction and policies, including the appointment and removal of officers; and

●	our financing and dividend policy.

This voting control and influence may discourage transactions involving a change of control of the Company, including transactions in which you, as a holder of our Class A Ordinary Shares, might otherwise receive a premium for your shares.

We are a “foreign private issuer” within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies and subject to reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer. As a result, we may not provide you the same information as U.S. domestic public companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. In addition, we will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short swing profit disclosure and recovery regime.

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As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

The information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers. As a Cayman Islands company listed on the [Nasdaq Capital Market], we will be subject to the [Nasdaq Capital Market] corporate governance listing standards. However, [Nasdaq Capital Market] rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Cayman Islands, which is deemed our home country, may differ significantly from the [Nasdaq Capital Market] corporate governance listing standards. We plan to utilize the home country exemption for corporate governance matters, and as a result, our shareholders may be afforded less protection than they otherwise would under the [Nasdaq Capital Market] corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We will be a “controlled company” after our listing under the [Nasdaq Capital Market] corporate governance rules and, as a result, will be eligible to rely on exemptions from certain corporate governance requirements that provide protection to shareholders of companies that are not controlled companies.

Immediately after the completion of this offering, [[                ] is/our founders are] expected to beneficially own approximately [  ]% of our outstanding ordinary shares (or [  ]% if the over-allotment option is exercised in full) and thus a majority of the total voting power of our ordinary shares. As a result of [[                ]’s/our founders’] ownership of such voting power, after the completion of this offering, we will be a “controlled company” under the [Nasdaq Capital Market] corporate governance standards.

Because we will qualify to be treated as a controlled company, we will have the option not to comply with certain requirements to which companies that are not controlled companies are subject, including the requirement that a majority of our board of directors consists of independent directors, the requirement that a majority of the independent directors select or recommend its director nominees, the requirement that the remuneration committee be responsible for determining or recommending the compensation of executive officers other than our chief executive officer and the requirement that its remuneration committee be composed entirely of independent directors.

We have elected to use the exemptions available to foreign private issuers, which exempt us from such requirements as well. As a result, we do not have to directly rely on the exemptions available to controlled companies. The effect is that our shareholders will not have the same protections afforded to shareholders of companies that are not “controlled companies” and that are subject to the above mentioned corporate governance requirements.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we will take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed US$1.235 billion, if we issue more than US$1 billion in non-convertible debt in a three-year period, or if the market value of our Class A Ordinary Shares held by non-affiliates exceeds US$700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following June 30. We cannot predict if investors will find our Class A Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our stock price may be more volatile.

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Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail our Company of this exemption from new or revised accounting standards. Therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We may be deemed a passive foreign investment company, or “PFIC”, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income (the “income test”); or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), we do not currently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets at the relevant time. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Class A Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we were to be or become a PFIC for any taxable year during which a U.S. holder holds our Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder and such U.S. Holder may be subject to additional reporting requirements.

The market price and trading volume of our Class A Ordinary Shares may be volatile and could decline significantly following this offering, and you may not be able to resell your shares at or above the initial public offering price.

The stock markets, including the [National Association of Securities Dealers Automated Quotations or “Nasdaq”], have from time-to-time experienced significant price and volume fluctuations. Even if active, liquid, and orderly trading market develops and is sustained for our Class A Ordinary Shares after this offering, the market prices of our listed securities may be volatile and could decline significantly. In addition, the trading volumes of our Class A Ordinary Shares may fluctuate and cause significant price variations to occur. If the market prices of our Class A Ordinary Shares decline significantly, you may be unable to resell the Class A Ordinary Shares you hold at or above the initial public offering price. There can be no assurance that the market prices of our Class A Ordinary Shares will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

●	High level of redemptions prior to the Extraordinary General Meeting;
●	The realization of any of the risk factors presented in this prospectus;
●	Actual or anticipated differences in our estimates, or in the estimates of analysts, for the Company’s revenue, results of operations, adjusted earnings before interest, taxes, depreciation, and amortization or “EBITDA”, cash flows, level of indebtedness, liquidity or financial condition;
●	Announcements by us or our competitors of significant business developments;
●	Acquisitions or expansion plans;
●	Our involvement in litigation;
●	Sales of the our securities in the future;
●	Market conditions in the industry we operate in;
●	Changes in our key personnel;
●	The trading volume of our securities;
●	Actual, potential or perceived control, accounting or reporting problems;
●	Changes in accounting principles, policies and guidelines;
●	Other events or factors, including, but not limited to, those resulting from infectious diseases, health epidemics and pandemics (including, but not limited to, the COVID-19 pandemic), natural disasters, war, acts of terrorism or responses to these events; and
●	General economic and market conditions.

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If securities or industry analysts do not publish research, publish inaccurate or unfavorable research, or cease publishing research about our Company, our share price and trading volume could decline significantly.

The trading market for our Class A Ordinary Shares will depend, in part, on the research and reports that securities or industry analysts publish about us and our business. We may be unable to sustain coverage by well-regarded securities and industry analysts. If no, or only a limited number of, securities or industry analysts maintain coverage of our Company, or if these securities or industry analysts are not widely respected within the general investment community, the demand for our Class A Ordinary Shares could decrease, which might cause our share price and trading volume to decline significantly. In the event that one or more of the analysts who cover our Company downgrade their assessment of us or publish inaccurate or unfavorable research about us, the market price and liquidity for our Class A Ordinary Shares could be negatively impacted.

Our operating results may vary significantly from period to period and be unpredictable, which could cause the market price of our Class A Ordinary Shares to decline.

Our operating results, in particular, our revenues, gross margins, operating margins, and operating expenses, [have historically varied from period to period, and even though we have experienced growth,] we expect variation to continue as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including:

●	Our ability to attract and retain new customers or to sell additional products and subscriptions to our existing customers;
●	The budgeting cycles and purchasing practices of our customers;
●	Changes in customer, distributor or reseller requirements, or market needs;
●	Price competition;
●	The timing and success of new product and service introductions by us or our competitors or any other change in the competitive landscape of our industry, including consolidation among our competitors or customers and strategic partnerships entered into by and between our competitors;
●	Changes in the mix of our products and support;
●	Our ability to successfully and continuously expand our business domestically and internationally;
●	Changes in the growth rate of the digital and cybersecurity market;
●	Deferral of procurement of services from customers in anticipation of new solution or solution enhancements announced by us or our competitors;
●	The timing and costs related to the development or acquisition of technologies or business or strategic partnerships;
●	Lack of synergy or the inability to realize expected synergies, resulting from acquisitions or strategic partnerships;
●	Our inability to execute, complete or integrate efficiently any digital problem that we may undertake;
●	Increased expenses, unforeseen liabilities, or write-downs and any impact on our operating results from any acquisitions we consummate;
●	Changes in customer penetration;
●	Timing of revenue recognition and revenue deferrals;
●	Insolvency or credit difficulties confronting our customers, which could adversely affect their ability to purchase or pay for our products and support offerings;
●	Any disruption in our sales channel or termination of our relationships with important commercial partners, including as a result of consolidation among providers of security solutions;
●	The cost and potential outcomes of litigation, which could have a material adverse effect on our business;
●	Future accounting pronouncements or changes in our accounting policies, including the potential impact of the adoption and implementation of the Financial Accounting Standards Board’s new standard regarding revenue recognition;
●	Increases or decreases in our expenses caused by fluctuations in foreign currency exchange rates;
●	Political, economic and social instability caused by the Russia-Ukraine war; the Israel-Hamas war, continued hostilities in the Middle East, terrorist activities, and any disruption these events may cause to the broader global industry economy; and
●	General macroeconomic conditions, both domestically and in our foreign markets that could impact some or all regions where we operate.

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Any one of the factors above, or the cumulative effect of some of the factors referred to above, may result in significant fluctuations in our financial and other operating results. This variability and unpredictability could result in our failure to meet our revenue, margin, or other operating result expectations or those of securities analysts or investors for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

Our actual operating results may differ significantly from our guidance.

From time to time, we may release, guidance in our interim results releases, interim results conference calls, or otherwise, regarding our future performance that represents our management’s estimates as of the date of release. This guidance, which includes forward-looking statements, has been and will be based on projections prepared by our management. These projections are not prepared with a view towards compliance with published guidelines of the American Institute of Certified Public Accountants, and neither our registered public accountants nor any other independent expert or outside party compiles or examines the projections. Accordingly, no such person expresses any opinion or any other form of assurance with respect to the projections.

Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. The rapidly evolving market in which we operate may make it difficult to evaluate our current business and our future prospects, including our ability to plan for and model future growth. We intend to state possible outcomes as high and low ranges which are intended to provide a sensitivity analysis as variables are changed. However, actual results will vary from our guidance and the variations may be material. The principal reason that we release guidance is to provide a basis for our management to discuss our business outlook as of the date of release with analysts and investors. We do not accept any responsibility for any projections or reports published by any such persons. Investors are urged not to rely upon our guidance in making an investment decision regarding our common stock.

Any failure to successfully implement our operating strategy or the occurrence of any of the events or circumstances set forth in this “Risk Factors” section could result in our actual operating results being different from our guidance, and the differences may be adverse and material.

Sales of substantial amounts of our Class A Ordinary Shares in the public markets, or the perception that they might occur, could reduce the price that our Class A Ordinary Shares might otherwise attain and may dilute your voting power and your ownership interest in us.

Sales of a substantial number of shares of our Class A Ordinary Shares in the public market after this offering, particularly sales by our directors, executive officers and significant stockholders, or the perception that these sales could occur, could adversely affect the market price of our Class A Ordinary Shares and may make it more difficult for you to sell your Class A Ordinary Shares at a time and price that you deem appropriate.

We may also issue our shares of Class A Ordinary Shares from time to time in connection with a financing, acquisition, investments or otherwise. Any such issuance could result in substantial dilution to our existing shareholders and cause the market price of our Class A Ordinary Shares to decline.

Our failure to meet the continued listing requirements of the [Nasdaq Capital Market] could result in a delisting of our Class A Ordinary Shares.

If, after listing, we fail to satisfy the continued listing requirements of the [Nasdaq Capital Market], such as the corporate governance requirements or the minimum closing bid price requirement, the Nasdaq Capital Market may take steps to delist our Class A Ordinary Shares. Such a delisting would likely have a negative effect on the price of our Class A Ordinary Shares and would impair your ability to sell or purchase our Class A Ordinary Shares when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our Class A Ordinary Shares to become listed again, stabilize the market price or improve the liquidity of our Class A Ordinary Shares, prevent our Class A Ordinary Shares from dropping below the [Nasdaq] minimum bid price requirement or prevent future non-compliance with the [Nasdaq]’s listing requirements.

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We may allocate the net proceeds from this offering in ways that you may not approve.

Our management will have broad discretion in the application of the net proceeds from this offering. Because of the number and the variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply the net proceeds in ways that ultimately increase the value of your investment, and the failure by our management to apply these funds effectively could harm our business. Pending their use, we plan to invest the net proceeds from this offering in future acquisitions, working capital, upgrading our information technology systems, and expanding our logistics infrastructure. These investments may not yield a favorable return to our shareholders. If we do not invest or apply the net proceeds from this offering in ways that enhance the shareholder value, we may fail to achieve expected results, which could cause the price of our Class A Ordinary Shares to decline.

Techniques employed by short sellers may drive down the market price of our listed securities.

Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. Short sellers hope to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as short sellers expect to pay less in that purchase than they received in the sale. As it is in short sellers’ interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

We may become the subject of other short seller attacks from time to time in the future and class actions or regulatory enforcement actions derivative of such short seller attacks or actions of a similar nature. Any such allegations may be followed by periods of instability in the market price of our Class A Ordinary Shares and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves, including in connection with class actions or regulatory enforcement actions derivative of such allegations. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could divert management’s attention from the day-to-day operations of our Company. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact the market price of our securities and our business operations.

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Our Company is obligated to maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our Company and, as a result, the value of its securities.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements for the years ended December 31, 2023 and 2024 and as of December 31, 2023 and 2024, we and our independent registered public accounting firm identified one material weakness in accordance with the standards established by the Public Company Accounting Oversight Board or “PCAOB”, namely, the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review the consolidated financial statements and related disclosures to fulfil U.S. GAAP and SEC financial reporting requirements. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness, if not remediated timely, may lead to material misstatements in our consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any material weakness in our internal control over financial reporting. We and they are required to do so only after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of the effectiveness of our internal control over financial reporting, additional material weaknesses may have been identified.

To remedy our identified material weakness, we plan to undertake steps to strengthen our internal control over financial reporting, including: (1) hiring additional qualified personnel equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for accounting and financial reporting personnel, and (3) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements. However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that they will be fully remediated in a timely manner. Our failure to correct the material weakness identified or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Our reporting obligations as a public company may place a significant strain on our management, resources and systems for the foreseeable future. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report after becoming a public company. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective and may identify other weaknesses and deficiencies in our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. We may be unable to timely complete our evaluation testing and make required remediation. In addition, as the applicable standards may be modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404.

If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our operating results and lead to a decline in the trading price of our Class A Ordinary Shares.

Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

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If our Class A Ordinary Shares are not eligible for deposit and clearing within the facilities of the Depository Trust Company (“DTC”), then transactions in our Class A Ordinary Shares may be disrupted.

The facilities of DTC are widely used and allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. We expect that our Class A Ordinary Shares will be eligible for deposit and clearing within the DTC system. DTC is not obligated to accept our Class A Ordinary Shares for deposit and clearing within its facilities in connection with the Company’s listing and, even if DTC does initially accept our Class A Ordinary Shares, it will generally have discretion to cease to act as a depository and clearing agency for our Class A Ordinary Shares.

If DTC determines prior to the completion of this offering that our Class A Ordinary Shares are not eligible for clearance within the DTC system, then we would not expect to complete the transactions and the listing contemplated by this prospectus in its current form. However, if DTC determines at any time after the completion of this offering that our Class A Ordinary Shares were not eligible for continued deposit and clearance within its facilities, we believe that our Class A Ordinary Shares would not be eligible for continued listing on [Nasdaq Capital Market] and trading in the shares would be disrupted. While we would pursue alternative arrangements to preserve its listing and maintain trading, any such disruption could have a material adverse effect on the market price of our Class A Ordinary Shares.

Negative publicity which includes those relating to any of the Directors, members of senior management team or Controlling Shareholders may adversely affect the market price of our Class A Ordinary Shares.

Negative publicity or announcements relating to any of the Directors, members of senior management team or Controlling Shareholders may adversely affect the market perception of the Company or the performance of the market price of our Class A Ordinary Shares, whether or not it is justified. For instance, such negative publicity may arise from unsuccessful attempts in joint ventures, acquisitions or take-overs, or involvement in litigation or insolvency proceedings.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the U.S. and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association and by the Companies Act (Revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, officers and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the English courts are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the U.S. federal courts. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws; and (ii) in original actions brought in the Cayman Islands, to impose liabilities predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for a shareholder to bring an action against us or against these individuals outside of the United States, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, a list of the current directors of the company, the register of mortgages and charges and any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors are not required under our memorandum and articles of association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (Revised) and the laws applicable to companies incorporated in a U.S. state and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

Our Board may decline to register transfers of Class A Ordinary Shares in certain circumstances.

Except in connection with the settlement of trades, transactions or transfers of Class A Ordinary Shares entered into through the facilities of a stock exchange or automated quotation system on which our Class A Ordinary Shares are listed or traded from time to time, our Board may, in its sole discretion, decline to register any transfer of any Class A Ordinary Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any Ordinary Share unless (i) the instrument of transfer is filed with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares transferred are free of any lien in favor of us; and (vi) a fee of such maximum sum as the [Nasdaq Capital Market] may determine to be payable, or such lesser sum as our Board may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and our register of members closed at such times and for such periods as our Board may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year.

This, however, is unlikely to affect market transactions of the Class A Ordinary Shares purchased by investors in the public offering. Once the Class A Ordinary Shares have been listed on the [Nasdaq Capital Market], the legal title to such Class A Ordinary Shares and the registration details of those Class A Ordinary Shares in the Company’s register of members will remain with DTC/Cede & Co. All market transactions with respect to those Class A Ordinary Shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the “DTC” systems.

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Upon completion of this offering, our shareholders may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, but does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of the Company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Advance notice of not less than ten calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of, at the time when the meeting proceeds to business, at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in the Company entitled to vote at such general meeting of the Company. However, no assurance can be given that our shareholders will be able to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

We may not be able to, or we may decide not to, pay dividends, or repurchase shares at a level anticipated by our shareholders, which could reduce shareholder returns.

The extent to which we pay dividends on our common stock and repurchase our common stock in the future is at the discretion of our board of directors and will depend on, among other factors, our results of operations, financial condition, capital requirements and such other factors as our board of directors deems relevant. No assurance can be given that we will be able to or will choose to continue to pay any dividends or repurchase any shares in the foreseeable future which may reduce shareholder returns.

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds from this offering, and anticipate that we will use the net proceeds from this offering for working capital and other corporate purposes. See “Use of Proceeds.” However, our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the net proceeds in ways that do not improve our results of operations or enhance the trading price of our Class A Ordinary Shares. The net proceeds from this offering may be placed in investments that do not produce income or that lose value. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately.

Prospective investors in this offering should read the entire document carefully and we strongly caution you not to place any reliance on any information contained in press articles or the media regarding us.

There may be press and media coverage regarding us, which may include certain events, financial information, financial projections, and other information about us that do not appear in this document. We have not authorized the disclosure of any other information not contained in this document. We do not accept any responsibility for any such press or media coverage, and we make no representation as to the accuracy or completeness or reliability of any such information or publication. To the extent that any such information appearing in publications other than this document is inconsistent or conflicts with the information contained in this document, we disclaim responsibility for them. Accordingly, prospective investors in this offering should not rely on any such information. In making your decision as to whether to subscribe for and/or purchase the Class A Ordinary Shares offered hereunder, you should rely only on the financial, operational, and other information included in this document.

Forward-looking statements contained in this document are subject to risks and uncertainties.

This document contains certain statements and information that are “forward-looking” and uses forward-looking terminology such as “aim”, “anticipate”, “believe”, “consider”, “continue”, “could”, “estimate”, “expect”, “forecast”, “going forward”, “intend”, “may”, “might”, “ought to”, “plan”, “potential”, “predict”, “project”, “propose”, “seek”, “should”, “will”, “would”, “wish” or similar terms. Those statements include, among other things, the discussion of our Group’s growth strategy and expectations concerning our future operations, liquidity, and capital resources. Investors are cautioned that reliance on any forward-looking statements involves risks and uncertainties and that any or all of those assumptions could prove to be inaccurate and as a result, the forward-looking statements based on those assumptions could also be incorrect.

The uncertainties in this regard include, but are not limited to, those identified in this section, many of which are not within our Group’s control. In light of these and other uncertainties, the inclusion of forward-looking statements in this document should not be regarded as representations by our Company that our plans or objectives will be achieved, and investors should not place undue reliance on such forward-looking statements. Our Company does not undertake any obligations to update publicly or release any revisions of any forward-looking statements, whether as a result of new information, future events or otherwise. Please refer to the section headed “Forward-looking Statements” of this document for further details.

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Special Note regarding Forward-Looking Statements and Industry Data

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “aim,” “anticipate,” “believe,” “continue” “estimate,” “expect,” “hope,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “predict,” “target,” “will,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our ability to execute our strategies, manage growth and maintain our corporate culture;

●	our future business development, financial conditions and results of operations;

●	our expectations regarding demand for and market acceptance of our services and solutions;

●	our ability to successfully compete in the highly competitive markets;

●	our expectations regarding our relationships with service partners;

●	The safety, affordability, and convenience of our platform and our offerings;

●	our anticipated investments in new products and offerings, and the effect of these investments on our results of operations;

●	our ability to successfully enter into new geographies, expand our presence in countries in which we are limited by regulatory restrictions, and manage our international expansion;

●	our expected growth in the number of platform users, and our ability to promote our brand and attract and retain platform users;

●	anticipated technology trends and developments and our ability to address those trends and developments with our products and offerings;

●	our ability to identify, recruit, and retain skilled personnel, including key members of senior management;

●	our ability to maintain, protect, and enhance our intellectual property rights;

●	our ability to successfully acquire and integrate companies and assets;

●	changes in the need for capital and the availability of financing and capital to fund these needs;

●	our ability to prevent disturbance to our information technology systems;

●	our ability to successfully defend litigation brought against us;

●	relevant government policies and regulations relating to our industry;

●	man-made or natural disasters, including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that affect our business or assets;

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●	our ability to implement, maintain, and improve effective internal controls; and

●	our anticipated uses of net proceeds from this offering.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary — Our Challenges,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The industries in which we operate may not grow at the rate projected by market data, or at all. Failure of those industries to grow at the projected rate may have a material and adverse effect on our business and the market price of the Class A Ordinary Shares. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

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Use of Proceeds

We estimate that we will receive net proceeds from this offering of approximately US$[  ] million, or approximately US$[  ] million if the underwriter exercises its option to purchase additional Class A Ordinary Shares in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$[  ] per Class A Ordinary Share, the mid-point of the estimated range of the initial public offering price shown on the front cover page of this prospectus. Each US$1.00 increase (decrease) in the assumed initial public offering price of US$[  ] per Class A Ordinary Share would increase (decrease) the net proceeds of this offering by US$[  ] million, or approximately US$[  ] million if the underwriter exercises its option to purchase additional Class A Ordinary Shares in full.

The primary purposes of this offering are to create a public market for our Class A Ordinary Shares for the benefit of all shareholders[, retain talented employees by providing them with equity incentives and obtain additional capital]. We plan to use the net proceeds of this offering as follows:

●	approximately [25]% for sales and marketing activities for the development and expansion of business and our business operations;

●	approximately [35]% for research and development to better deliver high-quality services;

●	approximately [30]% for potential merger and acquisitions; and

●	the remainder for working capital and other general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors — Risks Related to Our Securities and This Offering — We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.”

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Dividend Policy

Our Board has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the Board. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our Company may only pay dividends out of profits or share premium, and provided always that, in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

We have not previously declared or paid any cash dividends and we do not have any present plan to pay any cash dividends on our Class A Ordinary Shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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Capitalization

The following table sets forth our capitalization as of December 31, 2024:

●	on an actual basis; and

●	on a pro forma basis, giving effect to the Reorganization as if such Reorganization had occurred as of December 31, 2024; and

●	on a pro forma as adjusted basis to give effect to the issuance and sale of Class A Ordinary Shares by us in this offering at an assumed initial public offering price of US$[ ] per Class A Ordinary Share, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of December 31, 2024
	Actual	Pro Forma	Pro Forma As Adjusted
		(unaudited)	(unaudited)
(US$ thousands, except for share and per share data)
Long-term borrowings:
[Interest bearing loans]	[ ]	[ ]	[ ]
Total long-term borrowings	[ ]	[ ]	[ ]
Shareholders’ equity/(deficit):
Ordinary shares (US$[ ] par value; [ ] shares authorized, [ ] shares issued and outstanding on an actual basis and [ ] shares issued and outstanding on a pro forma basis)	[ ]	[ ]	[ ]
Additional paid-in capital(1)	[ ]	[ ]	[ ]
Other capital reserves	[ ]	[ ]	[ ]
Other equity interest	[ ]	[ ]	[ ]
Total shareholders’ equity (1)	[ ]	[ ]	[ ]
Total capitalization(1)	[ ]	[ ]	[ ]

(1)	Each US$1.00 increase (decrease) in the assumed initial public offering price of US$[ ] per Class A Ordinary Share, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$[ ] million, assuming the number of Class A Ordinary Shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

[The discussion and table above exclude exercise of any outstanding options pursuant to our share incentive plans after December 31, 2024. See “Management—Share Incentive Plans” for details of these awards.]

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Dilution

If you invest in our Class A Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Class A Ordinary Share and our net tangible book value per Class A and Class B Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Class A Ordinary Share is substantially in excess of the book value per Class A and Class B Ordinary Share attributable to the existing shareholders for our presently outstanding Class B Ordinary Shares.

Our net tangible book value as of December 31, 2024 was US$[                ] million, or US$[                ] per Ordinary Share as of that date. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per Class A and Class B Ordinary Share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$[  ] per Class A Ordinary Share, which is the mid-point of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after December 31, 2023, other than to give effect to our sale of the Class A Ordinary Shares offered in this offering at the assumed initial public offering price of US$[  ] per Class A Ordinary Share, the mid-point of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2023 would have been US$[  ] million, or US$[  ] per Class A Ordinary Share. This represents an immediate increase in net tangible book value of US$[  ] per Class B Ordinary Share to the existing shareholders and an immediate dilution in net tangible book value of US$[  ] per Class A Ordinary Share to investors purchasing Class A Ordinary Shares in this offering. The following table illustrates such dilution:

Assumed initial public offering price per Class A Ordinary Share	US$	[ ]
Net tangible book value per Ordinary Share as of December 31, 2024	US$	[ ]
Pro forma net tangible book value per Ordinary Share after giving effect to the conversion of our preferred shares	US$	[ ]
Pro forma net tangible book value immediately after this offering	US$	[ ]
Amount of dilution in net tangible book value to new investors in this offering	US$	[ ]

Each US$1.00 increase (decrease) in the assumed public offering price of US$[  ] per Class A Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$[  ] million, the pro forma as adjusted net tangible book value per Ordinary Share after giving effect to this offering by US$[  ] per Class A Ordinary Share and the dilution in pro forma as adjusted net tangible book value per Class A Ordinary Share to new investors in this offering by US$[  ] per Class A Ordinary Share, assuming no change to the number of Class A Ordinary Shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2024, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include Class A Ordinary Shares issuable upon the exercise of the over-allotment option granted to the underwriter.

	Ordinary Shares Purchased			Total Consideration				Average Price Per Ordinary
	Number	Percent		Amount		Percent		Share
Existing shareholders	[ ]	[ ]	%	US$	[ ]	[ ]	%	US$	[ ]
New investors	[ ]	[ ]	%	US$	[ ]	[ ]	%	US$	[ ]
Total	[ ]	100%		US$	[ ]	100%		US$	[ ]

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Class A Ordinary Shares and other terms of this offering determined at pricing.

The discussion and tables above assume no exercise of any outstanding share options outstanding as of the date of this prospectus. As of the date of this prospectus, there are [                ] Class A Ordinary Shares issuable upon exercise of outstanding share options at a nominal exercise price. To the extent that any of these options are exercised, there will be further dilution to new investors.

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Enforceability of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in Singapore, and substantially all of our assets are located in Singapore. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We have appointed [  ], located at [  ], as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Harney Westwood & Riegels Singapore LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands will allow shareholders of our Company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty regarding Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our Company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. We have been further advised that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, a final and conclusive monetary judgment for a definite sum obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that:

(a) the foreign court had jurisdiction in the matter and the Company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

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(b) the judgment given by the foreign court was not in respect of penalties, fines, taxes or similar fiscal or revenue obligations;

(c) in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the foreign court;

(d) recognition or enforcement in the Cayman Islands would not be contrary to public policy; and

(e) the proceedings pursuant to which judgment was obtained were not contrary to the principles of natural justice.

Shook, Lin & Bok LLP, our counsel as to Singapore law, has advised us that:

There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore.

In making a determination as to enforceability of a foreign judgment, the Singapore courts need to be satisfied that the foreign judgment was final and conclusive and on the merits of the case, given by a court of law of competent jurisdiction, and was expressed to be for a fixed sum of money. In general, a foreign judgment would be enforceable in Singapore unless procured by fraud, or if the proceedings in which such judgments were obtained were not conducted in accordance with principles of natural justice, or if the enforcement thereof would be contrary to the public policy of Singapore, or if the judgment would conflict with earlier judgments from Singapore or earlier foreign judgments recognized in Singapore, or if the judgment would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. Civil liability provisions of the federal and state securities law of the United States permit the award of punitive damages against us, our Directors and officers. The Singapore courts do not allow the enforcement of foreign judgments which amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. It is uncertain as to whether a judgment of the courts of the United States awarding such punitive damages would be regarded by the Singapore courts as being pursuant to foreign, penal, revenue or other public laws. Such determination has yet to be conclusively made by a Singapore court in a reported decision.

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Corporate History and Structure

Corporate History

Our Group’s history began in 2015 when Mr. Lim Heng Hai established TechCreate Solution Private Limited, a Singapore Company with limited liability to carry on the business of technology consultancy and payment solutions services. Along the way, TechCreate Solution Private Limited’s service offerings grew with the development of a RTE devised to better address customers’ payment solutions needs. The business then expanded, over the years, to include the provision of digitalization solutions and consultancy services premised on a Design-Build-Operate-Transfer model.

On June 2, 2022, TechCreate Solution Private Limited acquired 51% of the equity interest in Diginius Private Limited, a Singapore company with limited liability established in 2020 by Mr. Ronald Vong, specializing in server and cybersecurity products and services. On October 30, 2024, TechCreate Solution Private Limited acquired the remaining 49% of equity interest in Diginius Private Limited. The acquisition led to Diginius Private Limited becoming a direct 100%-owned subsidiary of TechCreate Solution Private Limited and at the time, a combined headcount of 8 employees.

On May 12, 2023, TC Digital Private Limited was incorporated in Singapore as a company with limited liability and a direct 51%-owned subsidiary of TechCreate Solution Private limited with the remaining 49% equity shareholding held by Mr. Ronald Vong. On November 30, 2024, pursuant to a share swap agreement, TC Digital Private limited became a direct 100% owned subsidiary of TechCreate Solution Private Limited. As of the date of this prospectus, TC Digital Private Limited remains a dormant company.

Since 2015, we have grown into a technology consultancy and software solutions provider with a comprehensive range of professional services spanning payment, cybersecurity, and digital services and solutions. These include the development of RTE, RTP solutions, API management and other services, such as cybersecurity defense, IT infrastructure, and cloud services. In order to comprehensively service our clients, we also sell software licenses and maintenance licenses as well as hardware solutions, in the course of providing our professional services. The sale of software licenses, maintenance licenses, and hardware solutions complement our professional services as these products enhance the functionality of our technological solutions as well as optimize cybersecurity for our clients. Accordingly, our core business areas comprise: (1) the provision of professional services, (2) the sale of software licenses and maintenance licenses, and (3) the sale of hardware solutions.

Our key markets comprise customers based in three countries, namely, Singapore, Brunei, and Cambodia.

Corporate Structure

Our Company was incorporated in the Cayman Islands on July 29, 2024 under the Companies Act (Revised) as an exempted company with limited liability. As of the date of this prospectus, our authorized share capital is US$50,000 divided into 250,000,000 ordinary shares of nominal or par value US$ 0.0002 each, comprising (a) 225,000,000 Class A Ordinary Shares par value US$ 0.0002 each, and (b) 25,000,000 Class B Ordinary Shares par value of US$ 0.0002 each.

As part of our Group’s Reorganization, TechCreate Group Inc. was incorporated as a BVI business company in the British Virgin Islands on July 31, 2024 and authorized to issue a maximum of 50,000 ordinary shares of a single class without par value. Prior to the reorganization, TechCreate Group Inc. issued 1 ordinary share to Mr. Lim Heng Hai.

[Pursuant to a restructuring agreement to be entered into prior to this offering (the “Restructuring Agreement”), the shareholders of TechCreate Solution Private Limited, being a company incorporated in Singapore on March 16, 2015 as a private company limited by shares, namely (i) Mr. Ronald Vong, (ii) Mr. Lim Heng Hai (iii) Chai Chang Ruey Fen, (iv) Vong Tze Poh, (v) Neo Meng Chu, (vi) Teo Mui Lan, and (vii) ICHAM Master Fund VCC intend to transfer their respective ordinary shares in the share capital of TechCreate Solution Private Limited, representing in aggregate 100% of the issued share capital of TechCreate Solution Private Limited, to TechCreate Group Inc. The consideration for the share transfers will be satisfied by the allotment and issuance of an aggregate of [9,999] ordinary shares with no par value in TechCreate Group Inc. to each of these shareholders. Pursuant to the Restructuring Agreement, immediately following these share transfers, each of these shareholders will in turn transfer their respective shares in TechCreate Group Inc. representing in aggregate 100% of the issued share capital of TechCreate Group Inc., to TechCreate Group Ltd. The consideration for the share transfers will be satisfied by the allotment and issuance of an aggregate of [                ] Class A Ordinary Shares and [                ] Class B Ordinary Shares in accordance with and subject to the terms of the Restructuring Agreement.]

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[Upon completion of the Reorganization which will occur prior to this offering, TechCreate Solution Private Limited will become a subsidiary of TechCreate Group Inc., which will in turn, be a wholly-owned subsidiary of the Company.]

The following diagram illustrates our corporate structure, including our principal subsidiaries upon the completion of the Reorganization:

TechCreate Group Ltd.
(Cayman)
100%
TechCreate Group Inc.
(BVI)
100%
TechCreate Solution Private Limited
(Singapore)
100%
100%
Diginius Private Limited
(Singapore)
TC Digital Private Limited
(Singapore)

Entities

A description of our principal subsidiaries are set out below.

TechCreate Solution Private Limited

On March 16, 2015, TechCreate Solution Private Limited was incorporated in Singapore as an exempt private company limited by shares. TechCreate Solution Private Limited commenced business on March 16, 2015, and is principally engaged in the provision of management consultancy services.

Diginius Private Limited

On February 6, 2020, Diginius Private Limited was incorporated in Singapore as a private company limited by shares. Diginius Private Limited commenced business on February 6, 2020, and is principally engaged in the provision of information service activities and management consultancy services. On June 2, 2022, pursuant to an acquisition of Diginius Private Limited by TechCreate Solution Private Limited, Diginius Private Limited became a direct 51%-owned subsidiary of TechCreate Solution Private Limited. On October 30, 2024, pursuant to a share swap agreement executed between the shareholders of Diginius Private Limited and TechCreate Solution Private Limited, Diginius Private Limited became a direct 100%-owned subsidiary of TechCreate Solution Private Limited.

TC Digital Private Limited

On May 12, 2023, TC Digital Private Limited was incorporated in Singapore as an exempt private company limited by shares. It is a dormant company and a direct 51%-owned subsidiary of TechCreate Solution Private limited with the remaining 49% equity shareholding held by Mr. Ronald Vong. On November 30, 2024, pursuant to a share swap agreement executed between the shareholder of TC Digital Private Limited and TechCreate Solution Private Limited, TC Digital Private limited became a direct 100% owned subsidiary of TechCreate Solution Private Limited.

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Selected Consolidated Financial Data

The following consolidated statements of operations and comprehensive loss data for the years ended December 31, 2023 and 2024, consolidated balance sheets data as of December 31, 2023 and 2024, and consolidated statements of cash flow data for the years ended December 31, 2023 and 2024, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of results expected for future periods.

The following table sets forth a summary of our consolidated statements of operations and comprehensive loss for the years ended December 31, 2023 and 2024.

Selected Consolidated Statements of Operation and Comprehensive Loss Data

	For Years Ended December 31,
	2023	2024	2024
	S$	S$	US$
Revenue	2,879,645	3,104,324	2,298,818
Cost of revenue	(1,460,778)	(2,210,508)	(1,636,928)
Gross profit	1,418,867	893,816	661,890
Total operating expenses	(1,465,930)	(1,762,839)	(1,305,420)
Loss from operations	(47,063)	(869,023)	(643,530)
Other income	52,375	30,828	22,829
Interest expense	-	(41,952)	(31,066)
Net comprehensive loss	(188,374)	(1,018,543)	(754,253)

Selected Consolidated Balance Sheet Data

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Cash and cash equivalents	997,846	1,205,951	893,032
Accounts and other receivable	119,067	276,734	204,927
Contract assets	76,157	145,383	107,659
Deferred cost	824,822	576,562	426,956
Amount due from shareholders	4,900	4,900	3,629
Amount due from related party	56,887	11,772	8,717
Deferred offering costs	-	457,718	338,950
Total current assets	2,079,679	2,679,020	1,983,870
Property, plant and equipment, net	9,014	7,929	5,872
Right-of-use assets, operating leases	49,870	83,288	61,677
Deferred cost	246,246	57,400	42,506
Other receivable	11,488	-	-
Total assets	2,396,297	2,827,637	2,093,925
Current contract and operating lease liabilities	1,334,382	1,021,466	756,418
Accounts and other payables	110,623	100,653	74,536
Amount due to directors	6,943	14,907	11,039
Income tax payables	27,408	277	205
Current working capital loans	-	151,714	112,347
Total current liabilities	1,479,356	1,289,017	954,545
Non-current contract and operating lease liabilities	265,414	55,480	41,084
Non-current working capital loan	-	608,416	450,545
Total liabilities	1,744,770	1,952,913	1,446,174
Shareholders’ Equity	651,527	874,724	647,751

Selected Consolidated Statements of Cash Flow Data

	For Years Ended December 31,
	2023	2024	2024
	S$	S$	US$
Net cash generated from/ (used in) operating activities	141,242	(1,286,364)	(952,580)
Net cash used in investing activities	(10,651)	(7,848)	(5,812)
Net cash (used in)/ generated from financing activities	(302,291)	1,510,164	1,118,309
Effects of changes in foreign exchange of cash	6,422	(7,847)	(5,811)
Cash and cash equivalents at the beginning of the year	1,163,124	997,846	738,926
Cash and cash equivalents at the end of the year	997,846	1,205,951	893,032

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. The operating results in any period are not necessarily indicative of results that may be expected for any further period. See “Special Note Regarding Forward-Looking Statements.”

Overview

TechCreate Group Ltd. is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of our own, we conduct our substantial operations via our operating subsidiaries in Singapore.

We are a technology consultancy and advanced software solution provider offering a comprehensive range of payment, cybersecurity, and digital services and solutions. We serve large institutions, primarily financial institutions and telecommunication companies, by providing them with payment, cybersecurity, and digital solutions such as, the development of RTE, RTP, API management and other services, such as cybersecurity defense, IT infrastructure, and cloud services. Our key markets comprise customers based in three countries, namely, Singapore, Brunei, and Cambodia. In addition to strengthening our presence in these regions, we are actively exploring expansion opportunities into the Republic of Korea, and the United States of America to further diversify our market reach and drive growth.

Key Factors that Affect Operating Results

We believe the key factors affecting our financial condition and results of operations include the following:

Our ability to retain existing commercial partners’ and customers

Our ability to maintain our existing commercial partners’ and customers’ trust in our services and product offerings is primarily affected by the following factors:

●	our ability to maintain commercial partners’ and customers’ user experience and the quality of services and products provided through our systems;
●	the breadth of offerings of our services and products and their efficacy in addressing our commercial partners’ and customers’ needs and meeting their expectations;
●	the reliability, security and functionality of our systems;
●	our ability to adopt new technologies or adapt our technology infrastructure to changing user requirements or emerging industry standards;
●	the strength of our consumer protection measures; and
●	our ability to increase brand awareness among existing and potential commercial partners and customers through various marketing and promotional activities.

Our ability to manage the growth of our business and operations or implement our business strategies on schedule or within our budget

Our business has become increasingly complex in terms of both the type and scale of business we operate. Our ability to successfully execute our plans, including development of new platforms and other new offerings emerging in the payments technology industry, marketing and branding, obtaining and continued compliance with relevant regulatory laws, regulations and requirements in Singapore and other jurisdictions where we may operate will significantly impact our financial results and conditions.

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Our ability to analyse key operational metrics pertaining to our business

We continually assess the key operational metrics pertaining to our business to help us make informed decisions and adopt targeted approaches towards achieving our strategic business goals. To this end we have relied on the following operational metrics:

(i)	Revenue Growth

Revenue growth is a metric that demonstrates our Group’s sales growth over a specified period (monthly, quarterly, or annually). This metric is an important marker in assessing the Group’s growth trajectory and market performance. The formula to calculate this metric is:

Revenue Growth Rate (%) = (Revenue in Current Year – Revenue in Previous Year) / (Revenue in Previous Year) x 100

For FY2023 and FY2024, our revenue experienced a decline of 5% and a growth of 8% respectively.

(ii)	Operational Expenses

Operational expenses are the costs that our Group incurs in performing our core functions on a day-to-day basis. These expenses include rent, technology expenditure, salaries, and other costs related to the Group’s operation. The formula to calculate this metric is:

Operating Expense Ratio = (Operating Expenses / Total Revenue) X 100

For FY2023 and FY2024, our operational expenses ratio was 51% and 57% respectively.

(iii)	Gross Profit Margin

The gross profit margin is a metric used to assess our Group’s financial health and is equal to revenue less cost of goods sold as a percent of total revenue. It explains how our Group procures, markets and sells our products and services; this involves aspects like the pricing strategy, benchmarking, etc. The formula to calculate this metric is:

Gross Profit Margin (%) = (Total revenue – COGS) / (Total Revenue) x 100

For FY2023 and FY2024, our gross profit margin was 49% and 29% respectively.

(iv)	Net Profit Margin

Net profit margin is a metric used to measure how much net income a company makes for every dollar of revenue. This metric measures overall profitability after all expenses have been deducted. The formula to calculate this metric is:

Net Profit Margin (%) = (Net Income or Net Profit/ Total Revenue) x 100

For FY2023 and FY2024, our net profit margin was a deficit 7% and 33% respectively.

Our ability to price our products and services or manage our cost effectively

We are subject to risks of rising business costs due to, amongst others, tight labor market conditions for talents. Depending on our ability to price and manage our costs of operations, our margins may be subject to changes going forward.

Fluctuations in exchange rates

We operate in multiple markets, which exposes us to the effects of fluctuations in currency exchange rates as we report our financials in SGD. In the event that such fluctuations in the relevant foreign currency are substantial, and we are unable to pass on our costs to users, our earnings, financial position and results of operations may be materially and adversely affected.

Growth arising from our strategic partnerships

We may meticulously pursue partnerships that we believe are strategic, complementing and adding value to our current operations and state-of-the-art technology. The contributions, experience, and connections that our partners can provide will directly impact the results of our operations and financial health in the future.

Results of Operations

The following table sets forth certain operational data for the years ended December 31, 2023 and 2024:

	For Years Ended December 31,
	2023	2024	Variance
	S$	S$	US$	S$	% Change
Revenue	2,879,645	3,104,324	2,298,818	224,679	8%
Cost of revenue	(1,460,778)	(2,210,508)	(1,636,928)	(749,730)	51%
Gross profit	1,418,867	893,816	661,890	(525,051)	(37)%

Selling and distribution expenses	(704,128)	(786,428)	(582,367)	(77,112)	11%
Research and development expenses	(7,000)	-	-	7,000	(100)%
General and administrative expenses	(754,802)	(976,411)	(723,053)	(226,797)	30%
Loss from operations	(47,063)	(869,023)	(643,530)	(821,960)	1747%

Other income (expense)
Other income, net	52,375	30,828	22,829	(21,547)	(41)%
Interest expense	-	(41,952)	(31,066)	(41,952)	100%
Total other income (expenses)	52,375	(11,124)	(8,237)	(63,499)	(121)%
Income/ (loss) before income tax	5,312	(880,147)	(651,767)	(885,459)	(16669)%
Income tax expense	(200,107)	(132,679)	(98,252)	67,428	(34)%
Net loss	(194,795)	(1,012,826)	(750,019)	(818,031)	420%

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Revenues

For the years ended December 31, 2023 and 2024, we derived our revenues from the provision of professional services, sale of software licenses and maintenance licenses, sale of hardware solutions and provision of hosting and supporting service. Our breakdown of revenues for the years ended December 31, 2023 and 2024, respectively, is summarized below:

	For Years Ended December 31,
	2023	2024		Variance
	S$	S$	US$	S$	% Change
Revenue:
Provision of professional services	608,327	1,223,782	906,237	615,455	101%
Sale of software licenses and maintenance licenses	2,246,408	1,844,082	1,365,582	(402,326)	(18)%
Sale of hardware solutions	5,910	-	-	(5,910)	(100)%
Provision of hosting and supporting service	19,000	36,460	26,999	17,460	92%
Total	2,879,645	3,104,324	2,298,818	224,679	8%

Revenue as a percentage of total:
Provision of professional services	21%	39%
Sale of software licenses and maintenance licenses	78%	59%
Sale of hardware solutions	0%	0%
Provision of hosting and supporting service	1%	1%
Total	100%	100%

Revenue derived from the provision of professional services increased by approximately S$615,455 or 101% to approximately S$1,223,782 for the year ended December 31, 2024 from approximately S$608,327 for the year ended December 31, 2023. The increase was mainly attributable to the timing of deliverables and the contract length, as a large portion of the work under ongoing contracts was scheduled for completion in 2024. This led to a significant portion of revenue being recognized in 2024, reflecting the completion of key milestones and extended contract terms.

Revenue derived from the sale of software licenses and maintenance licenses decreased by approximately S$402,236 or 18% to approximately S$1,844,082 for the year ended December 31, 2024 from approximately S$2,246,408 for the year ended December 31, 2023. The decrease was mainly attributable to the evolving focus of the Company, as software licenses and maintenance, which complement our professional services in enhancing the functionality of our technology solutions and are recognized at a point in time, naturally saw a shift in emphasis. This strategic direction towards expanding our professional services resulted in a stronger revenue contribution from this area.

Revenue derived from the sale of hardware solutions decreased by approximately S$5,910 or 100% to approximately S$Nil for the year ended December 31, 2024 from approximately S$5,910 for the year ended December 31, 2023. This decrease was primarily due to a strategic reduction in outreach efforts within this segment. However, the Company remains confident in the growth potential of this segment, as at the date of this prospectus we have dedicated key personnel to focus on strengthening and expanding our hardware solutions offerings, which we believe positions us for future growth in this area.

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Revenue derived from the provision of hosting and supporting service increased by approximately S$17,460 or 92% to approximately S$36,460 for the year ended December 31, 2024 from approximately S$19,000 for the year ended December 31, 2023. The increase was mainly attributable to the change requests as we continued to provide enhanced support to our customers. We believe this growth reflects our strong commitment to meeting evolving customers need, which in turn has driven increased demand for our hosting and support services.

Cost of revenues

Cost of revenue for the years ended December 31, 2024 and 2023 was approximately S$2,210,508 and S$1,460,778 respectively, representing a notably increase of 51%. This growth is primarily driven by a strategic increase in contractor service engagements and a rise in third-party software license costs, both of which are essential to scaling our operations and enhancing our service offerings. The cost of revenue consists primarily of contractor fees, AWS cloud and service expenses, and third-party software licenses, all of which are integral to supporting our expanding business needs and driving future growth.

Our breakdown of cost of revenues for the years ended December 31, 2024 and 2023, respectively, is summarized below:

	For Years Ended December 31,
	2023	2024		Variance
	S$	S$	US$	S$	% Change
License, service support and maintenance	(1,460,778)	(2,210,508)	(1,636,928)	(749,730)	51%

Gross profit

Gross profit for the year ended December 31, 2024 amounted to approximately S$893,816 as compared to gross profit of approximately S$1,418,867 for the year ended December 31, 2023. Gross profit margin was approximately 49% and 29% for the years ended December 31, 2023 and 2024, respectively. The decrease in gross profit margin was mainly due to an increase in our cost of revenues, driven by higher contractor service engagements and increased third-party software license costs. While these costs grew, they were necessary to support the 8% revenue growth and the scaling of our business operations. We believe these investments are an important step in strengthening our foundation for future growth and improving our long-term profitability.

Operating expenses

Our operating expenses consist of selling and marketing expenses, research and development expenses and general and administrative expenses.

	For Years Ended December 31,
	2023	2024	Variance
	S$	S$	US$	S$	% Change
Operating expenses:
Selling and distribution expenses	(704,128)	(786,428)	(582,367)	(82,300)	12%
Research and development expenses	(7,000)	-	-	7,000	(100)%
General and administrative expenses	(754,802)	(976,411)	(723,053)	(221,609)	29%
Total	(1,465,930)	(1,762,839)	(1,305,420)	(296,909)	20%

Selling and marketing expenses

Selling and marketing expenses for the years ended December 31, 2023 and 2024 amounted to approximately S$704,128 and S$786,428, respectively, representing an increase of approximately S$82,300 or 12%.

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In fiscal year 2023, we incurred significant expenses related to sponsorship investments in exhibitions aimed at enhancing our visibility, reaching out to new potential customers, and strengthening relationships with existing clients. Additionally, traveling expenses were also incurred as part of these efforts. The increase in expenses in fiscal year 2024 reflects a continuation of this strategy, with higher sponsorship costs and additional traveling expenses due to expanded efforts in entering new markets. While the approach remained consistent, the increased scope of both sponsorship and traveling activities in 2024 resulted in higher overall expenses in attracting new customers and expanding our market presence.

Research and development expenses

Research and development expenses for the years ended December 31, 2023 and 2024 amounted to approximately S$7,000 and S$Nil, respectively, representing a decrease of approximately $7,000 or 100%. The decrease was primarily due to one-off, ad hoc costs incurred in 2023. Moving forward, the Company is committed to investing in research and development to enhance the core capabilities of our products. This focus will enable us to deliver high-quality services and drive innovation, supporting our long-term growth and competitiveness in the market.

General and administrative expenses

General and administrative expenses for the years ended December 31, 2023 and 2024 amounted to approximately S$754,802 and S$976,411, respectively, representing an increase of approximately $221,609 or 29%. The increase was primarily driven by our strategic investment in recruiting key personnel to support the Company’s growth and expansion. Additionally, the rise in expenses reflects costs associated with various activities, including audits, the establishment of new entities, and other essential initiatives to support the Company’s ongoing development.

Other income

Other income amounted to approximately S$52,375 for the year ended December 31, 2023, compared with approximately S$30,828 for the year ended December 31, 2024. The decrease was mainly attributable to a reduction in government grants received during the year, as previous grant programs were completed and fewer grants were available in 2024.

Interest expense

Our interest expense for the years ended December 31, 2023 and 2024 was S$Nil and S$41,952 respectively. The increase in interest expense is primarily due to the incurrence of working capital loans in 2024.

Income tax expense

Our income tax expenses for the years ended December 31, 2023 and 2024 was S$7,085 and S$(1,744) respectively. The decrease was mainly attributable to the Company incurring losses during the year, resulting in no income tax expenses for the current period, compared to the prior year when income tax expenses were recorded. Additionally, the prior year included an over-provision for income tax, which contributed to the higher expense in that period.

Our withholding tax for the years ended December 31, 2023 and 2024 was S$193,022 and S$134,423 respectively. The decrease was mainly attributable to lower invoicing in markets with withholding tax, resulting in a reduced withholding tax liability for the current year compared to the previous year.

Net loss

As a result of foregoing, our net loss amounted to S$194,795 and S$1,012,826 for the year ended December 31, 2023 and 2024, respectively.

Liquidity and capital resources

The following table sets forth a summary of our cash flows for the periods indicated:

	For Years Ended December 31,
	2023	2024	2024
	S$	S$	US$
Liquidity and capital resources:
Cash and cash equivalents at the beginning of the year	1,163,124	997,846	738,926

Net cash generated from/ (used in) operating activities	141,242	(1,286,364)	(952,580)
Net cash used in investing activities	(10,651)	(7,848)	(5,812)
Net cash used in/ (generated from) financing activities	(302,291)	1,510,164	1,118,309
Effects of changes in foreign exchange of cash	6,422	(7,847)	(5,811)
Net (decrease)/ increase in cash and cash equivalents	(165,278)	208,105	154,106

Cash and cash equivalents at the end of the year	997,846	1,205,951	893,032

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Net cash used in operating activities

For the year ended December 31, 2024, cash used in operating activities was approximately S$1,286,364. This consisted of net loss of approximately S$1,012,826, adjusted for non-cash items of approximately S$91,293 and net changes in operating assets and liabilities of approximately S$364,831. Non-cash items primarily consisted of depreciation of approximately S$8,933, operating lease expense of approximately S$40,408 and interest for working capital loans of approximately S$41,952.

For the year ended December 31, 2023, net cash generated from operating activities was attributed to the net loss of S$194,795 adjusted for non-cash items which included depreciation and operating lease expenses totaling S$35,161 This was offset against net cash inflow arising from the net change in operating assets and liabilities of S300,876.

Net cash used in investing activities

For the year ended December 31, 2024, net cash used in investing activities amounted to approximately S$7,848, which mainly consisted of the purchase of computers.

For the year ended December 31, 2023, net cash used in investing activities amounted to approximately S$10,651, which mainly consisted of the purchase of computers.

Net cash provided by financing activities

For the year ended December 31, 2024, net cash generated from financing activities amounted to approximately S$1,510,164 which primarily consisted of S$1,241,740 from the issuance of shares, amount due to shareholder of S$7.964 and S$850,000 from working capital loans. This was offset against the working capital loans repayment of S$131,822 and deferred offerings costs of S$457,718.

For the year ended December 31, 2023, net cash used in financing activities amounted to approximately S$302,291 which primarily consisted of dividend payment.

Working capital

We believe that our Group has sufficient working capital for our requirements for at least the next 12 months from December 31, 2024, in absence of unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from this Offering.

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Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2024 and through the date the consolidated financial statements were available to be issued.

On July 7, 2023, DPL entered into a lease agreement for a lease term of 3 years for office space at 336 Smith Street, #10-303, Singapore 050336. The Company is committed to pay a total rental fee of approximately S$25,910 in the future.

On April 26, 2024, DPL had applied for a long-term working capital loan from a financial institution in the amount of S$500,000, which is repayable by 60 equal monthly instalments of S$10,138.50 with the first instalment to paid on April 30, 2024. The working capital loan bears a fixed interest rate of 8.0% per annum. The loan was jointly secured by Lim Heng Hai and Ronald Vong Chin Hua, directors and shareholders of the Company. The Company is committed to pay a total working capital loan of approximately S$444,349 in the future.

On May 2, 2024, TSPL applied for a long-term working capital loan from a financial institution in the amount of S$350,000, which is repayable by 60 equal monthly instalments of S$7,054.94 with the first instalment to paid on June 3, 2024. The working capital loan bears a fixed interest rate of 7.75% per annum. The loan was jointly secured by Lim Heng Hai and Ronald Vong Chin Hua, directors and shareholders of the Company. The Company is committed to pay a total working capital loan of approximately S$315,781 in the future

On June 28, 2024, we entered into a lease agreement for a lease term of 3 years for office space at 336 Smith Street, #06-303, Singapore 050336. We have committed to pay a total rental fee of approximately S$58,896 in the future.

Off-Balance Sheet Arrangements

As of December 31, 2023 and December 31, 2024, we have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our shareholders.

Critical Accounting Policies and Estimates

Impairment of Intangible and Long-Lived Assets

The Company’s long-lived assets with finite lives, including property, plant and equipment, net are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2023 and 2024, no impairment of long-lived assets was recognized.

Leases

The Company determines if an arrangement is a lease at inception. A lease is classified at the inception date as either a finance lease or an operating lease. As the lessee, operating leases are included in operating lease right-of-use (“ROU”) assets, current operating lease liabilities and non-current operating lease liabilities, in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to April 1, 2020 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

The Company has an operating lease for offices, including an option to renew which is at the Company’s sole discretion. The renewal to extend the lease term is included in the Company’s ROU assets and operating lease liabilities as they are reasonably certain of exercise. The Company regularly evaluates the renewal option, and, when it is reasonably certain of exercise, the Company will include the renewal period in its lease term. New lease modifications result in re-measurement of the ROU assets and operating lease liabilities. The Company’s lease agreement does not contain any material residual value guarantees or material restrictive covenants.

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The operating lease is included in operating lease right-of-use assets, operating lease liabilities-current and operating lease liabilities-non-current on the consolidated balance sheets.

The Company has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. Lease payments associated with these leases are expensed as incurred.

Revenue recognition

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”), on April 1, 2021 using the modified retrospective approach. The Company’s accounting for revenue recognition remains substantially unchanged prior to adoption of ASC 606. There were no cumulative effect adjustments for prior to April 1, 2020. The effect from the adoption of ASC 606 was not material to the Company’s financial statements.

The Company recognizes revenues when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the client.

Sale of goods

Revenue for sales of products, which are primarily IT hardware and software licenses are recognized at a point in time when the Company has satisfied its performance obligation. The key performance obligation of the Company is delivery of goods or collection by customer has occurred, evidenced by the acceptance of products by customers, whereby physical and legal control of the products is passed from the Company to its customer, and there’s no unfulfilled obligation from the Company. Customer returns have historically represented a small percentage of customer sales on an annual basis. The Company does not provide warranty but gives customers one week of validation period for right of return.

Upon local customers’ acceptance/acknowledgement on the acceptance of goods, control of the goods is passed from the Company to the customer, at which the Company believes it has satisfied its performance obligation to recognize revenue. No element of financing is deemed present as typical payment terms range from 30 to 120 days from the date of issuance of invoice.

Service revenue

Revenue for the rendering of hosting and support services, rendering of professional services and maintenance services are recognized over time when the Company has satisfied its performance obligation to recognize revenue. The key performance obligation of the Company is when the services have been performed and rendered, evidenced by the acceptance of services by customers, and there’s no fulfilled obligation from the Company. A large portion of the revenue comes from the rendering of hosting and support services.

The amount of revenue recognized is based on the transaction price, which comprises the contractual price, net of the estimated volume rebates and adjusted for expected returns. Based on the Company’s experience with similar types of contracts, variable consideration is typically constrained and is included in the transaction only to the extent that it is a highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

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The Company is a principal and records revenue on a gross basis as the Company is primarily responsible for fulfilling the goods or services to the customers, is subject to inventory risk, has discretion in establishing pricing and the ability to direct the control of the promised goods before transferring those goods to the customers.

The SSP is the price at which we would sell a promised good or service separately to a customer. The best estimate of SSP is the observable price of a good or service when we sell that good or service separately. A contractually stated price or a list price for a good or service may be the SSP of that good or service. We use a range of amounts to estimate SSP when we sell each of the goods and services separately and need to determine whether there is a discount that needs to be allocated based on the relative SSP of the various goods and services. In instances where SSP is not directly observable, such as when we do not sell the product or service separately, we typically determine the SSP using an adjusted market assessment approach using information that may include market conditions and other observable inputs. We typically have more than one SSP for individual goods and services due to the stratification of those goods and services by customers and circumstances. In these instances, we may use information such as the nature of the customer and distribution channel in determining the SSP.

When software licenses and significant customization engineering services are sold together, they are accounted for as a combined performance obligation, as the software licenses are generally highly dependent on, and interrelated with, the associated customization services and therefore are not distinct performance obligations. Revenue for the combined performance obligation is recognized over time as the services are delivered using an input method (i.e., labor hours incurred as a percentage of total labor hours budgeted).

When software subscription licenses are sold, the term software license and software maintenance are generally considered distinct performance obligations. The transaction price is allocated to the term software license and the software maintenance based on relative SSP. We sell our software subscription license for a fixed fee or a usage-based royalty fee, sometimes subject to a minimum guarantee. The minimum guarantee refers to a specified minimum revenue amount, which is sometimes applied to usage-based royalties. When the fee is fixed, or includes the guaranteed minimum within a usage-based royalty arrangement, revenue allocated to the software license is recognized at a point in time upon delivery, provided all other revenue recognition criteria are met. Any royalties earned in excess of the guaranteed minimum, or not subject to the guarantee, are recognized as revenue when the related usage occurs. Revenue allocated to software maintenance is recognized over the contract term.

The amount of consideration is not adjusted for a significant financing component if the time between payment and the transfer of the related good or service is expected to be one year or less under the practical expedient in ASC 606-10-32-18. Our revenue arrangements are typically accounted for under such expedient, as payment is typically due within 30 days. As of December 31, 2023 and 2024, none of our contracts contained a significant financing component.

Income Taxes

The Company accounts for income taxes using an asset and liability approach which allows for the recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Company conducts its businesses in Singapore, Malaysia, Brunei, and Cambodia, and is subject to tax in these jurisdictions. As a result of its business activities, the Company files separate tax returns in those countries that are subject to examination by the foreign tax authorities.

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Concentrations and Risks

Concentrations

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable. For a more detailed description of these risks, see “Risk Factors—Risks Related to Our Business and Industry—In 2023 and 2024, we depended on our major customers for a substantial portion of our revenue and such dependence may continue in the future, and the loss of, or significant reduction in our provision of services to, one or more of our major customers could negatively impact our revenue and operating results”.

The following table sets forth a summary of the single customers who represent 10% or more of the Company’s total revenue:

	For Years Ended December 31,
	2023	2024
Percentage of Company’s revenue
Customer A (1)	35%	34%
Customer B (2)	25%	23%
Customer C (3)	11%	19%
Customer D (4)	4%	11%

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total accounts receivable:

	For Years Ended December 31,
	2023	2024
Percentage of Company’s accounts receivable
Customer B (2)	0%	68%
Customer C (3)	100%	23%

(1)	Customer A is Cambodia’s largest and leading financial institution.
(2)	Customer B is Brunei’s largest telecommunications company.
(3)	Customer C is a local insurance corporation based in Singapore.
(4)	Customer D is a technology service provider specializing in system integration and customer engagement solutions based in Cambodia.

Industry Overview

The information presented in this section has been derived from an industry report commissioned by us and issued by Frost & Sullivan, an independent research firm, to provide information regarding our industry and our market position in Southeast Asia. We refer to this report as the Frost & Sullivan Report.

Overview of Transaction Banking Payment Service Middleware Market in Southeast Asia

Definition of “transaction banking payment service middleware”

“Transaction banking payment service middleware” refers to software that acts an intermediary layer between a bank’s internal system and external payment networks or applications, which facilitates the seamless integration and processing of various payment services across multiple methods, including RTP and Non-Real-Time Payment such as, among others, wire transfer and automated clearing house (“ACH”) transfer. Transaction banking payment service middleware helps streamline the complexities of handling different transaction forms, currencies and compliance regulations while ensuring security, scalability, efficiency and many others features.

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Market size of transaction banking payment service middleware market in Southeast Asia

The market size of transaction banking payment service middleware market in U.S., in terms of revenue, reached USD10.7 billion in 2023, growing from USD8.0 billion in 2019 at a CAGR of 7.6% from 2019 to 2023, and is expected to reach USD14.5 billion in 2028 at a CAGR of 6.4%. Comparably, the market in Southeast Asia has a huge growth potential with a faster growth rate. The market size of transaction banking payment service middleware market in Southeast Asia, in terms of revenue, reached USD3.4 billion in 2023, growing from USD1.7 billion in 2019 at a CAGR of 19.6% from 2019 to 2023, and is expected to reach USD9.4 billion in 2028 at a CAGR of 22.3% from 2023 to 2028.

Market drivers of transaction banking payment service middleware market in Southeast Asia

The following factors are expected to drive the growth of transaction banking payment service middleware market in Southeast Asia:

●	Increasing complexity of transaction banking operations. Large banks often face complex transaction banking operations, especially when dealing with multiple regions, time zones, currencies, and regulatory environments. Middleware simplifies these complexities by offering a centralized system for managing transactions, ensuring operational efficiency and reducing manual processes, which is critical in managing large-scale, global banking operations.

●	Digital transformation and adoption of emerging technologies. With the rise of digital banking, financial institutions have been rapidly modernizing their IT infrastructure to support growing transaction volumes and complex services. Middleware plays a crucial role in bridging legacy systems with modern, real-time, and user-friendly platforms. Middleware solutions provide essential capabilities to streamline payment processing, including support for various transaction formats and integration with mobile banking services, which has become essential due to the growing adoption of online and mobile banking.

●	Demand for Real-Time Payment solutions. The global push towards real-time payments has led to a rise in demand for middleware that can handle instantaneous transaction processing, especially for large corporates and transaction banking services. Regions like China, the United States, the United Kingdoms, and Southeast Asia have adopted real-time payment systems, requiring robust middleware solutions for integration. Middleware helps manage the continuous flow of real-time payments, connecting older banking systems with new real-time infrastructures, and ensuring secure, 24/7 transaction processing.

●	Focus on customer experience. Enhancing customer experience has become a top priority for banks as they adapt to the digital transformation in the financial sector. Middleware solutions play a crucial role in this process by acting as a bridge between the front-end applications and the back-end systems where banking operations take place. Middleware solutions enable banks to streamline payment processing across various channels. By integrating these systems, banks can offer faster transactions, significantly reducing latency in payments, which significantly improves the customer experience when they make payments.

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Future trends of transaction banking payment service middleware market in Southeast Asia

The future trends of transaction banking payment service middleware market in Southeast Asia include:

●	Increasing usage of Real-Time Payments. The usage for real-time payment systems will continue to grow, especially with the rise of e-commerce and digital payments. Middleware providers will increasingly focus on supporting real-time payments across regions, enhancing payment processing speed, and providing transparency for both consumers and businesses. This will require middleware systems to handle higher transaction volumes and enhance security while maintaining compliance with different regional payment regulations.

●	Increased adoption of emerging technologies such artificial intelligence. Emerging technologies such as artificial intelligence are expected to play larger roles in transaction banking payment middleware solutions, enable advanced data analysis, fraud detection, and predictive analytics. For example, with artificial intelligence technology, banks can improve decision-making processes, identify suspicious activities in real-time, and enhance customer experience through personalized services.

●	Enhanced security features. As digital payments increase, so do the risks of cyberattacks and data breaches. Middleware solutions will evolve to incorporate more sophisticated cybersecurity features, such as encryption, tokenization, and multi-factor authentication, to safeguard transaction data and prevent fraud.

Competitive Landscape of transaction banking payment service middleware market in Southeast Asia

The transaction banking payment service middleware market in Southeast Asia is rapidly growing, driven by the surge in digital payments, e-commerce, and mobile banking, among many other factors. The competitive landscape is comprised of a mix of both global players and local players offering transaction banking payment service middleware solutions to financial institutions.

With its “fit and play” solutions and Design-Build-Operate-Transfer model, TechCreate has been a rising global provider of transaction banking payment service middleware solutions in Southeast Asia, particularly focusing on delivering real-time payment solutions and others innovative solutions to help financial institutions enhance their operation efficiency. In addition, it also has a global influence in ISO 20022 implementation, which is an important international standard for electronic data interchange between financial institutions, by representing Singapore for ISO 20022 Registration Management Group and Payment Standard Evaluation Group, drafting Singapore ISO 20022 Interbank Clearing and Settlement Message Definition, and among others

Overview of POS QR Code Payment Terminal Market in Southeast Asia

Definition of POS QR Code payment terminals

POS QR Code payment terminals are payment terminal devices with integrated QR code scanning capabilities that allow consumers to complete the payment process by scanning a QR code provided by merchants. Such payment terminals are usually used in conjunction with mobile payment applications, such as Alipay, WeChat Pay, PromptPay, and among others. The emergence of POS QR Code payment terminals greatly simplifies the payment process and improves payment efficiency while also bringing more convenience to both merchants and consumers.

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Market size of POS QR Code payment terminal market in Southeast Asia

The market size of digital payment market in Southeast Asia, in terms of transaction volume, has increased from USD19.0 trillion in 2019 to USD32.9 trillion in 2023 at a CAGR of 14.7% from 2019 to 2023, and it is expected to reach USD70.1 trillion in 2028, growing at a CAGR of 16.3% from 2019 to 2023. Digital payment via POS QR Code payment terminals has been an increasingly important approach for people to make digital payment in Southeast Asia. The market size of digital payment via POS QR Code payment terminal market in Southeast Asia, in terms of transaction volume, has increased from USD1.9 trillion in 2019 to USD4.6 trillion in 2023, growing at a CAGR of 24.7% from 2019 to 2023, and it is expected to reach USD13.3 trillion in 2028, growing at a CAGR of 23.7% from 2023 to 2028. The proportion of transaction volume of digital payment made via POS QR Code payment terminal to transaction volume of digital payment has increased from 10% in 2019 to 14.0% in 2023, and is expected to further increase to 19.0% in 2028.

Market drivers of POS QR Code payment terminal market in Southeast Asia

The following factors are expected to drive the growth of POS QR Code payment terminal market in Southeast Asia:

●	Technology development and advancement. The development of the POS QR Code payment terminal industry has benefited from the continuous innovation and development of emerging technologies. Integration of POS QR Code payment terminals with emerging technologies has enabled POS QR Code payment terminals to realize technological innovations in various aspects, such as payment efficiency, user experience and risk management.

●	Growing market demand. With the popularity of mobile payment, consumers’ demand for convenient payment methods has increased. POS QR Code payment terminals can provide a variety of payment options to meet consumers’ payment needs, which makes more and more consumers tend to use mobile phones and other mobile devices to make payments. In addition, for merchants, POS QR Code payment terminal is not only a payment tool, but also a powerful assistant for business management. Through the POS QR Code payment terminal, merchants can grasp real-time sales information, inventory information, and other key information to provide strong support for business decisions. This demand for business management is driving the continued growth of the POS QR Code payment terminal market.

●	Favorable policies. With the rapid development of the fintech industry, governments and regulators have introduced relevant policies aimed at regulating the payment market, safeguarding transaction security, and promoting fintech innovation and healthy development. These policies not only set clear compliance standards for the POS QR Code payment terminal industry, but also encourage enterprises to increase R&D investment and promote technological innovation through tax incentives, financial support and other measures. Meanwhile, with the growing maturity of the payment market, consumers are increasingly concerned about payment security and privacy protection, which has prompted the POS QR Code payment terminal industry to pay more attention to the compliance and security design of its products to meet market demand and regulatory requirements. Therefore, policy guidance and compliance requirements have become one of the important factors driving the continued development of the POS QR Code payment terminal industry.

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Future trends of POS QR Code payment terminal market in Southeast Asia

The future trends of POS QR Code payment terminal market in Southeast Asia include:

●	Seamless integration with other systems. The future of POS QR Code payment terminals lies in their ability to integrate seamlessly with other business systems such as inventory management, customer relationship management, and enterprise resource planning. This interconnectedness will enable real-time data synchronization and automation, reducing manual tasks and streamlining operations. For example, when a purchase is made, the terminal can instantly update stock levels, sales analytics, and customer databases, giving businesses more control over their operations.

●	Growth in emerging market. Emerging markets, particularly Southeast Asia, are seeing rapid adoption of mobile payments and QR Code-based systems due to their lower cost and ease of deployment. As smartphone penetration increases and banking infrastructure improves, these regions will drive substantial growth in the POS QR Code payment terminal market. Governments and businesses are likely to push for digital payment adoption to promote financial inclusion and reduce the reliance on cash.

●	More safety and stability. As payment data volumes grow and payment risks become more complex, POS QR Code payment terminal providers will face mounting pressure to adopt more advanced and robust security measures. The evolving tactics of cybercriminals who are continually developing new methods of fraud, data breaches, and system infiltration will drive providers to stay ahead of these threats. In response, POS QR Code payment terminal providers will not only need to safeguard sensitive transaction data and personal information but also facilitate compliance with increasingly stringent regulatory requirements and industry standards.

Overview of Digital Solution in Southeast Asia

Definition of digital solutions

Digital solutions refer to a range of technological solutions designed to address organization challenges, including setting out strategic decisions, streamlining operations, improving user experience and others, across different industries, such as financial services, retails, manufacturing and healthcare.

Market drivers and future trends of digital solution market in Southeast Asia

The following factors are expected to be the drivers and future trends growth of digital solution market in Southeast Asia:

●	Increased demand for digital transformation. Organizations across industries are actively seeking digital solutions to remain competitive, improve efficiency, and better serve customers. The global shift to digital operations, accelerated by the COVID-19 pandemic, has heightened the demand for advanced technologies such as artificial intelligence, big data, cloud computing, automation and blockchain. Organizations not only use digital solutions to automate manual processes, reduce costs and improve overall operational efficiency, but also assist to make more informed decisions derived from vast amount of data, and use advanced technologies to provide better user experience to their customers and employees.

●	Technological advancement. Technological advancements are making digital solutions more sophisticated and efficient. Innovations in AI, big data, and IoT are enabling new applications across industries, from financial services to manufacturing. These advancements enhance the supply of digital solutions tailored to specific business needs. In addition, the proliferation of cloud service models has reduced the cost and complexity of adopting digital solutions, which allows even SMEs to access advanced tools for digital transformation, driving supply-side growth.

●	Increased emphasis on cybersecurity and data privacy. Cybersecurity is poised to become one of the most critical areas of the digital solution market in the future. As digital transformation continues to advance across industries, the reliance on interconnected systems, cloud-based services, and vast data networks is increasing exponentially. This connectivity, while offering numerous benefits, also exposes organizations to heightened security risks, such as cyberattacks and data breaches. Future trends include enhanced encryption techniques, blockchain-based solutions for secure transactions, and zero-trust security models to protect organizations’ digital assets from evolving threats.

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Business

OVERVIEW

Who We Are

Headquartered in Singapore, we are a technology consultancy and advanced software solution provider offering a comprehensive range of payment, cybersecurity, and digital services and solutions. We serve large institutions, primarily financial institutions and telecommunication companies, by providing them with payment, cybersecurity, and digital solutions such as, the development of RTE, RTP, API management and other services, such as cybersecurity defense, IT infrastructure, and cloud services. We have developed our proprietary know-how and digital solutions over the past 9 years. Notably, we have developed an AI-RTE that we believe optimizes RTP through providing increased functionality, security, and efficiency to various financial institutions in the region. In order to comprehensively service our clients, we also sell software licenses and maintenance licenses as well as hardware solutions, in the course of providing our professional services as a technology consultancy and software solutions provider. The sale of software licenses, maintenance licenses, and hardware solutions complement our professional services as these products enhance the functionality of our technological solutions as well as optimize cybersecurity for our clients. Accordingly, our core business areas comprise: (1) the provision of professional services, (2) the sale of software licenses and maintenance licenses, and (3) the sale of hardware solutions.

Founded in 2015, TechCreate Solution Private Limited initially concentrated on pioneering advancements in payment and consultancy services. Our early focus was addressing the intricate challenges of payment systems, ensuring that our clients received robust and cutting-edge solutions tailored to their specific needs.

As we progressed, we recognized the growing demand for integrated digital solutions beyond our initial scope. This insight led us to broaden our offerings, strategically developing what we believe to be a complementary suite of services to meet a wider array of digital needs. Our commitment to innovation and client-centric solutions drove this evolution.

A significant milestone in our journey occurred on June 2, 2022 with the strategic acquisition of 51% equity interest in Diginius Private Limited, a Singapore company with limited liability established in 2020 by Mr. Ronald Vong specializing in server and cybersecurity products and services, by TechCreate Solution Private Limited. On October 30, 2024, TechCreate Solution Private Limited acquired the remaining 49% of equity interest in Diginius Private Limited. This acquisition allowed us to consolidate our expertise and resources, and we believe has, positioned us as a comprehensive provider of advanced payment technologies, robust cybersecurity measures, and a diverse range of digital solutions.

As of the date of this prospectus, TechCreate operates as a comprehensive provider of digital payment and cybersecurity solutions, designed to meet both specific challenges and broader, complex transformations. We believe our integrated approach enables us to deliver solutions that are not only reliable but also forward-looking, helping businesses adapt and thrive in a fast-changing landscape.

We believe our growth is built on disciplined expansion and reinvestment into innovation, sustained by our profitability and commitment to excellence. We have established a presence in Singapore, Brunei, and Cambodia, while forming strategic partnerships in what we believe to be are key markets such as India, Vietnam, Indonesia, Laos, and Hong Kong. We believe these partnerships expand our reach and allow us to serve a diverse range of clients with precision and reliability.

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KEY MILESTONES

The table below sets forth the key development milestones in our Group’s history:

Year	Milestone
2015	●	TechCreate Solution Private Limited was incorporated in Singapore for the provision of payment standard and payment consultancy services.

	●	TechCreate Solution Private Limited assisted a Malaysian bank to participate in RTP.

2017	●	TechCreate Solution Private Limited developed the RTE, a revolutionary solution that streamlines the payment process and delivers real-time confirmation, eliminating hassle for customers.

2018	●	TechCreate Solution Private Limited secured its first RTE customer and integrated its payment gateway with the largest bank by assets in Southeast Asia’s operations in Hong Kong, enabling connection to HKMA FAST.

2020	●	TechCreate Solution Private Limited expanded its business to provide digitalization solutions and consultancy services based on the Design-Build-Operate-Transfer model.
	●	TechCreate Solution Private Limited implemented its payment gateway in Vietnam and India.

	●	TechCreate secured a consulting role for the National Payment Project, facilitating connectivity between PromptPay and PayNow. This appointment by the Association of Banks of Singapore signifies TechCreate’s expertise in the Singaporean payments landscape.

	●	Building on our role as a consultant for the National Payments Project led by the Monetary Authority of Singapore (MAS), we believe TechCreate’s expertise garnered further recognition. A Southeast Asian sovereign wealth fund selected us as an advisor on a blockchain initiative involving collaboration with a global bank as well as a regional Southeast Asian bank. This project ultimately laid the groundwork for the establishment of Partior in Singapore. Today, Partior is a leading global unified ledger-based interbank network that facilitates real-time clearing and settlement of cross-border payments.

2021	●	TechCreate Solution Private Limited implemented RTE as its core payment middleware for Southeast Asia’s largest bank across six countries.

2022	●	TechCreate Solution Private Limited acquired Dignius Private Limited, expanding its business, with the newly formed Group providing server and cybersecurity offerings in addition to its payment and digitalization services.

	●	TechCreate Solution Private Limited secured a contract with a Singapore insurance corporation project for their Cash Compensation System. This system facilitates swift disbursement of insured deposits to depositors in the event of a bank failure, bolstering financial stability in Singapore. We believe our success against reputable global competitors underscores the Group’s growing expertise in FinTech.

2023	●	TechCreate Solution Private Limited was awarded a payment and digitization project by Brunei’s largest telecommunications company. We believe this win highlights our expertise in driving digital transformation within the telecommunications sector.

	●	TechCreate Solution Private Limited’s RTE was utilized in the development of a client’s super app. We believe this utilization of the RTE showcases TechCreate Solution Private Limited’s ability to deliver comprehensive and user-friendly financial solutions as well as its commitment to innovation.

	●	TechCreate Solution Private Limited won an Islamic Bruneian bank’s project. We believe this win signifies our ability to deliver comprehensive financial solutions, including facilitating connections to Brunei’s National Digital Payment Hub (NDPX) in collaboration with the Brunei Darussalam Central Bank and other participating banks.

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OUR SOLUTIONS AND SERVICES

Our Group’s core businesses are comprised of: (1) professional services, (2) the sale of software and maintenance licenses, and (3) the sale of hardware. We view the sale of software and maintenance licenses as well as the sale of hardware as complementary to our primary core business, the provision of our professional services. Our professional services business is composed of a wide variety of solutions and services, including, amongst others, our technology consultancy services, Payment System Engine services, and cybersecurity services. We have, thus, outlined our solutions and services as follows:

Professional Services

Technology Consultancy Services

We offer technology consultancy services to corporate clients. We believe our expertise in information technology infrastructure, payments, cybersecurity, and digital solutions enable us to recommend and implement various technological solutions to address our clients’ varied needs. We strive to support clients by offering the following services:

●	Consulting: We offer advice to help businesses choose the right technology for their needs and assist in planning their technological projects.
●	System Integration: We help businesses’ various software and systems function well together.
●	Implementation: We set up and install new software, verifying it functions correctly, for businesses.
●	Customization: We modify software to fit businesses’ specific needs of a business, for example, adding custom or special features.
●	Training: We teach clients how to use software effectively through tutorials, workshops, and guides.
●	Technical Support: We help clients fix issues or problems they encounter with the software.
●	Security and Compliance: We check that the software meets security standards and is in line with relevant regulations.
●	Project Management: We coordinate and manage software-related projects to facilitate projects timely completion and within budget.
●	Maintenance: We provide regular updates, fixes, and improvements to keep customers’ software running smoothly.

The technology consultancy services described above are generally provided in conjunction with the solution oriented professional services that are outlined in the following paragraphs. When providing technology consultancy services in conjunction with our solution oriented professional services, we typically follow a Design-Build-Transfer-Operate model. The Design-Build-Transfer-Operate (DBTO) model represents a cornerstone of our commitment to delivering end-to-end, value-driven solutions tailored to our clients’ needs. We believe this model encompasses a structured approach that facilitates the seamless conceptualization, development, deployment, and ongoing operation of critical systems and infrastructure.

Design Phase: We collaborate closely with clients to assess their unique requirements, taking into account technical, operational, and strategic objectives. By leveraging, what we believe to be, our expertise in solution architecture and industry best practices, we design a customized framework that aligns with their long-term goals.

Build Phase: During the build phase, we oversee the development and implementation of the solution. This involves integrating cutting-edge technology, adhering to rigorous quality assurance standards, and conducting thorough testing to enable functionality, scalability, and compliance with regulatory requirements.

Transfer Phase: Once the solution is fully operational, we endeavor to facilitate a smooth transition, by equipping the client with the necessary training, documentation, and support to manage the system independently. We believe our transfer process effectively minimizes disruption and supports knowledge transfer, empowering the client to maintain control.

Operate Phase: While the transfer phase provides the foundation for client independence, the operate phase underscores our long-term partnership. We offer continued operational support, including system monitoring, maintenance, and optimization, which we believe enables sustained performance and adaptability to evolving business needs.

This DBTO model enables our Company to act as a trusted partner, delivering not only cutting-edge solutions but also the expertise and operational support required to for their success. By integrating this approach, we take the view that we are able to minimize risk, maximize resource efficiency, and provide clients with a robust framework for achieving operational excellence and long-term growth.

Payment System Engine Services

As discussed in the section “Industry Overview - Overview of Transaction Banking Payment Service Middleware Market in Southeast Asia - Definition of transaction banking payment service middleware”, transaction banking payment service middleware refers to software that acts an intermediary layer between a bank’s internal system and external payment networks or applications, which facilitates the seamless integration and processing of various payment services across multiple methods, including RTP and Non-Real-Time Payment such as, wire transfer and ACH transfer, amongst others.

We develop and implement a type of transaction banking payment service middleware, namely, our AI-RTE for financial institutions to optimize Real-Time-Payments. The high-availability and resilient base RTE is designed to support round-the-clock banking services with the base engine used to orchestrate and support the omni-channel payment requirements. In addition to development and custom implementation services, we offer integration services to clients so that they can connect their existing systems with RTP networks. Our Payment System Engine services also incorporate several advanced security measures, enhancing the security of our clients’ RTP networks. This is achieved through advanced encryption, multi-factor authentication, and the deployment of secure application interface (API) and integration protocols. This helps to minimize vulnerabilities and enhances the overall security of the payment ecosystem. Additionally, we offer compliance services to our clients to ensure that clients’ RTP systems and processes comply with specific regulatory requirements applicable. Our Payment System Engine services help streamline the complexities of handling different transaction forms, currencies and compliance regulations while ensuring security, scalability, efficiency and many others features.

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We have also used the RTE framework developed to build the Cash Compensation System used by a Singapore insurance corporation as discussed in “Business – Key Milestones – 2022”. This system ensures that depositors are compensated promptly if a bank fails. Under current provisions, the Singapore insurance corporation guarantees coverage of up to SGD 105,000 per depositor per insured bank. This means that in the event of a bank’s default, depositors are entitled to receive compensation up to this limit, providing a level of financial security. The Cash Compensation System is designed to offer peace of mind to depositors by ensuring that their savings are protected, even in adverse scenarios. By covering up to SGD 105,000, we believe the Cash Compensation System helps to maintain public confidence in the stability of Singapore’s financial institutions and protects the interests of individual depositors through facilitating prompt disbursement of their insured sum.

Cybersecurity Services

As an authorized partner of various cybersecurity providers, our Group strives to assist clients with going beyond malware detection, to defend their networks, infrastructure, data and assets by recommending and implementing products which anticipate and defend against cyber-attacks. These products facilitate detection, analysis, response and automated security operations with actionable alerts without compromising clients’ data and experience. We believe we are able to assess and recommend cost-effective, world-class network protection through our extensive partnerships. The cybersecurity products our Group has previously recommended and implemented, through our partnerships, are as follows:

●	FireEye: FireEye is a unified security platform which detects and responds to internal and advance threats through threat intelligence, automated security operations and third-party applications all on one platform.

●	Google Web Risk: We believe this solution is a comprehensive threat intelligence platform that provides real-time insights into the safety and reputation of websites and URLs. Its core functionalities are safe browsing, which continuously identifies and blocks malicious websites known for phishing, malware distribution, and other fraudulent activities, continuously updating a database of such; URL risk evaluation which analyses the risk level of any URL in real-time and identifies suspicious characteristics indicative of fraudulent activity; and reporting of suspected malicious websites to Google for further investigation and potential inclusion in the Safe Browsing list.

●	Mandiant: We believe the Mandiant solutions our Group recommends and implements strengthen clients’ abilities to withstand and recover from cyberattacks.

○	Managed Defense: Mandiant Managed Defense is Mandiant’s detection and response service. This aims to defend businesses across endpoint, network, cloud, email and operational technology providing around the clock detection, human analysis and expert response. Managed Defense supports a wide array of products and vendors, from endpoint to network to cloud telemetries.
○	Incident Response Retainer: Mandiant Incident Response Retainer allows businesses to establish terms and conditions for incident response services before a cybersecurity incident is suspected. This proactive approach can significantly reduce the response time, thereby reducing the impact of a breach.

●	Trellix:

○	Trellix XDR: Helix Connect integrates security controls from the Trellix XDR platform and over 490 third-parties to create deep multi-vector threat detections and prioritized, AI-guided responses to threat events.
○	Endpoint Security: Trellix Endpoint Security solutions apply proactive threat intelligence and defenses across the entire attack lifecycle to keep organizations safer and more resilient.
○	Data Security: Trellix Data Security protects sensitive and proprietary information shared on endpoints, networks, email, the web, and within databases - as well as provides encryption protection for devices and data transfers to removable media.

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○	Network Security: Trellix Network Detection and Response helps organizations focus on real attacks, contain intrusions with speed and intelligence, and eliminate their cybersecurity weak points.
○	Email Security: Trellix Email Security helps people to work together securely across the extended enterprise by conducting real time analysis of URLs and attachments to block suspicious emails and extract those weaponized post-delivery.

●	Futurex:

○	Hardware Security Module (HSM) Solutions: Futurex delivers hardware security modules to protect sensitive data. They are FIPS 140-2 Level 3 and PCI HSM validated. Futurex HSMs handle both payment and general purpose encryption, as well as key lifecycle management. They are deployed on-premises, through the global VirtuCrypt cloud service, or as a hybrid model.
○	Public Key Infrastructure (PKI) Solutions: Futurex’s Public Key Infrastructure (PKI) is a framework that manages digital certificates and encryption keys to secure communication. Utilizing asymmetric encryption, PKI uses a pair of keys: the public key encrypts data, while the private key decrypts it. For digital signatures, the private key creates the signature, and the public key verifies it.

●	Somansa: Somansa Data Loss Prevention (DLP) security solution is designed to help organizations in financial services, healthcare, retail, government and other industries protect sensitive company data including intellectual property and confidential information, wherever it may be (cloud, on-premise, endpoints) from leakage, while reducing the costs and complexity of managing a DLP solution.

●	NETAND:

○	HIWARE Privileged Session Management for System: HIWARE Privileged Session Management for System enables the management and supervision of users by controlling all accesses to and operations of the IT infrastructure operating system such as network and server, monitoring work details in real time and saving log records.
○	HIWARE Identity Management for System: HIWARE Identity Management for System manages all user accounts scattered across systems in an integrated fashion by interworking a client’s HR system. It also automates the account and password management process for work efficiency and for more complete security.
○	Privileged Session Management for Database: HIWARE Privileged Session Management for Database grants access to personal information database and authority differentially by each user and prevents information leaks through SQL audit and log records.
○	HIWARE Identity Management for Database: HIWARE Identity Management for Database collects the accounts scattered across database management systems and automatically manages account life-cycle and password from creation to deletion according to the security management policy. It saves time and costs for database management systems accounts management through unified and automated identity management and offers more efficient work environments.
○	HIWARE Identity Management for Active Directory: HIWARE Identity Management for Active Directory was developed to make up for human error and security loopholes from manual active directory account management. It automatically manages active directory accounts through consistent policies and unified management cycle by linking active directory, human resource systems and server all together.
○	HIWARE Threat Analytic: HIWARE analyzes user behavior in real time, exceeding conventional access management technologies, predicts user risk behavior through which unusual acts can be detected and prevented in advance.
○	HIWARE Mobile One Time Password (OTP) Solution: HIWARE Mobile OTP solution delivers one time password directly through mobile. In addition, it observes security regulations concerning two-factor authentication.

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Digitalization Services

As an authorized partner/distributor of Axway and Kong Software, we aim to facilitate application security, be it on-premise or on cloud environments for higher performing applications. Through providing, what we believe to be, a reliable and flexible interface between multiple business applications, we strive to provide our customers with greater visibility on incidents which occur across their different pre-existing software systems and multiple channels. We believe this streamlines communications between the management of the business and information technology departments. Furthermore, we believe this also helps financial institutions process bulk transactions and manage multi-channels with enhanced service continuity. The digitalization products our Group has previously recommended and implemented through our partnerships, are as follows:

●	Axway:

○	API Management: Axway provides comprehensive API management solutions that enable organizations to design, secure, publish, and monitor APIs. This helps in improving the connectivity between applications, services, and devices.
○	B2B Integration: We believe Axway’s B2B Integration solutions facilitate seamless and secure data exchange between businesses, supporting various standards and protocols like EDI (Electronic Data Interchange) and AS2.
○	Managed File Transfer (MFT): We believe Axway’s MFT solutions ensure secure, reliable, and compliant file transfer between systems, partners, and customers. This is critical for businesses handling sensitive or large volumes of data.
○	Hybrid Integration Platform: Axway’s Hybrid Integration Platform offers a unified approach to integrate on-premises, cloud, and third-party applications. It provides tools for API management, MFT, and B2B integration within a single platform.
○	Digital Ecosystem Engagement: Axway provides tools and platforms that enable businesses to build and manage digital ecosystems, improving collaboration with partners, customers, and developers.
○	Content Collaboration Platform: Axway’s Syncplicity platform is a content collaboration solution that offers secure file sharing and synchronization, and we believe it enhances productivity and collaboration across teams.
○	Operational Intelligence: Axway’s Operational Intelligence solutions offer real-time visibility into data flows and business processes, helping organizations to monitor performance and optimize operations.
○	Identity and Access Management: Axway provides solutions to manage and secure user identities, access controls, and authentication across various platforms and services.

●	Kong Software:

○	Kong Gateway: We believe Kong’s flagship API gateway solution acts as a lightweight, fast, and scalable gateway to manage, secure, and orchestrate APIs and microservices. It aims to support high-performance traffic handling, load balancing, and API routing.
○	Kong Enterprise: An enterprise-grade API platform that builds on Kong Gateway, Kong Enterprise offers features such as role-based access control (RBAC), service mesh integration, end-to-end monitoring, and enterprise support. It is designed for large-scale deployments and we believe, it provides enhanced security and governance capabilities.
○	Kong Konnect: Kong Konnect is a full-lifecycle API management platform that provides tools for designing, testing, securing, and deploying APIs. It includes an intuitive interface for managing APIs across distributed environments and integrates with Kong Gateway.
○	Kong Mesh: Kong Mesh is a service mesh solution based on Kuma and Envoy, designed to manage and secure service-to-service communication across any cloud, including multi-cloud and hybrid environments. It provides features like traffic control, security policies, observability, and zero-trust networking.
○	Kong Insomnia: Kong Insomnia is a powerful tool for API design, testing, and debugging. Insomnia supports GraphQL, REST, and gRPC APIs, offering a collaborative environment for API development with capabilities like automated testing and environment management.
○	Kong Immunity: Kong Immunity is a machine learning-based security solution that automatically detects and mitigates API threats. It provides real-time threat intelligence and anomaly detection to protect API traffic against sophisticated attacks.
○	Kong Vitals: Kong Vitals is a monitoring and analytics tool integrated into Kong Enterprise, offering real-time insights into API performance, traffic patterns, and system health. It helps in proactive monitoring and optimizing API operations.
○	Kong Brain: Kong Brain is a tool within the Kong Enterprise suite that automates the generation of API documentation, schemas, and governance rules based on API traffic. It aids in maintaining API consistency and compliance across environments.

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Cloud and Information Technology Infrastructure Services

As an authorized partner of AWS and Google Cloud, we deploy agile multi-cloud secure application services across public, private and hybrid clouds and aim to facilitate high-performance standards and traffic management. We believe that the products we recommend and implement are available, stable and rapidly responsive, allowing our customers to future-proof their applications infrastructure. We believe our Group is equipped with a deep understanding of our customers’ environment needs and assists in not only ensuring a smooth migration to cloud-based infrastructure but also empowers our customers with future-proof infrastructures, multi-cloud transformation and 5G readiness. In addition to futureproofing our clients, we believe these services also reduce customers’ operational expenses on expensive hardware and maintenance costs.

As an authorized partner of Nutanix, Inc, we aim to help our customers increase productivity and reduce maintenance costs by streamlining their fragmented, legacy information technology systems into a single infrastructure-based system. We believe this facilitates their digital transformation process and reduces the resources required to maintain and troubleshoot various legacy systems. We believe the product provides optimized management on a single infrastructure-based system and is easily scalable with the ability to run multiple applications across departments. Our customers in turn have improved visibility on day-to-day operations and receive actionable alerts before any information technology problems occur. As an authorized partner of Nutanix, Inc, our Group assists clients with providing and implementing the following Nutanix products:

●	Nutanix Prism: Nutanix Prism is a multi-cloud management interface and unified control plane that simplifies and streamlines management of all environments running on the Nutanix Cloud Platform.

●	AOS Storage: AOS Storage simplifies storage for virtual and container environments by pooling the storage devices that are directly attached to a cluster of servers and presenting them to applications across a variety of storage protocols. Data is managed and protected by a fine-grained, distributed metadata system.

e-Invoicing Services

Through our Group’s E-Invoicing platform, we believe that we provide our customers with a revolutionary solution that redefines the way they handle invoicing, by introducing a blend of cutting-edge technology and user-friendly design. We believe our E-Invoicing platform, powered by our RTE, is a gateway to a secure, seamless, and simple invoicing experience. This platform automates the e-Invoicing process, and we believe, in turn, saves clients’ time and reduces errors. This involves using APIs to connect e-Invoicing with clients’ existing systems. Our E-Invoicing platform holds the European Union’s PEPPOL certification, and helps customers’ electronic invoices comply with global standards. The platform provides for seamless exchange of invoices with customers’ partners in a secure and standardized manner. E-Invoicing seamlessly integrates with the Inland Revenue Authority of Singapore (“IRAS”) requirements, such that organizations’ electronic invoices adhere to Singapore’s tax regulations. For businesses in Malaysia, E-Invoicing extends its commitment to compliance by integrating with the Inland Revenue Board of Malaysia (“IRBM”) guidelines.

Software licenses and maintenance licenses

In the course of providing our professional services, as discussed above, we also sell software licenses and maintenance licenses related to our Payment System Engine services, namely:

Real-Time Payment License

In connection with our Payment System Engine services as detailed in the section “Business” – “Our Solutions and Services” – “Payment System Engine Services”, we undertake the sale of our RTP license. To do so, our Group provides the necessary microservice components as building blocks for the RTE (built using open-source code) and leverages our expertise in the payment domain to design and customize the engine for our clients. Our Group retains all licensing fees for the final RTE product for subsequent sales of this engine. This license facilitates the provision and implementation of our AI-RTE for financial institutions to optimize Real-Time-Payments.

Hardware

In the course of providing our professional services to clients, as discussed above in “Business – Our Solutions and Services – Professional Services”, we also sell a hardware product, a SoundBox Point of Sale (“POS”) which supports our payment engine and cybersecurity solutions and services. Our POS device leverages our RTE to simplify and secure transactions, promoting hygiene, convenience, and reducing the potential for fraud. Unlike traditional POS systems, our SoundBox POS utilizes a central hub for secure data aggregation and real-time transaction processing. This, combined with eSIM technology, allows for mobility – merchants can accept payments anywhere with a data connection. Furthermore, we believe our system excels in cross-border payments, supporting dynamic QR codes that adapt to regional specifications like DuitNow, PayNow, and Tarus across Southeast Asian nations. We believe that this eliminates the need for multiple QR codes and simplifies regional transactions for both merchants and customers.

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AWARDS AND ACCREDITATIONS

Throughout our operating history, our Group has received a number of awards and accreditations in recognition of our performance and quality services. The following table sets forth the major awards and accreditations we have been granted up to the date of this prospectus:

Year	Award/Recognition	Organized/granted by	Recipient
2023	Excellent Bank Payment Gateway Provider	Lang International Corporate Titan Award	TechCreate Solution Private Limited
2023	Cyber Security Education Innovation of the Year	Malaysia Cyber Security Awards	TechCreate Solution Private Limited

OUR STRATEGIES AND FUTURE PLANS

Our business strategies and future plans largely concern our primary core business, the provision and professional services and in particular, our Payment System Engine services (and any related software license and maintenance license sales). We explain our focus on Payment System Engine services below as well as in the section titled “Business – Competitive Strengths”. Our business strategies and future plans are as follows:

Expanding Business Focus: Real-Time Payments Domination

Our Group aspires to be the preeminent RTP solutions provider in Southeast Asia. We plan to achieve this by leveraging what we believe to be our deep regional expertise, a cutting-edge proprietary AI-RTE, and strategic partnerships to empower financial institutions with seamless, secure, and efficient RTP integrations. Our Group aspires to replace Network For Electronic Transfers (Singapore) Pte Ltd (“NETS”) as the dominant player in Singapore’s payments landscape and our Group’s long-term ambition is to compete globally against established industry players like ACI Worldwide, Inc and Finastra Group Holdings Limited.

We expect the RTP business expansion will contribute significantly to our overall revenue and profitability due to:

●	Anticipated High-Growth Market: The Southeast Asian RTP market is experiencing exponential growth, presenting a revenue opportunity as discussed in the sections “Industry Overview - Overview of transaction banking payment service middleware market in Southeast Asia - Market size of transaction banking payment service middleware market in Southeast Asia” and “Industry Overview - Overview of transaction banking payment service middleware market in Southeast Asia - Market drivers of transaction banking payment service middleware market in Southeast Asia”.
●	Recurring Revenue Streams: We believe that our focus on value-added services and ongoing support will facilitate consistent revenue generation as discussed in “Business – Our Strategies and Future Plans – Build Recurring Revenue Streams”.
●	Scalability: We believe our solutions can be adapted to different regional markets, creating a scalable business model.

Our strategy to increase our market share as a RTP solution provider comprises the following key tenets:

●	Strategic Partnerships: We will continue to forge strategic alliances with what we believe to be established players in the payments space to leverage their brand recognition and broader reach while the Group focuses on developing its core competencies as discussed in the section “Business – Our Strategies and Future Plans – Expansion through Organic Growth and Acquisitions – Strategic Alliances”.
●	Focus on Customer Success: We will continue to deliver what we believe to be exceptional customer service which prioritizes clients’ needs and provides ongoing support. We will continue to build what we believe to be are strong relationships with FIs to foster loyalty and create a competitive advantage as discussed in “Business – Competitive Strengths - Strong partnerships and client relationships”.
●	Superior Technology: We aim to continuously innovate and refine the RTP solutions leveraging the AI-RTE to offer what we believe to be unmatched functionality, security, and efficiency as discussed in the sections “Business – Our Solutions and Services – Professional Services – Payment System Services” and “Business – Our Strategies and Future Plans - Product Improvement and Expansion through Research and Development”.

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●

Competitive Pricing: We aim to develop a cost-effective pricing model that undercuts competitors, attracting budget conscious FIs as discussed in the section “Business – Competitive Strengths – Competitively priced solutions”.

●

Strategic Marketing: We plan to implement targeted marketing campaigns that highlight our Group’s unique advantages over competitors, focusing on the benefits for FIs as discussed in the section “Business – Our Strategies and Future Plans - Expansion Through Organic Growth and Acquisitions - Organic Growth into Market Segment”.

●

Targeted Acquisitions: We plan to consider strategic acquisitions of smaller regional players to gain market share and expertise as discussed in the section “Business – Our Strategies and Future Plans - Expansion Through Organic Growth and Acquisitions - Acquisition Opportunities”.

●

Open-Source Collaboration/Industry Advocacy: We plan to contribute to open-source RTP initiatives to gain industry recognition and build a strong developer community. We hope to continue to contribute to industry discussion and regulatory forums, further solidifying what we believe to be is our position as a thought leader in the RTP space as discussed in “Business – Our Strategies and Future Plans - Expansion Through Organic Growth and Acquisitions - Organic Growth into Market Segment”.

Geographic Expansion

We intend to establish ourselves as an international player in the digital payments industry by providing RTP solutions and other digital solutions to provide clients with a one-stop shop for their digital and payment needs. While our operations are currently focused on Singapore, Brunei, and Cambodia, we have identified the United States and Republic of Korea as target markets for expansion, in addition to markets across Southeast Asia that we do not currently operate in.

We have identified the United States as a target market for expansion given the upcoming transition of the Federal Reserve Bank’s Fedwire Funds Service to the ISO 20022 messaging format on March 10, 2025. Given what we believe is our expertise in ISO 20022, discussed below in the section “Business – Our Strategies and Future Plans – Expansion Through Organic Growth and Acquisitions – Organic Growth into Market Segment”, we intend to expand into this market during this transitional period and support FIs in achieving seamless connectivity. We have successfully passed the Federal Reserve’s MyStandards required criteria and have been appointed a Senior Relationship Manager from the Federal Reserve to provide guidance, technical support, and compliance expertise to TechCreate, ensuring the smooth integration of our products and services with the Federal Reserve Bank’s policies and systems. We remain engaged in discussions with the Federal Reserve Bank regarding the necessary procedures and steps to facilitate this transition.

We have identified the Republic of Korea as another target market as we are acutely aware of the heightened importance of cybersecurity, given the geopolitical climate in the region. We believe that while businesses in the Republic of Korea have historically relied on domestic cybersecurity products, we have observed a shift with South Korean businesses beginning to explore foreign cybersecurity solutions as well, for additional layers of protection. Recognizing what we believe are these unique security needs, we are actively collaborating with what we believe are leading cybersecurity providers from the United States and Europe to bolster cybersecurity infrastructure in the Republic of Korea which help us to offer security solutions tailored to the needs of the South Korean market, strengthening cybersecurity infrastructure while complementing domestic cybersecurity products.

We intend to strategically expand into neighboring Southeast Asian countries by conducting market research to identify countries with emerging RTP initiatives, adapting our existing solutions to fit the specific requirements of each new market, and leveraging our regional expertise to establish ourselves as a trusted partner for FIs across Southeast Asia.

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Product Improvement and Expansion through Research and Development

We intend to invest in our research and development efforts to enhance our proprietary AI-RTE and develop a comprehensive suite of RTP solutions. In terms of enhancing the AI-RTE, we plan to utilize the proprietary AI-RTE to offer enhanced features such as:

●	Real-time fraud detection and prevention to minimize financial risks for FIs and their customers.
●	Predictive analytics to optimize transaction processing for improved efficiency and scalability.
●	Data-driven insights to help FIs tailor their RTP offerings to meet evolving customer needs.
●	Risk scoring and identity verification to streamline onboarding and enhance overall security.
●	Additional data privacy and security enhancements, like federated learning, to ensure users’ data privacy within the AI-RTE.

In terms of expanding our current suite of digital solutions, we plan to develop and offer the following:

●	Regulatory compliance support to help FIs navigate the complexities of evolving RTP regulations.
●	Customer onboarding and training solutions to streamline the integration process for FIs.
●	Data analytics and reporting tools to provide FIs with valuable insights into their RTP transactions.

In particular, our Group plans to capitalize on open banking, the practice that allows third-party providers to access and use consumer financial data through APIs, to expand our suite of innovative solutions that enable secure and efficient RTP within FIs’ existing software infrastructure. We will capitalize on open banking by:

●	Developing solutions that leverage open banking APIs to enable RTPs within existing FI ecosystems.
●	Partnering with FIs to ensure compliance with evolving open banking regulations.
●	Positioning ourselves as a leader in this transformative technology shift.

In order to realize our research and development goals, we plan on recruiting experienced AI engineers, data scientists, and machine learning specialists to drive innovation of our AI-RTE; investing in high-performance computing infrastructure to support the training and development of complex AI models; acquiring high quality data sets for training AI algorithms and implementing robust data management practices; and conducting regular security audits as well as pursuing industry-recognized security certifications to ensure the highest level of security within the AI-RTE.

Expansion Through Organic Growth and Acquisitions

Organic Growth into Market Segment

As discussed above, we intend to grow our portfolio of clientele through our specialization in RTP and marketing strategies to increase the number of FI clients we have.

We believe we are a key player in Southeast Asia in the RTP space and through such, we believe we have been able to influence global change in ISO 20022 by participating in the Global ISO TC68 Financial Services Plenary Meeting. We believe our strong understanding of ISO 20022 implementation is crucial to our success as ISO 20022 is an international standard for electronic data exchange between financial institutions. It defines a common language for financial messaging, covering areas such as domestic and international payments, securities trading and settlement, credit and debit card transactions, and trade finance. Through implementation of ISO 20022, financial institutions achieve greater standardization (reducing errors and multiple formats), improve efficiency by streamlining communication and reducing processing times, increase transparency as ISO 20022 provides richer and more structured data, and reduce costs as data exchange is simplified.1 We believe our Company’s involvement in drafting the ISO 20022 Standards deepened our expertise in the implementation of and compliance with the standard, allowed us to participate in shaping the future of financial messaging, as well as positioned us as thought leaders with expertise in financial messaging. We believe all of which, in turn, help us to provide our clients with expert knowledge on how to navigate the new ISO 20022 Standards. We envisage our ISO 20022 expertise to continue to facilitate our organic growth through cementing our position as a key player in the RTP space and continued participation in the development of global standards in turn, developing our network of partners and clients.

With regard to marketing strategies, we plan on strategically positioning ourselves in the United States market as a payment solution provider with expertise in ISO 20022 that is able to provide comprehensive support to FIs in response to the Federal Reserve’s mandated ISO 20022 compliance for all FIs, which includes over 10,000 community banks and credit unions in the United States.2 We believe our extensive experience and expertise in ISO 20022 implementation provides a significant advantage to us when marketing ourselves, particularly with smaller FIs that may face challenges navigating these new requirements. Given the size of this market and the impending compliance deadlines as discussed above in the section “Business – Our Strategies and Future Plans – Geographic Expansion”, we will be focusing our marketing efforts on the United States market. This aligns with our broader strategy to establish a more significant foothold in the region and tackle the opportunities presented by ISO 20022 compliance as discussed above in the section “Business – Our Strategies and Future Plans – Geographic Expansion”.

1 https://www.iso20022.org/about-iso-20022

2 https://www.frbservices.org/resources/financial-services/wires/iso-20022-implementation-center

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In connection with the above, we plan to focus on targeted marketing campaigns that target FIs and which emphasize that compliance not only ensures regulatory adherence but also offers an opportunity to modernize FI’s payment infrastructures should they engage TechCreate for their ISO 20022 compliance needs. We hope that by highlighting our track record and success with previous ISO 20022 implementations, we will showcase TechCreate as the ideal partner for seamless migration to ISO 20022. In addition to our compliance solutions, we plan to offer bundled service offerings that include cybersecurity solutions and real-time data integration, presenting ourselves as a one-stop shop solution provider for FIs looking to future-proof their systems. Additionally, we believe our continued participation in key industry events and conferences, particularly those focused on Federal Reserve regulations, will further solidify our presence and expertise, positioning TechCreate at the forefront of ISO 20022 adoption. We aim to further emphasize in our marketing messaging that our comprehensive approach can assist clients with meeting regulatory demands and simultaneously gaining a competitive edge in the evolving financial landscape by future proofing their systems.

Strategic Alliances

The Company intends to devote resources to partnering with disruptive FinTech players to offer a comprehensive RTP ecosystem. We believe this will allow the Group to further expand our product portfolio beyond core integrations to encompass fraud detection, financial management tools, and other value-added services as well as leverage the agility and innovation of FinTech startups to remain at the forefront of the industry. In order to achieve such, we will focus on the following:

●	Collaboration and Knowledge Sharing: We plan to establish clear communication channels between our Group and its strategic alliance partners, to foster knowledge sharing and cross-pollination of ideas. We believe this can lead to the development of innovative solutions that leverage the combined expertise of all parties.
●	Joint Marketing and Sales Initiatives: We plan to partner with strategic alliance partners to develop co-branded marketing campaigns that target specific client segments. We believe this can significantly expand our Group’s reach and generate new leads.
●	Cross-Selling and Up-Selling Opportunities: We aim to identify opportunities to cross-sell or up-sell complementary services offered by our Group and its partners. For example, our Group’s information technology integration services can be bundled with fraud detection tools offered by a FinTech partner.

Acquisition Opportunities

We also intend to pursue suitable inorganic growth opportunities such as acquisitions and joint ventures to expand our suite of solutions in the payments and digital solutions space. For example, potential acquisition or strategic investment targets may include: (1) companies with deep technical capabilities in artificial intelligence (2) companies which provide digital payments services or RTP solutions, (3) companies that TechCreate can vertically or horizontally integrate with to bring more value to FIs and (4) distributors of technology in the payments, cybersecurity, or digital solutions space. We may also acquire or partner with companies that provide complementary services in new markets segments such as those described above. We believe that building up a comprehensive suite of payments and digital solutions technologies will enable us to maintain our competitive edge and attract financial institutions to select us for their payment and digital solution needs.

Build Recurring Revenue Streams

Our Group intends to cultivate strong client relationships with a focus on recurring revenue streams through value-added services and ongoing support following the initial provision of our professional services. We plan to cultivate long-term client relationships with a focus on recurring revenue by:

●	Implementing a robust Customer Success Management program to foster client satisfaction and retention.
●	Developing a portfolio of value-added services that address evolving client needs and drive ongoing revenue streams.
●	Providing ongoing support and maintenance to aid with seamless operation of RTP solutions.

In doing so, we hope to achieve sustainable profitability through a combination of upfront integration fees and recurring revenue streams.

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Contribute to Industry Transformation

The payments industry is rapidly transforming due to the increasing complexity of transaction banking operations, widespread digital transformation and adoption of emerging technologies, a demand for RTP solutions, and an increased focus on customer experience as discussed in the section “Industry Overview – Overview of transaction banking payment service middleware market in Southeast Asia - Market drivers of transaction banking payment service middleware market in Southeast Asia”.

Despite the advancements led by major players such as FIS, ACI Worldwide, Inc, and Finastra Group Holdings Limited, we believe we have identified a critical gap in the market—a lack of a singular, AI-powered RTE that seamlessly integrates cutting-edge technologies to tackle evolving challenges in transaction banking. We believe that most competitors focus on modular solutions, whereas our RTE aims to consolidates speed, scalability, and security into a unified, AI-driven framework, designed to address operational pain points that we believe were previously unsolvable.

We believe our RTE is poised to redefine how financial institutions and businesses operate in the digital economy. By leveraging advanced AI algorithms, real-time data processing, and robust cybersecurity measures, we believe our solution offers unparalleled agility and reliability. We believe that unlike traditional middleware, which often requires extensive integration across disparate systems, our RTE is designed to deliver end-to-end functionality with minimal deployment friction, making it highly adaptable to a variety of transaction environments.

As the payments industry evolves, we hope that our RTE will set a new benchmark for operational efficiency and innovation, empowering financial institutions to navigate the demands of real-time digital transformation with confidence and ease.

We believe our RTE and Real Time Payment services contribute to industry transformation in the following ways:

●	Empowering Financial Institutions: We believe the RTE enables financial institutions to process high volumes of transactions with minimal latency, ensuring seamless customer experiences even during peak periods. We believe its advanced analytics and predictive capabilities empower institutions to make data-driven decisions in real-time, driving operational efficiency and enhancing customer satisfaction.
●	Driving Digital Transformation: We believe our RTE supports a broad spectrum of use cases, including ISO20022-compliant payment processing, instant cross-border transactions, and real-time fraud detection. We believe these capabilities are instrumental in accelerating the digital transformation journeys of our clients, positioning them at the forefront of the digital economy.
●	Enhancing Financial Inclusion: We believe that by enabling faster and more cost-effective payment solutions, our RTE supports financial inclusion initiatives across ASEAN and beyond. We believe it helps underserved populations gain access to secure, RTP services, fostering economic growth and stability in emerging markets.
●	Industry Leadership and Innovation: Our RTE represents our Group’s commitment to driving innovation within the financial services and digital payments industries. We believe it sets a new benchmark for operational excellence, demonstrating the potential of real-time technology to not only meet but exceed industry standards and regulatory requirements.

Therefore, we view our RTE as not just a technological advancement but a catalyst for systemic change. By bridging the gap between traditional financial systems and next-generation digital infrastructures, we believe it empowers our clients to achieve unprecedented levels of agility, efficiency, and resilience. As the financial landscape continues to evolve, we hope that our RTE will play a pivotal role in shaping the future of payments, fostering greater collaboration, and unlocking new opportunities for businesses worldwide.

Moreover, our Group plans to contribute to regional expertise and expand our presence in the RTP integration space by:

●	Developing a dedicated Center of Excellence for each system, fostering in-depth knowledge.
●	Standardizing and optimizing integration processes for maximum efficiency.
●	Investing in industry certifications and thought leadership initiatives.
●	Actively participating in and contributing to industry discussions on RTP.

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OUR OPERATIONS

As our primary core business is the provision of professional services with the sale of software licenses, maintenance licenses, and hardware flowing from the primary core business, our operational process and project delivery framework are designed primarily for the provision of professional services but apply and are adapted on a case-by-case basis to all three of our core business areas. Our Group’s operational process, is as follows:

1.	Project Tender

Although each project tender process is different, given the niche industry we operate in, our standard project tender process is as follows:

●	Prospecting and Lead Generation: We identify potential customers who could benefit from our software. This involves market research, creating buyer personas, and utilizing lead generation techniques like content marketing, social selling, or attending industry events.
●	Lead Qualification: We qualify leads by assessing their Budget, Authority, Need, and Timeline (BANT) to ensure they are a good fit for our product and have the decision-making power.
●	Presentation and Demonstration: We showcase the value proposition of our software and solutions. We tailor our presentation to address the prospect’s specific pain points and how our product solves them.
●	Objection Handling: We address prospects questions and concerns by providing clear explanations, data-driven ROI (Return on Investment) metrics, and success stories from similar clients.
●	Negotiation and Closing: We negotiate pricing and terms that are beneficial to both parties. We enter into the Master Services Agreement with input from the Project Management Office on the high-level schedule and estimated manpower required.
●	Onboarding and Customer Success: We facilitate a smooth onboarding process for the new customer and provide ongoing support to maximize their success with our software.

2.	Project Management

Once a tender is awarded, the project management office runs through the contract to understand its scope, budget, and schedule, amongst other things. The project management office then prepares for the project’s kick-off, sets-up the project team and organizes the kick-off meeting. Project planning, execution, tracking, monitoring begins and are based on the project delivery framework. This involves monthly project reporting. When the project has been executed, we include it in the project documentation depository as an organization asset.

3.	Project After-Sales Support

Once the project has been completed, it is passed to the after-sales support team to provide continued on-going support to the system and client. After-sales support includes the implementation of new patches and system upgrades as well as incident management and escalation. The after-sales support team also provides support services in accordance with the service level agreement entered into. Once the project is ended, the project will be purged from our support activity workstream.

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Our Group’s project delivery framework is as follows:

1.	Project Initiation

In the initial stages of the project, we draft the commercial contracts that will be involved as well as clarify our scope of work. We also draft the stakeholders register, a list that identifies all parties who have an interest or influence in or over the project as well as their desired outcomes, role, and responsibilities. This helps project teams keep track of parties who need to be kept informed, as well as manage their expectations, and we aim to ensure their concerns are addressed throughout the project’s life.

2.	Project Planning

In the planning stage of the project, we come up with a requirement workshop plan and project management plan. The latter includes documenting risks, change requests, as well as quality and communication management systems we will put in place for the project. It is at this stage that the functional and technical specifications of the project will also be decided. Following such, we produce a work breakdown structure and a detailed project timeline. The project team is also set-up and moves on to test the strategy and plan.

3.	Project Execution

In the execution phase of the project, the project team develops the solution(s) required. This involves setting up and configuring such solutions to our clients’ networks and conducting System Integration Testing (“SIT”) and User Acceptance Testing (“UAT”). During this phase, the project team keeps a risk, change request and issue log. Upon milestone sign-off, the project moves into its next phase.

4.	Project Monitoring and Control

During the project monitoring and control phase, we track issues and risks as well as handover the solution implemented. We also work with our clients to monitor the status of the project when implemented. At this stage, the client will verify and accept the deliverables.

5.	Project Closure

At project closure, we will deliver the project closure report to our clients, make final delivery of the solution, and bill our clients in accordance with the master service agreements (the “Master Service Agreements”) entered into. Internally, we conduct project post-mortems to go over any lessons learnt over the course of the project.

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OUR CONTRACTS AND PORTFOLIO

We typically enter into Master Service Agreements with our clients. Our Master Service Agreements ordinarily take into account the entire suite of services and solutions that we provide to clients, and this may include the provision of professional services such as technology consultancy and digital solutions; as well as the sale of software and maintenance licenses and hardware, if required, as part of our bespoke solutions for the client. Therefore, depending on the client’s requirements, we may charge our clients for the provision of professional services, sale of software and maintenance licenses and/or the sale of hardware.

Our Master Service Agreements typically include the following terms:

Payment terms.

●	We typically list the payment term, which is normally 30 days.

Service/Solution.

●	We typically list our reference for the solution, service, and price.

Milestones

●	We typically state the expected service milestones and phases.

Term of the agreement.

●	We typically state the expected term of the agreement.

QUALITY ASSURANCE

As a technology consultancy and advanced software solution provider, we believe quality assurance is a core component of our service delivery process. For our software solutions, we believe that we undertake a rigorous SIT phase to check that all systems and components are working together as expected. Following this, we proceed with UAT in collaboration with our customers. This phase is where we check that the final product meets the specific needs and expectations of the client and that all functionalities are operational before the solution goes live.

For our hardware solutions, we implement what we believe are stringent testing protocols at various stages of procurement and delivery to check that the products meet both our internal standards and the client’s specifications. These include verifying product quality, functionality, and compatibility with our software solutions.

Furthermore, we engage in continuous monitoring and post-deployment support as we strive to promptly address any issues. We believe these measures are designed to not only meet but exceed client expectations, ensuring long-term reliability and satisfaction with both our software and hardware solutions.

For example, depending on the nature of the solutions and services provided and the Master Service Agreement entered into with any given client, we provide service level software support following implementation and handover of our solutions and services. The type of support provided is categorized into three levels, Level 1, Level 2 and Level 3 software support. The type of required support arrangement that may be requested has been categorized into the abovementioned three levels, below:

Level 1 Software Support:

●	First Point of Contact: Level 1 support is the initial help for users with software issues. They handle basic problems and simple troubleshooting.
●	Account and Password Help: Assisting with password resets, unlocking accounts, and login issues.
●	Basic Software Support: Helping users with common software issues, such as installation, setup, and basic functionality.
●	Application Support: Providing guidance on navigating software interfaces and resolving minor errors.
●	Logging and Escalation: Documenting issues and escalating more complex problems to Level 2 support.

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Level 2 Software Support:

●	Advanced Troubleshooting: Level 2 handles more complex software issues that Level 1 cannot resolve.
●	Software Configuration: Managing advanced settings and custom configurations within the software.
●	Bug Fixes and Compatibility: Addressing software bugs, compatibility issues, and more involved application errors.
●	User Training: Offering guidance on advanced features and creating helpful documentation for users.
●	Incident Resolution: Ensuring that escalated software issues are resolved quickly and effectively.

Level 3 Software Support:

●	Expert Problem Solving: Level 3 deals with the most complex software issues, often involving in-depth technical analysis.
●	Custom Software Development: Working on customizations, developing patches, and implementing advanced features.
●	System Integration: Managing the integration of software with other systems and ensuring seamless operation.
●	Security and Compliance: Handling software security issues and ensuring compliance with industry standards.
●	Performance Optimization: Enhancing software performance and resolving any underlying technical challenges.
●	Collaboration with Development Teams: Working closely with developers to fix deep-rooted issues and add new functionalities.

Generally, if the requested support falls within Levels 1 and 2, this would be performed by the commercial partner, the customer or the local partner as the software issues in Levels 1 and 2 are easily resolved, while Level 3 is more challenging. In the event that Level 3 support is required, the Company will provide this support due to the more complex nature of the problem. We believe our support categorizations and system allow our customers receive the support they require from us in a time and cost-efficient manner. This support system acts as one of our Quality Assurance measures post-implementation for our various solutions and services.

MAJOR CUSTOMERS

Our major customers which accounted for 5.0% or more of our total revenue for FY 2023 and/or FY 2024 are as follows:

Customer	Services/products provided	Percentage of total revenue
		FY 2023	FY 2024
Customer A - Cambodia financial institution	HIWARE (NETAND), Trellix and Nutanix	35%	34%
Customer B - Brunei telecommunications company	RTE – Payments & eKYC	25%	23%
Customer C – Singapore insurance corporation	RTE – Payments (Compensation Payment System)	11%	19%
Customer D - Cambodia system integration company	Advance Threat Intelligent (ATI) and Trellix	4%	11%

The general material terms of our agreements with our major customers are largely structured around service agreements, performance-based pricing models, and renewal terms that are based on mutual consent. Each of these agreements have provisions for termination, generally allowing either party to terminate with prior notice, ensuring flexibility in maintaining our customer relationships.

Although our business relies on a select group of key customers for a significant portion of our revenue, we believe that this concentration should be viewed in the context of our overall business strategy, which emphasizes strong, long-term partnerships and repeat business. As such, we believe the risk associated with dependence on a limited number of customers is mitigated by our ongoing efforts to diversify our customer base and foster continuous collaboration with existing partners. Furthermore, we work diligently to maintain mutually beneficial relationships that are highly valued by both parties, which we believe fosters sustainability despite the concentration of revenue from a few customers. A brief summary of the material terms with our major customers are set out below:

(1)	In relation to Customer A:

i.	Material Agreement 1
(a)	The term of the agreement lasted for 1 year, from August 31, 2023 to August 30, 2024;

(b)	Termination may occur under the following circumstances:

a.	with 30 days written notice;

b.	failure to fulfil the obligations of the agreement;

c.	in the event of force majeure; or

d.	any breaches of the agreement or law which results in harm to the reputation of the other party; and

(c)

Diginius Private Limited shall be liable to compensate Customer A in the event that there is a delay in the performance of service that has been agreed upon, that is caused solely by Diginius Private Limited.

ii.	Material Agreement 2

(a)	The term of the agreement is undefined, commencing from April 26, 2024, and continuing in full force and effect until the disclosure or receipt of all confidential information to the parties to the Agreement including any and all data, information, documents, materials, and other information of whatsoever nature not generally known to public;

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(b)	Termination may occur under the following circumstances:

a.	with 30 days written notice;

b.	failure to fulfil the obligations of the agreement;

c.	delay in the delivery and/or implementation of services not due to natural disasters for more than 15 days; or

d.	any breaches of the agreement or law which results in harm to the interest or reputation of the other party;

(c)

TechCreate Solution Private Limited shall be liable to compensate Customer A 0.5% of license or service price per day of delay, up to a maximum of 15% in the event that there is a delay in the performance of service that has been agreed upon, that is caused solely by TechCreate Solution Private Limited;

(d)	TechCreate Solution Private Limited shall be liable to compensate Customer A 15% of the agreed amount in the event that there is a delay in the performance of service that has been agreed upon by more than 15 days, that is caused solely by TechCreate Solution Private Limited;

(e)	TechCreate Solution Private Limited shall be liable to compensate Customer A 5% of the agreed amount per day of delay in the event that TechCreate Solution Private Limited cannot provide support on site or remotely more than 10 days after being notified by Customer A;

(f)	TechCreate Solution Private limited shall be liable to compensate Customer A 100% of the service items price, and an additional 10% of the agreed amount in the event that TechCreate Solution Private Limited does not comply with the supplier warranties in the agreement;

(g)	TechCreate Solution Private Limited shall indemnify Customer A against any action, claim, damages, charges, and cost that the court or an arbitration tribunal finally awards or arising from or incurred by reason of any infringement or use of patents, copyrights, trade secrets or other proprietary rights of the software supplied by TechCreate Solution Private Limited;

(h)	In the event that either party to the agreement does not comply with any term of the agreement, the other party reserves the right to terminate the agreement, and the breaching party must pay the other party an additional 10% of the agreed amount. Additionally, TechCreate Solution Private Limited must refund amounts paid back to Customer A; and

(i)	In the event that either party terminates the agreement without complying with the provisions to notify the other party, the breaching party shall pay compensation of 10% of the products not delivered yet, and TechCreate Solution Private Limited must refund amounts paid back to Customer A.

iii.	Material Agreement 3

(a)	Save for the effective date of the agreement which commences on May 23, 2024, the material terms of Material Agreement 3 (including the term of this agreement) are the same as that of Material Agreement 2.

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(2)	In relation to Customer B:

(a)	The initial term of the agreement shall be for 5 years commencing on May 14, 2020. Thereafter, upon serving notice at least 90 days before the expiration of the term, parties may extend the term for a period of 5 years at the expiry of the initial term and each further term;

(b)	TechCreate Solution Private Limited is appointed as the non-exclusive supplier of any of the hardware, software, services and/ or systems to Customer B, and Customer B may sell or resell any part of the hardware or software supplied by TechCreate Solution Private Limited;

(c)	Termination may occur under the following circumstances:

a.	breach of any provision that fails to be cured within 14 days of receiving the notice of breach, or in Customer B’s reasonable opinion the breach cannot be cured;

b.	failure to achieve the agreed upon milestones by the timeline stipulated;

c.	any change of control of TechCreate Solution Private Limited;

d.	any sale of 20% or more of TechCreate Solution Private Limited’s assets;

e.	the deterioration of TechCreate Solution Private Limited’s financial position that in Customer B’s sole discretion TechCreate Solution Private Limited will not be able to perform its obligations;

f.	any insolvency event as agreed by parties that TechCreate Solution Private Limited suffers from;

g.	any service interruptions caused by TechCreate Solution Private Limited,

h.	a force majeure event that lasts for more than 120 days; or

i.	or with 40 days written notice;

(d)	TechCreate Solution Private Limited must maintain the minimum insurance requirements set out in the agreement, and must ensure that any subcontractor is insured against all liabilities that the subcontractor is required to insure against pursuant to any applicable law;

(e)	Customer B, to the extent permitted by the law, will only be liable up to a maximum of 10% of the fees due and owing under the statement of work, and expressly excludes (i) all express or implied representations, conditions, warranties, and provisions whether based in any law or otherwise that relates to the agreement but which are not contained in the agreement, and (ii) all liability arising under or in connection with this agreement for special, indirect, incidental, consequential, or punitive damages, and damages for economic loss, loss or profits, revenue, clients, bargain, goodwill, anticipated savings, use of products or equipment, software, data, or management time; and

(f)	TechCreate Solution Private Limited may not assign or novate under the agreement to any third party without the prior written consent of Customer B, however, Customer B may assign or novate this agreement or otherwise deal with the benefit or right under it.

(3)	In relation to Customer C:

(a)	The term of this agreement shall be from December 2, 2021 to March 27, 2027, unless otherwise earlier terminated by either party in accordance with the termination provision;

(b)	Termination may occur under the following circumstances:

a.	with 30 days written notice;

b.	upon delivery of a written notice of termination in the event of any criminal conviction of TechCreate Solution Private Limited which at the discretion of Customer C affects their business; or

c.	any breach of a provision by TechCreate Solution Private Limited that fails to be cured within 21 days of written notice;

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(c)	TechCreate Solution Private Limited shall provide Customer C with the intellectual property rights and all other rights in the products of the services, with full title guarantee free from all third party rights even if TechCreate Solution Private Limited has to procure any such agreement from a third party at its own cost;

(d)	TechCreate Solution Private Limited shall indemnify Customer C, for a period of 24 months after the system is decommissioned or Customer C ceases to procure maintenance support from TechCreate Solution Private Limited, for all liabilities, costs, proceedings, damages, and expenses, awarded against, or incurred by Customer C in relation to any service that was provided in breach of the agreement, due to negligent performance, or due to failure or delay in performance of the agreement;

(e)	TechCreate Solution Private Limited shall be liable for all taxes and other statutory charges arising in connection to any payments made to TechCreate Solution Private Limited, and shall reimburse and indemnify Customer C for any amount paid on behalf of TechCreate Solution Private Limited as may be required by law, as well as any costs and expenses incurred in connection therewith; and

(f)	None of the parties hereto may assign or transfer its rights or obligations under the agreement to any third party without the prior written consent of the other parties.

(4)	In relation to Customer D:

(a)	The term of this agreement lasted for 1 year, from September 29, 2023 to September 28, 2024.

(b)	As the agreement between Diginius Private Limited and Customer D comprised only an authorization letter, quotation, and purchase order, being a resale of cybersecurity software transaction with other commercial and legal terms entered into between Customer D and the cybersecurity software principal, there are no other material terms that governed the agreement between Customer D and Diginius Private Limited.

Although, as of the date of this Prospectus our business relies on a select group of key customers for a significant portion of our revenue, we believe that this concentration should be viewed in the context of our overall business strategy, which emphasizes strong, long-term partnerships and repeat business. As such, we believe the risk associated with dependence on a limited number of customers may be mitigated by our ongoing efforts to diversify our customer base and foster continuous collaboration with existing partners. Furthermore, we work diligently to maintain mutually beneficial relationships that are highly valued by both parties, which we believe fosters sustainability despite the concentration of revenue from a few customers.

As at the date of this Prospectus, none of the Directors or major shareholders of our Company or their respective associates has any interest, direct or indirect, in any of our customers. None of our major customers have any personal relationship with the Directors or major shareholders of our Company which would influence the award of these contracts.

MAJOR SUPPLIERS

Our major suppliers (including sub-contractors) which accounted for 5.0% or more of our Group’s total cost of revenue for FY 2023 and/or FY 2024 are as follows:

		Percentage of total cost of revenue
Supplier	Solution provided	FY 2023	FY 2024
Supplier A – Cloud-based technology solutions company	Hardware, Service Support and Maintenance	23%	12%
Supplier B – Company that sells and supports the implementation and operation of Cybersecurity products and cloud services	Software & License	17%	4%
Supplier C – Technology company specialized in cryptography	License & Support	12%	4%
Supplier D - Leader in biometrics and cryptography	Service Support and Maintenance	0%	8%
Supplier E - Cybersecurity company that provides Trellix-based cyber security solutions	Service Support and Maintenance	0%	13%

Our purchasing decisions are based on individual, transaction-based purchase orders and annual licensing agreements, rather than long-term, binding commitments, and the suppliers do not have any minimum purchase commitments under such agreements. This flexible approach allows us to maintain operational agility and respond to shifting business needs without being locked into predetermined purchase volumes. Consequently, our suppliers are not contractually obliged to fulfill a fixed minimum level of business from us.

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As at the date of this Prospectus, none of the Directors or major shareholders of our Company or their respective associates has any interest, direct or indirect, in any of our major suppliers.

COMPETITION

We operate in a competitive environment and face competition from new and existing competitors based in Singapore and elsewhere. With regard to our primary core business, the provision of professional services and in particular, our Payment System Engine services (and any related software license and maintenance license sales), we believe that our primary competitors are payments software companies serving financial institutions in Southeast Asia such as Network for Electronic Transfers (Singapore) Pte Ltd. (“NETS”), Payments Network Malaysia Sdn Bhd (“PayNet”), 2C2P Pte. Ltd., and PayMate India Limited. These payments software companies operate in a similar space and offer software development as a service as well. We believe our competitors’ advantages include robust infrastructure, extensive global reach, and established reputations within the financial services industry. We believe their solutions are comprehensive and have been adopted by many leading financial institutions due to their reliability, scalability, and compliance with international standards. We believe our competitive edge comes from our positioning as a holistic payments, cybersecurity, and digitalization service provider with what we believe to be deep regional expertise in RTP systems such as FAST, PayNow, and DuitNow. We believe we differentiate ourselves by offering holistic solutions that integrate seamlessly with emerging technologies and prioritize flexibility over rigidity. Through strategic partnerships with innovative solution providers, we believe we address specific gaps that legacy systems often overlook, such as what we believe to be, faster implementation cycles, customizable features, and enhanced cost-efficiency tailored to the needs of evolving markets. Further, we believe our proprietary AI-RTE has the potential to offer faster, more secure, and more efficient RTP integrations compared to our competitors. We believe our competitive edge also lies in our agility and innovative capabilities in responding to market changes as a challenger brand as opposed to more established payments software companies.

Globally, we believe major software companies such as ACI Worldwide, Inc, Fidelity National Information Services, Inc., and Finastra Group Holdings Limited to be our potential competition. While we believe ACI Worldwide, Inc, Fidelity National Information Services, Inc., and Finastra Group Holdings Limited deliver well-established systems, we believe our approach emphasizes agility and scalability, empowering financial institutions to adapt quickly to shifting demands and emerging trends. Moreover, we believe our deep expertise in e.g., ISO20022 compliance, AI-driven analytics, and partnering with next-generation cybersecurity partners facilitates future-readiness for our clients. Therefore, we believe that our holistic solutions, made possible through partnerships with other solutions providers, present a strong alternative to the existing competition.

COMPETITIVE STRENGTHS

As discussed in the sections titled “Business – Our Solutions and Services” and “Business – Our Strategies and Future Plans”, our Group’s focus is on the provision of professional services and in particular, our Payment System Engine services (and any related software license and maintenance license sales). Accordingly, we believe that our competitive strengths are specific to our operations and expertise in Payment System Engine services. Our main competitive strengths are as follows:

We believe we have expertise in RTP with an established track record

We believe our Group has deep expertise and specialization in RTP. We believe our focus on fast, secure payment solutions like RTP similar to that utilized in FAST, PayNow, and DuitNow, Payment Orchestrator, Payment Hubg/Payment Switch position us strategically within the growing Southeast Asian RTP market. Having implemented RTP solutions for various financial institutions in Southeast Asia, we believe we have extensive experience in and a comprehensive understanding of regional payment systems.

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We believe our regional experience and expertise in payment systems has led to our position as a thought leader in the industry. We have participated in ISO 20022 RMG, Payment Segment and through such participation, have been given the opportunity to shape the future of global RTP standards. This collaboration with central banks, financial institutions and various governments helps us to keep abreast with the ever-changing digital payments landscape. We believe our position in the industry has been further cemented through our leadership role as Chairman in the Infocomm Media Development Authority’s eFinancial Services Technical Committee (eFSTC). We believe our strong relationships with regulatory bodies solidify our reputation as a trusted authority in the RTP landscape in Southeast Asia. Moreover, we were responsible for the drafting of the Singapore ISO 20022 Interbank Clearing and Settlement Message Definition as well as the Singapore Standard for ISO 20022 Corporate-to-Bank Payment Initiation and Payment Status (SS611). We believe our exposure and involvement to and with regulatory bodies means we are able to anticipate regulatory and market changes and adhere to continued compliance.

Development of a proprietary RTE for optimized RTP

We believe our proprietary AI-RTE has the potential to offer faster, more secure, and more efficient RTP integrations compared to competitors. As a result, we believe we are able to enable cost-effective integrations for financial institutions seeking to adopt RTP. Moreover, we believe the AI-RTE also offers enhanced security and fraud prevention capabilities through AI-powered anomaly detection as well as optimized transaction processing for improved efficiency and scalability.

Emerging economies market

We believe the RTP market in Southeast Asia is experiencing rapid growth, driven by government initiatives to promote cashless economies, smartphone adoption, and increasing e-commerce activity. According to the industry report issued by Frost & Sullivan, the market size of transaction banking payment service middleware market in the U.S., in terms of revenue, reached USD10.7 billion in 2023, growing from USD8.0 billion in 2019 at a CAGR of 7.6% from 2019 to 2023, and is expected to reach USD14.5 billion in 2028 at a CAGR of 6.4%. Comparably, we believe the market in Southeast Asia has a huge growth potential with a faster growth rate. The market size of transaction banking payment service middleware market in Southeast Asia, in terms of revenue, reached USD3.4 billion in 2023, growing from USD1.7 billion in 2019 at a CAGR of 19.6% from 2019 to 2023, and is expected to reach USD9.4 billion in 2028 at a CAGR of 22.3% from 2023 to 2028. We believe this trend presents a significant opportunity for us and creates a favorable sales environment for our Group.

Agility and efficiency in adapting to change

We believe our Group’s smaller size and focused specialization, relative to established industry players such as FIDELITY NATIONAL INFORMATION SERVICES, INC., Finastra Group Holdings Limited, Vocalink Holdings Limited, and ACI give us the ability to quickly adapt to change in the industry space and make and implement important decisions at a faster pace. We believe this agility can translate to reduced development costs given our streamlined development processes. Further, we believe our focus on innovation means we are primed to adapt to industry and market changes, and our size enables us to move with the requisite speed to stay future-ready.

Strong partnerships and client relationships

Our Group has established partnerships with distributors of digital solutions, allowing us to provide our customers with what we believe to be comprehensive, bespoke solutions. We believe this allows us to offer a larger number of solutions and makes us a “one-stop-shop” solutions provider, distributing cybersecurity and digital solution products not otherwise available in Southeast Asia. We believe our collaboration with complementary industry players allows us to expand our reach and product offerings without the burden and cost of developing all of our solutions in-house. We believe this also allows for faster market entry and the possibility of capturing greater market share in a more efficient manner, as we believe we are able to distribute niche products not widely available in Southeast Asia and meet demand for advanced security solutions. Thus, we believe these partnerships also allow us to leverage on the complementary expertise of our partners and leverage partner knowledge to enhance our security offerings.

Our Group prides itself on cultivating and maintaining strong client relationships. We believe financial institutions consistently choose our Group as their trusted payment solutions partner due to our unwavering commitment to cutting-edge technology, superior customer service, and scalable solutions. We believe our platform is not only innovative and cost-effective but also robust and reliable, which often seamlessly integrates with our clients’ core systems. Given the significant impact that changes to these systems can have, we believe financial institutions are generally reluctant to switch solutions unless the existing technology becomes outdated or fails to meet their evolving needs. We think of our solutions as designed to be future-proof, therefore we believe this allows our clients to be equipped with the latest advancements while maintaining stability and continuity. By consistently delivering on these promises, we believe we minimize the risks associated with system changes and foster strong, enduring partnerships. We believe our commitment to excellence and our ability to provide solutions that align with industry regulations and client expectations make us a preferred choice in a competitive market.

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We believe our close, long-term relationships are a significant strength as we foster trust and earn repeat business from what we believe to be some of the biggest financial institutions in the region. We believe our emphasis on close, long-term client relationships translates to cost advantages in a few ways, such as reducing customer acquisition costs, allowing us to focus on developing and providing bespoke solutions for our clients, and generating recurring revenue streams from maintenance and support services we provide. Furthermore, by working with the same clients for extended periods, we believe we gain an unparalleled understanding of their IT infrastructure, goals, and challenges. We believe this helps us to deliver customized solutions that precisely address their evolving needs. We believe we are also equipped to move beyond simply reacting to any issues which arise. Thus, we believe the established relationship and close collaboration with our clients allow us to anticipate potential problems and proactively recommend solutions, preventing disruptions and ensuring optimal IT performance. Moreover, we believe our commitment to long-term partnerships allows us to invest more time and resources into each client, ensuring the delivered solutions deliver maximum value. While we may have a smaller number of clients compared to some of our competitors, we believe the depth and longevity of these relationships is a source of our stability and success.

Competitively priced solutions

We believe that our low operating costs and specialization allow us to maintain competitive pricing as savings are passed on to clients through competitive pricing. We aim to keep our operating costs low by having our own pre-built solutions tailored to specific RTP systems like FAST, PayNow, and DuitNow, leveraging on our regional experience. Therefore, we may present as more cost-effective for regional clients compared to fully customized solutions offered by some competitors.

INSURANCE

We carry technology consultants’ professional indemnity insurance. The aforementioned insurance policies are reviewed annually to ensure that our Company has sufficient insurance coverage. As of the date of this prospectus, having considered the risk levels and cost of procuring insurance for certain risks associated with our business, we believe that we have taken up sufficient insurance coverage in line with industry practice and we will conduct annual reviews of such coverage of our Company and will consider taking up additional insurance if necessary.

FACILITIES

We do not own any real property. Our principal place of business is 336 Smith Street, #06-303, Singapore 050336, where we lease approximately 96 square meters of office space. Our lease will expire on 1 July 2027. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

INTELLECTUAL PROPERTY

The success and future revenue growth of the Group will depend, in part, on its ability to protect its proprietary know-how and intellectual property. Protecting our proprietary know-how with regard to the RTE is particularly vital to our Group given our Group’s focus on our Payment System Services.

We seek to protect our intellectual property rights and know-how, in Singapore and other jurisdictions, through confidentiality agreements and procedures with our employees, partners and others. We generally enter into agreements such as, inter alia, employment contracts, non-disclosure agreements, service agreements and product agreements containing confidentiality clauses with our employees, consultants, vendors, and customers, and implement stringent internal procedures to limit access to our proprietary information and prevent the distribution of our proprietary information.

Unlike physical products or publicly accessible technologies, our solutions are built upon proprietary source code that is not publicly available and cannot be easily replicated. The complexity of our source code, combined with the tailored nature of our solutions, makes it difficult for third parties to duplicate or use our products without authorization.

As discussed in the section “Risk Factors – Risks Related to Our Business and Industry - Our proprietary rights may be difficult to enforce or protect, which could enable others to copy or use aspects of our products without compensating us”, at present, our strategy towards maintaining and protection our proprietary know-how and any intellectual property focuses on the maintenance of a comprehensive knowledge bank. This repository comprises years of accumulated expertise, skills, and experience in solution development, grounded in our in-house innovations and know-how.

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Whilst we have considered filing various applications for aspects of our solutions, we have decided against this for the time being for the following non-exhaustive reasons:

(1)	Resource Intensive Process: The process of obtaining patent protection is expensive and time-consuming, and we may not be able to pursue all necessary or desirable patent applications for aspects of our solutions at a reasonable cost or in a timely manner.
(2)	Flexibility in Development: Further, by building and utilizing our knowledge bank, we are able to maintain our flexibility since the core banking system of each bank and the payment products vary significantly. Therefore, our strategy emphasizes adaptability and by leveraging our proprietary knowledge bank, we can maintain the flexibility needed to tailor our solutions to these unique systems.
(3)	Market Practice Variability: In addition, the market practice for the protection of proprietary rights differs across jurisdictions, which makes it challenging and resource intensive to register our intellectual property and seek comprehensive protection across jurisdictions.
(4)	Confidentiality as a Competitive Advantage: By keeping the specifics of our solutions confidential, we preserve our competitive edge in a dynamic and rapidly evolving market.

Given these considerations, we emphasize the protection of our intellectual property through confidentiality and control measures rather than reliance on patent filings. However, the Group remains open to exploring opportunities to register intellectual property related to its RTP solutions and services, as and when these align with our strategic and operational goals.

As of the date of this prospectus, the Group has 2 registered domain names. As of the date of this prospectus, the Group has no trademarks or patents registered in Singapore.

As of the date of this prospectus, we were not involved in any proceedings with regard to, and we have not received notice of any claims of infringement of, any intellectual property rights that may be threatened or pending, in which we may be involved either as a claimant or respondent.

EMPLOYEES

As of December 31, 2024, our Group had a workforce of 8 individuals, comprising 8 employees who are located within our offices at 336 Smith Street, #06-303, Singapore 050336 in Singapore. The following table sets forth the numbers of our employees categorized by function as of December 31, 2022, 2023 and 2024.

Function	As of December 2022	As of December 2023	As of December 2024
Executive Leadership	2	2	3
Project Management	1	1	1
Technology	3	3	2
Marketing	-	1	1
Finance	1	-	1
Total	7	7	8

We have developed various methods to ensure that our employees are adequately and correctly trained for the functions they perform. We host industry experts for internal dialogue sessions to ensure our employees remain up-to-date with industry knowledge as well as encourage them to pursue professional qualifications in areas such as cloud computing and cybersecurity. Our success depends on our ability to attract, retain, and motivate qualified employees. We endeavor to offer our employees competitive compensation packages and a positive, dynamic, and creative work environment. We believe that we maintain a good working relationship with our employees, and we have not experienced any material employment disputes or work stoppages.

We enter into standard employment contracts with our employees. We also enter into standard confidentiality agreements with all of our employees

LEGAL PROCEEDINGS

We and our subsidiaries may from time to time be involved in various legal proceedings and claims in the ordinary course of business, including contractual disputes and other commercial disputes. As of the date of this prospectus, we are not a party to any legal or governmental proceedings (including any pending or known to be contemplated) which may have a material adverse effect on our business, financial condition, or results of operations in Singapore. We are not aware of any legal proceedings of which we are a party outside of Singapore.

LICENSES

As of the date of this prospectus, our Group does not hold any approvals or permissions from any governmental authority to conduct its business operations (collectively, “Licenses”) and we are not required to obtain any such Licenses as of the date of this prospectus. As discussed in the section “Regulations – Regulations on Cybersecurity”, the Group has confirmed that it does not require a cybersecurity service provider’s licence under the Cybersecurity Act 2018 as it does not provide managed security operations centre monitoring services and penetration testing services (i.e. licensable cybersecurity services) to the Singapore market.

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We may be required under the relevant laws and regulations of Singapore to hold certain Licenses in order to conduct our business operations in the future.

ENVIRONMENTAL MATTERS

Our Group’s environmental impacts are managed by our Group Chief Executive Officer, Mr. Lim Heng Hai, and our Group Chief Operating Officer, Mr. Ronald Vong, who are responsible to ensure that our Group is compliant with all applicable environmental laws and regulations.

We leverage on cloud-based infrastructure for our computing needs to reduce our Group’s environmental impact. This is effective for the following reasons:

●	Energy Efficiency: Cloud service providers typically operate large data centers that are optimized for energy efficiency. These data centers can achieve economies of scale that smaller, on-premises data centers may struggle to match. Providers invest in energy-efficient hardware, cooling systems, and other technologies to minimize energy consumption.

●	Resource Consolidation: Cloud infrastructure allows for resource consolidation, meaning multiple users share the same physical hardware. This reduces the overall number of servers required, leading to lower energy consumption and a smaller physical footprint.

●	Dynamic Scaling: Cloud services allow our businesses to scale our computing resources up or down based on demand. This means that resources are only consumed when needed, reducing energy waste from idle servers.

●	Virtualization: Cloud providers utilize virtualization technology to run multiple virtual servers on a single physical machine. This maximizes the utilization of hardware resources, reducing the need for additional physical servers and lowering energy consumption.

●	Renewable Energy: Many cloud service providers are investing in renewable energy sources to power their data centers. This includes purchasing renewable energy credits, investing in solar or wind power projects, or directly sourcing renewable energy for their operations.

●	Remote Work: Cloud-based infrastructure enables remote work by providing access to applications and data from anywhere with an internet connection. This reduces the need for employees to commute to a central office, leading to lower carbon emissions from transportation.

●	Lifecycle Management: Cloud providers often handle the lifecycle management of hardware, including decommissioning older equipment in an environmentally responsible manner through recycling or proper disposal.

CORPORATE SOCIAL RESPONSIBILITY

We view corporate social responsibility as both a responsibility and a competitive advantage. We recognize that we have an obligation towards our employees, investors, users and the community as a whole. We believe our reputation, together with the trust and confidence of those with whom we deal with, is one of our most valuable assets. We seek to maintain our reputation and such trust and confidence, and we are committed to achieving long-term mutually sustainable relationships with our stakeholders.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in Singapore.

Regulations on Data Protection

The Personal Data Protection Act 2012 of Singapore (the “Singapore PDPA”) governs the collection, use and disclosure of the personal data of individuals (i.e., data, whether true or not, about an individual, whether living or deceased, who can be identified (a) from that data or (b) from that data and other information to which the organization has or is likely to have access) by organizations and is administered and enforced by the Personal Data Protection Commission (the “PDPC”). It sets out data protection obligations that all organizations are required to comply with in undertaking activities relating to the collection, use or disclosure of personal data.

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Organizations are required to, among other things, (i) obtain consent from their customers and inform them of the applicable purposes before collecting, using or disclosing their personal data, unless an exception applies; and (ii) put in place reasonable measures to (a) protect the personal data in their possession or control from unauthorized access, loss or damage and (b) prevent the loss of any storage medium or device on which personal data is stored. In the event of a data breach involving any personal data in an organization’s possession or control, the Singapore PDPA requires the organization to reasonably and expeditiously assess whether the data breach is notifiable and notify the PDPC and, unless exceptions apply, the affected individuals of the data breach, if the data breach is assessed to be one that (a) is likely to result in significant harm or impact to the individuals to whom the information relates, or (b) is, or is likely to be, of a significant scale. Other obligations include accountability, retention and requirements around the overseas transfers of personal data. In addition, Do-Not-Call requirements require organizations to check “Do-Not-Call” registries prior to sending marketing messages addressed to Singapore telephone numbers, through voice calls, fax or text messages, including text messages transmitted over the internet, unless clear and unambiguous consent to the sending of such marketing messages to the individual’s Singapore telephone number was obtained from the individual.

Non-compliance with the Singapore PDPA may attract financial penalties or even criminal liability. The PDPC has broad powers to give any such directions as it thinks fit to ensure compliance, which include requiring an organization to pay a financial penalty. In this connection: (i) in the case of contravention of the parts of the Singapore PDPA which sets out the obligations of organizations relating to data protection (including the obligation to protect and care for personal data, and to conduct assessments of data breaches), the maximum financial penalty that may be imposed: (a) on an organization whose annual turnover in Singapore exceeds S$10 million is 10% of the organization’s annual turnover in Singapore, if the contravention occurs on or after October 1, 2022; and (b) in any other case is S$1 million; and (ii) in the case of contravention of the DNC requirements, the maximum financial penalty that may be imposed is S$1 million.

Regulations on Financial Services

The Monetary Authority of Singapore (“MAS”) regulates persons who carry on the business of providing certain regulated payment services in Singapore under the Payment Services Act 2019 which came into force on January 28, 2020 (the “PS Act”). Unless excluded or exempted, a person must obtain and have in force the relevant licence to carry on a business in providing regulated payment services under the PS Act, namely, account issuance service, e-money issuance service, domestic money transfer service, cross-border money transfer service, merchant acquisition service, digital payment token service, and money-changing service. In addition to the foregoing, the Payment Services (Amendment) Act came into force on 4 April 2024.

Under the PS Act, licensees may generally be subject to obligations relating to general approval requirements for changes of control, appointment and removal of CEOs and directors, general notification and record-keeping requirements, audit requirements, base capital requirements, anti-money laundering requirements (see below), the requirement to furnish security (for a major payment institution), the requirement to safeguard customer monies (for certain major payment institutions), and other applicable requirements. Licensees are expected to implement certain systems, processes and controls in line with the various notices and guidelines published by the MAS, including without limitation the MAS’ Guidelines on Risk Management Practices – Technology Risk applicable to financial institutions in Singapore. Non-compliance with the above could potentially result in penalties under the PS Act including revocation or suspension of the licence, civil damages claims, and criminal penalties for the respective licensee and/or its officers including fines with potential for additional amounts for ongoing non-compliance, for the duration of the non-compliance, and (in the case of officers) imprisonment, for each offence.

Regulations on Cybersecurity

The Cybersecurity Act 2018 and the Cybersecurity (Cybersecurity Service Providers) Regulations 2022 (the “Cybersecurity Act”) provides for the protection of critical information infrastructure (CII) against cybersecurity threats, the taking of measures to prevent, manage and respond to cybersecurity threats and incidents in Singapore, and the regulation of providers of licensable cybersecurity services. All providers of managed security operations centre monitoring services and penetration testing services (i.e. licensable cybersecurity services) to the Singapore market must apply for a cybersecurity service provider’s licence, regardless of whether they are companies or individuals (i.e. freelancers or sole proprietorships owned and controlled by individuals) or third-party cybersecurity service providers (“CSPs”) that provide these services in support of other CSPs. Under the Cybersecurity Act, the two main requirements that CSPs must comply with are ensuring that their key officers (i.e. any director or partner of the business entity or other person who is responsible for the management of the business entity) are fit and proper, and keeping basic records on the cybersecurity services provided for a duration of at least three years. Non-compliance with the above could potentially result in penalties under the Cybersecurity Act including revocation or suspension of the licence, criminal penalties for the respective licensee and/or its officers including fines. The Group has confirmed that they do not require a cybersecurity service provider’s licence as they do not provide managed security operations centre monitoring services and penetration testing services (i.e. licensable cybersecurity services) to the Singapore market.

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Regulations on Anti-Money Laundering and Prevention of Terrorism Financing

The primary anti-money laundering legislation in Singapore is the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore (the “CDSA”) provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct as well as the knowing assistance of the concealment, transfer or retention of such benefits.

The Terrorism (Suppression of Financing) Act 2002 of Singapore (the “TSOFA”), is the primary legislation for the combating of terrorism financing. It was enacted to give effect to the International Convention for the Suppression of the Financing of Terrorism. Besides criminalizing the laundering of proceeds derived from drug dealing and other serious crimes and terrorism financing, the CDSA and the TSOFA also require suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office. If any person fails to lodge the requisite reports under the CDSA and the TSOFA, it may be subject to criminal liability.

Regulations on Labor and Employment

The Employment Act 1968 of Singapore (the “Employment Act”) generally extends to all employees regardless of their designation, salary level or type of work performed, with the exception of certain groups of employees (i.e., seafarers, domestic workers and public workers). It provides employees falling within its ambit certain protections such as minimum notice periods, restrictions in relation to the deductions from wages, minimum days of annual and sick leave, maternity/paternity leave and paid childcare leave. The Employment Act also applies to employees who are foreigners so long as they fall within the definition of “employee” under the Employment Act. Employers in Singapore owe a statutory obligation to contribute to a Central Provident Fund in relation to wages for employees who are Singapore citizens or permanent residents of Singapore. The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or permanent resident and the age group and wage band of the employee. Under the Workplace Safety and Health Act 2006, every employer has a duty to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of its employees and any contractors when at work.

The Central Provident Fund Act 1953 of Singapore (“CPF Act”) governs the contributions made by employers and employees into the Central Provident Fund (“CPF”). The CPF Act is administered by the CPF Board. Under the CPF Act, every employer of an employee shall pay to the CPF monthly, in respect of each employee, contributions at the prescribed rates set out in the First Schedule of the CPF Act with a prescribed portion of such contribution recoverable from the monthly wages of the employee. Where such contributions are not paid within the prescribed time period, the employer is liable to pay interest on the amount for every day the amount remains unpaid. Any person convicted of an offence under the CPF Act for which no penalty is provided shall be liable on conviction to a fine not exceeding S$5,000 or to imprisonment for a term not exceeding six (6) months or to both. If such person is a repeat offender in relation to the same offence, such person shall be liable to a fine not exceeding S$10,000 or to imprisonment for a term not exceeding 12 months or to both.

The Workplace Safety and Health Act 2006 of Singapore (the “WSHA”) is the principal legislation governing the safety, health and welfare of persons at work in workplaces. Among other things, the WSHA imposes a duty on every employer and every principal to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of its employees, and any contractor, any direct or indirect subcontractor, and any employee employed by such contractor or subcontractor, when at work. These measures include, among other things, developing and implementing procedures for dealing with emergencies that may arise while the employees are at work and ensuring that the employee at work has adequate instruction, information, training and supervision as is necessary for that employee to perform his work. More specific duties imposed by the MOM on employers are laid out in the Workplace Safety and Health (General Provisions) Regulations (the “WSHR”), which is a subsidiary legislation to the WSHA. Some of these duties include, among other things, preventing the workplace from being overcrowded and ensuring adequate ventilation of the workplace. The general penalties for non-compliance with the WSHA include the imposition of fines up to the amount of S$500,000 in the case of a body corporate. Further or other penalties may apply in the case of repeat offences or specific offences under the WSHA or its subsidiary legislation.

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Management

Directors and Executive Officers

The following table provides information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Vong Ronald Chin Hua	40	Chairman of the Board, Chief Operating Officer
Lim Heng Hai	47	[Director, Chief Executive Officer]
Ling Wee Seng*	64	[Independent Director]
Masayuki Tagai*	64	[Independent Director]
Jim Northey*	66	[Independent Director]
In Weiyee*	60	[Independent Director]
Lau Ngie Vei	40	Financial Controller
Ng Ling Soon	52	Chief Information Officer

[*	Has accepted the appointment as our independent director, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part.]

Vong Ronald Chin Hua

Mr. Vong is the Chairman of our board of directors and our Chief Operating Officer. He was appointed to our Board on 29 July 2024. His responsibilities include executive management of the Group’s operations, innovation, technology and infrastructure.

Mr. Vong has been the Chief Operating Officer of TechCreate Solution Private Limited since June 2024 and is responsible for driving its operations, process optimization, project management, talent development, sales, and business development as well as acting as the financial controller. Mr. Vong has also served at Diginius as the Managing Director from February 2020 and a board member from 2022. Prior to such, Mr. Vong was employed at ADERA Global as the Regional Country Manager from July 2018 to February 2020 where he supported the company’s regional information technology and digital growth, through securing new partnerships and launching innovating solutions, and from February 2017 to July 2018 as the Country In-Charge of Regional Sales for Digital Payment & Identity. Mr. Vong previously held positions in the banking industry, being employed as Senior Vice President (Marketing and Business Development) at Mercer from July 2015 to February 2017, a Product Manager for retail deposits, debit cards, and bancassurance at HL Bank from June 2013 to May 2015, and a digital banking Product Manager at Standard Chartered Bank from November 2012 to June 2013, where he was also in the Management Associate Program from August 2011 to November 2012, where he honed his skills in innovation, digital transformation, and client-centric solutions.

Mr. Vong graduated with a Bachelor of Arts (Hons) in Business and Management from the University of Sunderland in 2009. Mr. Vong went on to obtain a Master of Business Administration from the University of Sunderland in 2011. Mr. Vong has been an Associate Fellow of the Australian Institute of Management since 2016.

Lim Heng Hai

Mr. Lim is a director and our Chief Executive Officer. He was appointed to our Board on [                ]. His responsibilities include executive management of the Group’s strategy, innovation, finances, and regulatory compliance.

Mr. Lim has been the Chief Executive Officer of TechCreate Solution Private Limited since its incorporation in March 2015 and is responsible for providing strategic leadership and vision, managing stakeholders through building and maintaining strong relationships and driving its innovation and product development.

Mr. Lim has also served as a Director of Orange Pay Pte. Ltd. from December 2015, a payments enabler and BPMN engine provider. Mr. Lim also currently holds a Director position at Teravin International, one which he has held since December 2015, a Company which specializes in digital solutions for FIs. Between July 2018 and February 2020, Mr. Lim occupied positions as Group Chief Technology Officer and Technology Advisor at ADERA Global where he was responsible for overseeing the development and implementation of innovative technologies, driving digital transformation initiatives, and ensuring the integration of cutting-edge solutions to enhance operational efficiency and competitive advantage across the organization. Mr. Lim has also previously held positions at Banking Computer Services as a Projects and Products Manager from 2002 to 2009 and as a Project Director from 2011 to 2014, SingTel as a Business Development Manager from 2009 to 2010, and DBS Bank as IBG-Digital from 2016 to 2017, where he was responsible for the corporation’s digital integration projects.

Mr. Lim graduated from Nanyang Technological University with a Bachelor of Business Studies in Banking in 2000. Mr. Lim obtained a Master of Science in Information Technology from the University of Portsmouth in 2010. Mr. Lim has also been a certified Project Management Professional with the Project Management Institute since 2013. He served as the Vice Convenor of the ISO 20022 Payment Standard Evaluation Group in Singapore in 2016, was its Convenor in 2018, and has been a member of the ISO 20022 Registration Management Group since November 2015. Mr. Lim also serves as the Chairman of the eFinancial Services Technical Committee (eFSTC), a position appointed by Singapore’s Infocomm Media Development Authority (IMDA).

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Ling Wee Seng

Mr. Ling will become an independent director of the Company effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Ling has had over 20 years of experience in the technology solutions industry working across industry sectors such as Finance, Transportation, Supply Chain, and Manufacturing. Mr. Ling was the head of business transformation at NTT Data Singapore Pte. Ltd. from 2019 to 2022 where he oversaw business development and growth and a managing director at BCS Information Systems Pte. Ltd., a company which successfully delivered FAST (Fast And Secure Transfer), GIRO (General Interbank Recurring Order) and MEPS+ (Monetary Authority of Singapore Electronic Payment System) for Singapore’s financial infrastructure from 2014 to 2015. Mr. Ling has had held roles such as Principal at IBM Business Management Services, Senior Vice President at EcNet, Director of the Manufacturing Industry at HP (Asia Pacific), Group Managing Director at Infowave Pte Ltd (Asia Pacific), and Managing Director at Disys (Asia Pacific).

Mr. Ling graduated from the German Singapore Institute with a Diploma in Production Technology in 1984.

Masayuki Tagai

Mr. Tagai will become an independent director of the Company effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Tagai is a highly regarded expert in financial messaging standards, cross-border payments, and transaction banking modernization, with over 25 years of leadership experience across global financial institutions and standard-setting bodies. His scope of expertise spans ISO 20022 implementation, real-time payments infrastructure, and financial market structure governance. Mr, Tagai currently serves as     Managing Director, Industry Issues Executive (APAC) at JPMorgan Chase in the Payments division where he is responsible for industry issues including global standards and market practice development in Asia Pacific through interaction with relevant industry associations, market infrastructures and public policy authorities, a position he has held since 2019. His work has been instrumental in driving the industry’s transition to ISO 20022-based payments and enhancing data capabilities for financial institutions.

Previously, Mr. Tagai served as Executive Director, Industry Issues (APAC) at JPMorgan Chase from December 2009 and subsequently promoted to Managing Director in March 2012. In this role, he oversaw financial market infrastructure in APAC where the bank had memberships and led critical industry-wide initiatives focused on payment standardization, interoperability, and regulatory alignment across the Asia-Pacific region. Prior to joining JPMorgan Chase, Mr. Tagai was with the Bank of Tokyo-Mitsubishi UFG where he was the Chief Manager, Corporate Responsibility from August 2000 to December 2005, and later, the Chief Manager of Global Network Management from January 2006 to December 2009. In his roles at the Bank of Tokyo-Mitsubishi UFG, he oversaw the bank’s global network, including managing relationships with Nostro agents, Custodians, Clearing Houses, Brokers, E-platforms, and Exchanges, facilitating smooth cash, custody, clearing, and execution processes.

Since March 2021, Mr. Tagai has represented Japan at the ISO 20022 Registration Management Group (RMG), the governing body responsible for the running of ISO 20022 financial messaging standards globally. He was elected as Convenor of the RMG, where he continues to lead international efforts to ensure effective adoption and implementation of ISO 20022 across financial institutions, payment networks, and market infrastructures. Mr. Tagai has also collaborated with the Bank of Japan (BoJ) on industry discussions and participated in high-level policy forums on financial messaging and wholesale payment modernization. His insights have been featured at key industry events, including SWIFT, G20 financial working groups, and central bank forums, where he has provided strategic guidance on regulatory priorities and cross-border payment innovation.

Mr. Tagai also currently serves as the Representative Director and Lead Counselor of SAVEMERI, a Japanese non-profit organization dedicated to advancing international financial standards and market practice enhancements, a position he has held since Feb 2025. In his role at SAVEMERI, Mr. Tagai collaborates with central banks, regulatory authorities, financial institutions, and industry associations to drive the adoption of next-generation payment standards and regulatory compliance frameworks.

Mr. Tagai holds a Bachelor of Law degree from the University of Tokyo and an MBA from the MIT Sloan School of Management.

Jim Northey

Mr. Northey will become an independent director of the Company effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Northey is a globally recognized authority in financial market infrastructures, trading standards, and post-trade processing. Mr. Northey has over 35 years of experience in capital markets and fintech, and has pioneered electronic trading protocols, post-trade automation, and market transparency initiatives. Mr. Northey currently serves as the Chief Technology Officer of CalcGuard Technologies, a position he has held since September 2021, where he leads advancements in capital markets analytics, market transparency, regulatory reporting, and cybersecurity solutions, focusing on self-sovereign identity, zero trust network environments, and post-quantum cryptographic applications within finance.

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Mr. Northey has also served as a director of the FIX Trading Community (FIX Protocol Ltd.) since November 2020 having served in prior elected roles as Global Technical Committee Co-chair from November 2013 to November 2020 and Chair of the Global Derivatives Committee from January 2003 to December 2003, in which he works to align ISO and FIX standards for seamless global market integration. Additionally, as the Chair of ISO TC68, a position he has held since January 2019, Mr. Northey oversees the development of critical financial messaging standards, including ISO 20022, ISO 15022, and ISO 8583, which underpin banking and securities markets worldwide. Mr. Northey is also an adjunct instructor of Derivatives, Financial Engineering, and Financial Technology at Michigan Technological University, a position he has held since February 1997.

In August 2006, Mr. Northey co-founded The LaSalle Technology Group, LLC, a FinTech firm focused on capital markets infrastructure and trading solutions, which was later acquired by Itiviti Group AB in February 2015. Between November 2009 to November 2015, Mr. Northey was the X9D Subcommittee Co-Chair of Accredited Standards Committee X.9 and was responsible for establishing and maintaining financial standards within the United States, and from February 2016 to February 2018, he was the Senior Vice President of Itiviti AB where he was responsible for    fixed income Exchange-Traded Fund strategy and distribution, managing strategic relationships with banks and broker/dealer partners.

Mr. Northey holds a B.S. in Mathematics from the University of Indianapolis and an M.S. in Financial Markets and Trading from the Illinois Institute of Technology.

In Weiyee

Mr. In will become an independent director of the Company effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. In is a globally recognized leader in AI-driven FinTech, institutional cloud security, and digital banking infrastructure. Mr. In has expertise in enterprise architecture, cybersecurity, and financial data governance and has led the adoption of cutting-edge financial technology solutions across banking, capital markets, and payments. Mr. In currently serves as the Chief Information Officer at Protego Trust Bank where he is responsible for enterprise cloud strategy, digital asset security, and regulatory compliance frameworks, a position he has held since October 2020. Mr. In is also the Chief Information Officer at Fortress Payments Inc, where he is responsible for IT strategy, regulatory compliance, and risk management, a position he has held since February 2023.

Mr.In previously worked in the Content Strategy team at Bloomberg, from June 2015 to April 2017, where he was responsible for analyzing regulatory, technology and industry trends across the global financial ecosystem in order to assess impact, risk and responses. Mr. In was also previously a Managing Director at BNP Paribas, between November 2009 and December 2013, where he served as the head of Technology, Media, and Telecommunication, Mr. In has also previously held positions as Executive Director at Tao Group from June 2006 to June 2007, Head of Industry Intelligence at NYGS from August 2005 to June 2006, Head of Equity Research and Global Tech Strategist at TNI from January 2004 to June 2005, Global Technologist at UBS from November 1999 – April 2003, Managing Director at MSI from July 1998 – August 1999, and the Asia Pacific Director of McGraw-Hill Companies IT Group from January 1996 – June 1998.

Mr. In has been recognized as an IBM Champion and is a member of the IBM Financial Services Cloud Council, where he contributes to industry-wide advancements in financial cloud computing, AI-driven compliance solutions, and next-generation cybersecurity frameworks.

With a deep background in capital markets, post-trade processing, and regulatory-driven technology, Mr. In has published extensively on financial cybersecurity, AI risk management, and cloud security and actively advises financial institutions on scalable AI adoption, blockchain infrastructure, and digital transformation strategies.

Weiyee holds a Bachelor of Arts from Columbia University, with a double major in Political Science and East Asian Studies.

Lau Ngie Vei

Mr. Lau has been our financial controller since November 4, 2024. Mr. Lau has 18 years of experience in finance and auditing, specializing in financial analysis and strategic decision support across the Asia Pacific region. Mr. Lau was previously the CSD Finance Business Partner & Finance Manager at Barry Callebaut Group from 2022 to 2024, and held a Regional Finance role at Elliot Group (Ebara Corp) from 2017 to 2022. Mr. Lau has previously held roles such as Senior Professional, Regional Finance at Mastercard, Assistant Manager, Accounting at Willams-Sonoma, Inc, and Finance Manager at Aggreko.

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Mr. Lau graduated from Curtin University with a Bachelor of Commerce (B.Com.), Accounting & Finance in 2006. Mr. Lau has been a certified member of CPA Australia since 2009.

Ng Ling Soon

Mr. Ng has been our Chief Information Officer since October 1, 2024. Mr. Ng has more than 20 years of experience in technology solutions with an industry specialization in the banking and finance industry with experience managing large scale infrastructure and application projects such as Regional Data Centre consolidation, Core Banking System, and Branch Teller System, amongst others. Mr. Ng was previously the Client Delivery Lead, Client Service Unit (Financial Service Industry) at NCS Pte. Ltd, the largest system integrator in Singapore and Southeast Asia from 2022 to 2024 and the Director of MOHH Entities Technology Services at Integrated Health Information Systems, the technology agency for Singapore’s public healthcare sector. Mr. Ng has held roles such as Head of IT Platforms Support, E-Channels Manager (Consumer Banking), Program Manager (Mega Projects) at OCBC Bank where he was employed from 1997 to 2013, Program Manager and Chief Technology Officer at NETS Solutions Pte Ltd where he was employed from 2013 to 2018, and Chief Operating Officer at InfoCorp Technologies Pte. Ltd.

Mr. Ng graduated from the National University of Singapore with a Bachelor of Engineering (Mechanical) in 1997.

Board of Directors

Our board of directors will consist of [six] directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. A director is not required to hold any shares in our Company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our Company is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. Subject to any separate requirement for audit committee approval under applicable law or the Listing Rules of the [Nasdaq Stock Market] and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract, proposed contract, arrangement or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract, proposed contract, arrangement or transaction is considered, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him at or prior to its consideration and any vote in that matter. Our board of directors may exercise all of the powers of our Company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our Company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service.

As a Cayman Islands company listed on the [Nasdaq Capital Market], we are a foreign private issuer and are permitted to follow the home country practice with respect to certain corporate governance matters. Cayman Islands law does not require a majority of a publicly traded company’s board of directors to be comprised of independent directors. We elect not to rely on this home country practice exception, and have a majority of independent directors serving on our board of directors.

Committees of the Board

Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a nominations committee under the board of directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

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Audit Committee. Our audit committee will consist of Mr. Ling Wee Seng, [                ] and [                ], and will be chaired by [                ]. Mr. Ling Wee Seng, [                ] and [                ] satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the [Nasdaq Stock Market] and meets the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee will consist solely of independent directors that satisfy the [Nasdaq Capital Market] and SEC requirements within one year of the completion of this offering. Our board of directors has also determined that [                ] qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the [Nasdaq Stock Market]. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee will be responsible for, among other things:

●	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

●	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

●	discussing the annual audited financial statements with management and our independent registered public accounting firm;

●	periodically reviewing and reassessing the adequacy of our audit committee charter;

●	meeting periodically with the management and our internal auditor and our independent registered public accounting firm;

●	reporting regularly to the full board of directors;

●	reviewing the adequacy and effectiveness of our accounting and integral control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee. Our compensation committee will consist of Mr. Vong Ronald Chin Hua, Mr. Ling Wee Seng and [                ], and will be chaired by Mr. Vong Ronald Chin Hua. Mr. Ling Wee Seng [                ] satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the [Nasdaq Stock Market]. Our compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

●	reviewing and approving to the board with respect to the total compensation package for our chief executive officer;

●	reviewing the total compensation package for our employees and recommending any proposed changes to our management;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing annually and administering all long-term incentive compensation or equity plans;

●	selecting and receiving advice from compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

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Nomination Committee. Our nomination committee will consist of Mr. Vong Ronald Chin Hua, Mr. Ling Wee Seng and [                ], and will be chaired by Mr. Vong Ronald Chin Hua. Mr. Ling Wee Seng and [                ] satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the [Nasdaq Stock Market]. The nomination committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nomination committee will be responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our Company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our Company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our Company and mortgaging the property of our Company; and

●	approving the transfer of shares of our Company, including the registering of such shares in our share register.

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Terms of Directors and Executive Officers

Each of our directors holds office until the expiration of his or her term, as may be provided in a written agreement with our Company, or until his or her resignation or until his or her office is otherwise vacated in accordance with our articles of association. All of our executive officers are appointed by and serve at the discretion of our board of directors. Our directors may be appointed or removed from office by an ordinary resolution of shareholders. A director will be removed from office automatically if, among other things, the director (i) resigns; (ii) dies; (iii) is declared to be of unsound mind and the board of directors resolves that his office be vacated; (iv) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally; (v) is prohibited from being or ceases to be a director by operation of law; (vi) without special leave, is absent from meetings for three consecutive meetings, and the board of directors resolves that his office is vacated; (vii) has been required by the Designated Stock Exchange (as defined in the amended and restated memorandum and articles of association); or (vii) is removed from office by the requisite majority of the directors or otherwise pursuant to our amended and restated memorandum and articles of association then in effect. The remuneration of our directors may be determined by the board of directors or by ordinary resolution. There is no mandatory retirement age for directors.

Employment Agreements and Indemnification Agreements

We [will enter/have entered] into employment agreements with our executive officers. Each of our executive officers is employed for a continuous term, or a specified time period which will be automatically extended, unless either we or the executive officer gives prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense other than one which in the opinion of the board does not affect the executive’s position, willful, disobedience of a lawful and reasonable order, misconduct being inconsistent with the due and faithful discharge of the executive officer’s material duties, fraud or dishonesty, or habitual neglect of his or her duties. An executive officer may terminate his or her employment at any time with a [three- to six-]month prior written notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without our written consent, any confidential information or trade secrets. Each executive officer has also agreed to disclose in confidence to us all inventions, intellectual and industry property rights and trade secrets which they made, discover, conceive, develop or reduce to practice during the executive officer’s employment with us and to assign to our Company all of his or her associated titles, interests, patents, patent rights, copyrights, trade secret rights, trademarks, trademark rights, mask work rights and other intellectual property and rights anywhere in the world which the executive officer may solely or jointly conceive, invent, discover, reduce to practice, create, drive, develop or make, or cause to be conceived, invented, discovered, reduced to practice, created, driven, developed or made, during the period of the executive officer’s employment with us that are either related to our business, actual or demonstrably anticipated research or development or any of our products or services being developed, manufactured, marketed, sold, or are related to the scope of the employment or make use of our resources. In addition, all executive officers have agreed to be bound by non-competition and non-solicitation restrictions set forth in their agreements. Each executive officer has agreed to devote all his or her working time and attention to our business and use best efforts to develop our business and interests. Moreover, each executive officer has agreed not to, for a certain period following termination of his or her employment or expiration of the employment agreement: (i) carry on or be engaged, concerned or interested directly or indirectly whether as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with us, (ii) solicit or entice away any of our customer, client, representative or agent, or (iii) employ, solicit or entice away or attempt to employ, solicit or entice away any of our officers, managers, consultants or employees.

We [have/expect to] enter[ed] into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

Compensation of Directors and Executive Officers

In 2024, we paid an aggregate of S$0.21 million (US$0.16 million) in cash to our executive officers, and we [did not pay any] compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our Singapore subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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2024 Share Incentive Plan

In [                ], we adopted the 2024 Share Incentive Plan, or the Plan, to promote the success and enhance our value by linking the personal interests of the members of the Board, employees [and consultants] to those of our shareholders and by providing such individuals with an with an incentive for outstanding performance to generate superior returns to our shareholders. The Plan is further intended to provide flexibility to our Company in its ability to motivate, attract, and retain the services of members of the Board, employees [and consultants] upon whose judgment, interests and special efforts the successful conduct of our Company’s operation is largely dependent. Under the Plan, the aggregate number of Shares which may be issued or transferred pursuant to awards is the sum of [                ], being 15% of the number of Shares outstanding as of the date of our Company’s initial public offering.

The following paragraphs summarize the terms of the Plan:

Plan Administration. The compensation committee shall administer the Plan and, unless otherwise provided by the Board, shall consist of two or more members of the Board who have been appointed by the Board (or such greater number as may be required by applicable laws). The plan administrator as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Types of Awards. The Plan permits the awards of options, restricted shares, restricted share units, dividend equivalents awards, deferred share awards, share payment awards or share appreciation rights.

Eligibility. We may grant awards to our employees[, consultants], non-employee directors of our Company, as determined by the plan administrator; provided, however, that awards shall not be granted to [consultants or] non-employee directors who are resident of any country in the European Union, and any other country which pursuant to applicable laws does not allow grants to non-employees.

Term of Awards. Awards granted pursuant to the Plan may, in the sole discretion of the plan administrator, be granted either alone, in addition to, or in tandem with, any other award granted pursuant to the Plan. Awards granted in addition to or in tandem with other awards may be granted either at the same time as or at a different time from the grant of such other awards.

Award Agreement. Any written notice, agreement, terms and conditions, contract or other instrument or document evidencing the grant of an award, including through electronic medium, which shall contain such terms and conditions with respect to an award as the plan administrator shall determine consistent with the Plan.

Vesting Period and Other Restrictions. The period during which the right to exercise, in whole or in part, an option vests in the award holder shall be set by the plan administrator and the plan administrator may determine that an option may not be exercised in whole or in part for a specified period after it is granted. The plan administrator shall have the right to require any holder to comply with any timing or other restrictions with respect to the settlement, distribution or exercise of any award, including a window-period limitation, as may be imposed in the sole discretion of the plan administrator.

Exercise of Options. The exercise price per Share subject to an option shall be determined by the plan administrator and set forth in the award agreement which may be a fixed or variable price related to the fair market value of the Shares. The plan administrator shall determine the time or times at which an option may be exercised in whole or in part, including exercise prior to vesting and that a partial exercise must be with respect to a minimum number of shares. The plan administrator shall also determine any conditions, if any, that must be satisfied before all or part of an option may be exercised. The term of any option granted under the Plan shall not exceed ten years.

Transfer Restrictions. The holder of awards shall give our Company prompt notice of any disposition of Shares acquired by exercise of an incentive option within (i) two years from the date of grant of such incentive option or (ii) one year after the transfer of such Shares to the holder of awards.

Amendment, Suspension or Termination. Except as otherwise provided in the Plan, at any time and from time to time, the plan administrator may amend, suspend or terminate the Plan.

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Principal Shareholders

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

The following table sets forth information concerning the beneficial ownership of our ordinary shares upon the completion of the Reorganization by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

	Ordinary Shares Beneficially Owned upon the Completion of the Reorganization		% of Aggregate Voting Power upon the Completion of the
Directors and Executive Officers	Shares	%	Reorganization †
Vong Ronald Chin Hua, Chairman of the Board, Chief Operating Officer (1)	[15,755,005]	[78.8]	[78.8]
Lim Heng Hai, Director, Chief Executive Officer (1)	[15,755,005]	[78.8]	[78.8]
Ling Wee Seng, Independent Director*	-	-	-
Masayuki Tagai, Independent Director*	-	-	-
Jim Northey, Independent Director*	-	-	-
In Weiyee, Independent Director*	-	-	-
Lau Ngie Vei, Financial Controller	-	-	-
Ng Ling Soon, Chief Information Officer	-	-	-
All Directors and Executive Officers as a Group	[15,755,005]	[78.8]	[78.8]

Other Principal Shareholders

*	Has accepted the appointment as our independent director, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part.

(1)	Mr. Vong Ronald Chin Hua and Mr. Lim Heng Hai have entered into a concert party agreement dated December 4, 2024 (the “Deed”), in which Mr. Vong Ronald Chin Hua and Mr. Lim Heng Hai (each a “Party” and collectively, the “Parties”) agree, confirm and ratify that since January 1, 2023 the Parties, whether by themselves or via any corporate vehicles, have been cooperating and acting in concert with one another as a single business venture in respect of all material management matters, voting decisions, and/or business decisions relating to TechCreate Solution Private Limited and Diginius Pte. Ltd. required to be approved by shareholders (including but not limited to financial and operation policy, declaration of dividends, annual budget, execution of material contracts and investment, and appointment of directors and senior management relating to TechCreate Solution Private Limited and Diginius Pte. Ltd.), and the Parties had first communicated, discussed and come to a unanimous decision in all shareholders’ meetings and had reached the unanimous decision and resolution in accordance with the consensus achieved among them. The Parties had cooperated with each other to obtain and maintain the control and the management of TechCreate Group Ltd. (the “Holdco”, together with all subsidiaries of the Holdco, the “Group”) and had been enjoying the economic benefits generated from the businesses and projects of the Group in proportion to their respective shareholdings in TechCreate Solution Private Limited and Diginius Pte. Ltd. and undertake, amongst others, that (i) when exercising their respective voting rights at the shareholders’ meetings of the Holdco, they shall vote, or procure any entities or proxies which were entitled to vote at the shareholders’ meetings to vote, as the case may be, unanimously in accordance with the consensus achieved among the Parties; (ii) prior to voting on any resolutions in the shareholders’ meetings and board meetings of the Holdco, each Party will discuss the relevant matters with one another with a view to reaching consensus and a unanimous vote; (iii) they shall manage and control the Group on a collective basis and make collective decisions in respect of the financial and operating policies of the Group; (iv) they shall centralize the ultimate control and right to make final decisions with respect to their interests in the businesses and projects of the Group; (iv) they will not do any act or exercise any of their voting power (which may be available to them from time to time) in contravention of their obligations under the Deed or in violation of any consensus reached in accordance with the Deed. As such, Mr. Vong Ronald Chin Hua and Mr. Lim Heng Hai will hold in aggregate [78.8]% of the voting power over the Company upon the completion of the reorganization. The concert party agreement may be terminated by mutual agreement in writing by the Parties, subject to compliance with any applicable regulatory requirements and a minimum period of two (2) years having passed from the date of the Deed.

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The calculations in the table below are based on [                ] ordinary shares on an as-converted basis issued and outstanding as of the completion of the reorganization, including [                ] Class A Ordinary Shares and [                ] Class B Ordinary Shares issued and outstanding immediately after the completion of this offering, assuming the underwriter does not exercise their over-allotment option.

	Ordinary Shares Beneficially Owned Immediately After the Offering				% of Aggregate Voting Power Immediately
	Class A Ordinary Shares		Class B Ordinary Shares		After the
Directors and Executive Officers	Shares	%	Shares	%	Offering †
Vong Ronald Chin Hua, Chairman of the Board, Chief Operating Officer (1)	[ ]	[ ]	[ ]	[ ]	[ ]
Lim Heng Hai, [Director, Chief Executive Officer] (1)	[ ]	[ ]	[ ]	[ ]	[ ]
Ling Wee Seng, Independent Director*	-	-	-	-	-
Masayuki Tagai, Independent Director*	-	-	-	-	-
Jim Northey, Independent Director*	-	-	-	-	-
In Weiyee, Independent Director*	-	-	-	-	-
Lau Ngie Vei, Financial Controller	-	-	-	-	-
Ng Ling Soon, Chief Information Officer	-	-	-	-	-
All Directors and Executive Officers as a Group	[ ]	[ ]	[ ]	[ ]	[ ]

Other Principal Shareholders
-	-	-	-	-	-

†	For each person or group included in this column, percentage of total voting power represents voting power based on Class A and Class B Ordinary Shares held by such person or group with respect to all outstanding shares of our Class A and Class B Ordinary Shares as a single class. Each holder of our Class A Ordinary Shares is entitled to one vote per share. Each holder of our Class B Ordinary Shares is entitled to 10 votes per share. Each Class B Ordinary Share is convertible at any time by the holder into one Class A Ordinary Share, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

*	Has accepted the appointment as our independent director, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part.

(1)	Mr. Vong Ronald Chin Hua and Mr. Lim Heng Hai have entered into a concert party agreement dated December 4, 2024 (the “Deed”), in which Mr. Vong Ronald Chin Hua and Mr. Lim Heng Hai (each a “Party” and collectively, the “Parties”) agree, confirm and ratify that since January 1, 2023 the Parties, whether by themselves or via any corporate vehicles, have been cooperating and acting in concert with one another as a single business venture in respect of all material management matters, voting decisions, and/or business decisions relating to TechCreate Solution Private Limited and Diginius Pte. Ltd. required to be approved by shareholders (including but not limited to financial and operation policy, declaration of dividends, annual budget, execution of material contracts and investment, and appointment of directors and senior management relating to TechCreate Solution Private Limited and Diginius Pte. Ltd.), and the Parties had first communicated, discussed and come to a unanimous decision in all shareholders’ meetings and had reached the unanimous decision and resolution in accordance with the consensus achieved among them. The Parties had cooperated with each other to obtain and maintain the control and the management of TechCreate Group Ltd. (the “Holdco”, together with all subsidiaries of the Holdco, the “Group”) and had been enjoying the economic benefits generated from the businesses and projects of the Group in proportion to their respective shareholdings in TechCreate Solution Private Limited and Diginius Pte. Ltd. and undertake, amongst others, that (i) when exercising their respective voting rights at the shareholders’ meetings of the Holdco, they shall vote, or procure any entities or proxies which were entitled to vote at the shareholders’ meetings to vote, as the case may be, unanimously in accordance with the consensus achieved among the Parties; (ii) prior to voting on any resolutions in the shareholders’ meetings and board meetings of the Holdco, each Party will discuss the relevant matters with one another with a view to reaching consensus and a unanimous vote; (iii) they shall manage and control the Group on a collective basis and make collective decisions in respect of the financial and operating policies of the Group; (iv) they shall centralize the ultimate control and right to make final decisions with respect to their interests in the businesses and projects of the Group; (iv) they will not do any act or exercise any of their voting power (which may be available to them from time to time) in contravention of their obligations under the Deed or in violation of any consensus reached in accordance with the Deed. As such, Mr. Vong Ronald Chin Hua and Mr. Lim Heng Hai will hold in aggregate [78.8]% of the voting power over the Company upon the completion of the reorganization. The concert party agreement may be terminated by mutual agreement in writing by the Parties, subject to compliance with any applicable regulatory requirements and a minimum period of two (2) years having passed from the date of the Deed.

As of the date of this prospectus, we did not have any Class A Ordinary Shares outstanding that were held by record holders in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our securities that have resulted in significant changes in ownership held by our major shareholders.

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Related Party Transactions

Private Placements

See “Description of Share Capital — History of Securities Issuances.”

Employment Agreements and Indemnification Agreements

See “Management — Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Management — Share Incentive Plans.”

Other Related Party Transactions

		For the years ended December 31,
Nature	Name	2022	2023	2024	2024
		S$	S$	S$	US$
Rental income	Orange Pay Pte. Ltd.(1)	14,400	14,400	14,440	10,693

Sale of products	Gridhut Automation Pte Ltd(2)	13,545	11,031	-	-

Sub-contractor charges	TechCreate Solutions Sdn Bhd(3)	46,642	223,755	515,007	381,374

Sub-contractor charges	Orange Pay Pte. Ltd.(5)	-	-	154,000	114,040

Payment on behalf by	Mr Lim Heng Hai (“Mr Lim”) and Mr Ronald Vong Chin Hua (“Mr Ronald”)(4)	1,824	36,770	21,285	15,762

Payment on behalf of	Orange Pay Pte. Ltd.(5)	-	48,579	45,718	33,855

(1)	Orange Pay Pte. Ltd. is a company wholly owned by Mr. Lim Heng Hai. We leased office space to Orange Pay Pte. Ltd.

(2)	Gridhut Automation Pte Ltd. is a company in which Mr. Lim Heng Hai and Mr. Ronald Vong Chin Hua hold 65% and 7.5% shareholdings. We provided e-SIM services to Gridhut Automation Pte Ltd. in the ordinary course of business.

(3)	TechCreate Solutions Sdn Bhd is a company in which Mr. Ronald Vong holds both shareholder and director positions, while Mr. Lim Heng Hai serves as a director. The company is primarily engaged in providing [solution developers manpower] contracting services. Transactions between the company and related parties pertain to these contracting services.

(4)	OrangePay, a company owned by Mr. Lim Heng Hai. The company is engaged in providing [license and solution architect manpower] contracting services.

(5)	Each of Mr. Lim Heng Hai and Mr. Ronald Vong Chin Hua is a director of our Company, have incurred expenses related to the Company’s operating activities.

(6)	OrangePay, a company owned by Mr. Lim Heng Hai, has made payments on behalf of the Company for AWS service charges.

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Description of Share Capital

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 250,000,000 ordinary shares of par value US$ 0.0002 each, comprising 225,000,000 Class A Ordinary Shares with a par value of US$ 0.0002 each, and 25,000,000 Class B Ordinary Shares with a par value of US$ 0.0002 each.

As of the date of this prospectus, [        ] Class A Ordinary Shares and [        ] Class B Ordinary Shares are issued and outstanding. All of our issued and outstanding shares are fully paid.

Immediately prior to the completion of this offering, our authorized share capital will be US$ 50,000 divided into 250,000,000 ordinary shares of par value US$ 0.0002 each, comprising 225,000,000 Class A Ordinary Shares, and 25,000,000 Class B Ordinary Shares.

Immediately prior to the completion of this offering, we will have [        ] Class A Ordinary Shares and [        ] Class B Ordinary Shares issued and outstanding, assuming the underwriter does not exercise its option to purchase additional Class A Ordinary Shares. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

Our Post-Offering Memorandum and Articles of Association

Our shareholders have adopted an amended and restated memorandum and articles of association, which we refer to below as our post-offering memorandum and articles of association and which became effective and replaced our memorandum and articles of association dated 29 July 2024 in its entirety on December 11, 2024. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our post-offering memorandum and articles of association, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Our ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of our Class A Ordinary Shares and Class B Ordinary Shares will have the same rights except for voting and conversion rights. Each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings and each Class B Ordinary Share shall entitle the holder thereof to 10 votes on all matters subject to vote at our general meetings. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Class B Ordinary Shares may be converted into the same number of Class A Ordinary Shares at the option of the holders thereof at any time, while Class A Ordinary Shares cannot be converted into Class B Ordinary Shares under any circumstances.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business.

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Voting Rights. Holders of Class A Ordinary Shares [and Class B Ordinary Shares] shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each Class A Ordinary Share shall be entitled to one vote and each Class B Ordinary Share shall be entitled to 10 votes on all matters subject to the vote at general meetings of our Company. Voting at any meeting of shareholders is by show of hands unless a poll (before or on the declaration of the result of the show of hands) is demanded. A poll may be demanded by the chairperson of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to the total shares that are present in in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding and issued ordinary shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least 10 calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one or more shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in our Company entitled to vote at the general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our Company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. Shareholders seeking to bring business before an annual general meeting or to nominate candidates for election as directors at the annual general meeting must deliver notice to the registered office not later than the close of business on the 90th day or earlier than the close of business on the 120th day prior to the scheduled date of the annual general meeting. Other than the rights mentioned above, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our post-offering memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

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●	the ordinary shares transferred are free of any lien in favor of us; and

●	a fee of such maximum sum as the [Nasdaq Capital Market] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of [Nasdaq Capital Market], be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our Company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our Company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class may be materially adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class or with the sanction of a resolution passed by not less than two-thirds (2/3) of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by the Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our post-offering memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent out of available authorized but unissued ordinary shares.

Our post-offering memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including (but not limited to):

● the designation of the series;

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● the number of shares of the series;

● the dividend rights, dividend rates, conversion rights, voting rights; and

● the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent out of authorized but unissued preferred shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

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Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholder);

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained;

●	an act purports to abridge or abolish the individual rights of a shareholder; and

●	those who control the company are perpetrating a “fraud on the minority.”

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court of the Cayman Islands may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court of the Cayman Islands shall direct.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and the outstanding shares of our Company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Shareholders seeking to bring business before an annual general meeting or to nominate candidates for election as directors at the annual general meeting must deliver notice to the registered office not later than the close of business on the 90th day or earlier than the close of business on the 120th day prior to the scheduled date of the annual general meeting. Other than the rights mentioned above, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

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Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also cease to be a director if he (i) resigns; (ii) dies; (iii) is declared to be of unsound mind and the board of directors resolves that his office be vacated; (iv) (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally; (v) makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns by notice in writing to our Company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being or ceases to be a director by operation of law; (vi) without special leave, is absent from meetings for three consecutive meetings, and the board of directors resolves that his office is vacated; (vii) has been required by the Designated Stock Exchange (as defined in the amended and restated memorandum and articles of association); or (vii) is removed from office by the requisite majority of the directors or otherwise pursuant to our amended and restated memorandum and articles of association then in effect.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

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Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares

Upon incorporation of the Company on July 29, 2024, we issued 1 ordinary share of par value of US$0.0002 to Harneys Fiduciary (Cayman) Limited and Harneys Fiduciary (Cayman) Limited transferred this share to Mr. Ronald Vong on the same day.

On December 11, 2024, we redesignated the 1 issued ordinary share of par value US$0.0002 held by Mr. Ronald Vong to 1 Class B Ordinary Share.

[Pursuant to a restructuring agreement to be entered into prior to this offering (the “Restructuring Agreement”), the shareholders of TechCreate Solution Private Limited, being a company incorporated in Singapore on March 16, 2015 as a private company limited by shares, namely (i) Mr. Ronald Vong, (ii) Mr. Lim Heng Hai (iii) Chai Chang Ruey Fen, (iv) Vong Tze Poh, (v) Neo Meng Chu, (vi) Teo Mui Lan, and (vii) ICHAM Master Fund VCC intend to transfer their respective ordinary shares in the share capital of TechCreate Solution Private Limited, representing in aggregate 100% of the issued share capital of TechCreate Solution Private Limited, to TechCreate Group Inc. The consideration for the share transfers will be satisfied by the allotment and issuance of an aggregate of [9,999] ordinary shares with no par value in TechCreate Group Inc. to each of these shareholders. Pursuant to the Restructuring Agreement, immediately following these share transfers, each of these shareholders will in turn transfer their respective shares in TechCreate Group Inc. representing in aggregate 100% of the issued share capital of TechCreate Group Inc., to TechCreate Group Ltd. The consideration for the share transfers will be satisfied by the allotment and issuance of an aggregate of [                ] Class A Ordinary Shares and [                ] Class B Ordinary Shares in accordance with and subject to the terms of the Restructuring Agreement.]

[Grants of Options

We have granted options to purchase our ordinary shares to certain of our directors, executive officers, employees and consultants. See “Management—[Share Incentive Plans].” ]

[Registration Rights

Pursuant to our shareholders agreement dated [        ], we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the shareholders agreement.

Demand Registration Rights. At any time after the earlier of (i) [        ] or (ii) six months following the closing of a qualified initial public offering, holders of at least [        ]% of the voting power of the then outstanding registrable securities held by all such holders may request in writing that we effect a registration of at least [        ]%, or any less percentage if the anticipated gross proceeds would exceed US$[        ], of the registrable securities. Upon such a request, we shall promptly give notice of such requested registration to the other shareholders and thereupon shall use reasonable best efforts to effect, as soon as practicable, the registration under the Securities Act of all registrable securities that the holders request to be registered and included in such registration by written notice given by such holders to us within twenty days after receipt of our notice of the demand registration. However, we are not obliged to effect any such registration if we have, within the six month period preceding the date of such request, already effected a registration under the Securities Act in which the Holders had an opportunity to participate. We are obligated to effect no more than two demand registrations that have been declared effective. Further, if the registrable securities are offered by means of an underwritten offering and the underwriter advises us that marketing factors require a limitation of the number of securities to be underwritten, the number of registrable securities that may be included in the underwriting shall be reduced as required by the underwriter and allocated among the holders of registrable securities on a pro rata basis according to the number of registrable securities then outstanding held by each holder requesting registration; provided that at least [        ]%, or any lesser percentage if the anticipated gross proceeds would exceed US$[        ], of registrable securities requested to be registered shall be so included, but only after first excluding all other securities from the registration and underwritten offering.

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Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities, we shall offer shareholders an opportunity to include in the registration all or any part of the registrable securities held by such holders. If the underwriter of any underwritten offering determine that marketing factors require a limitation of the number of shares to be underwritten, and the number of shares that may be included in the registration and the underwriting shall be allocated (i) first, to us, (ii) second, to each holder requesting inclusion of its registrable securities in such registration statement on a pro rata basis based on the total number of registrable securities then held by each such holder; provided that at least [        ]% of the registrable securities requested by the holders to be included in the underwriting and registration shall be so included and all shares that are not registrable securities shall first be excluded from such registration and underwriting before any registrable securities are so excluded.

Form F-3 Registration Rights. Our shareholders may request us in writing to file an unlimited number of registration statements on Form F-3 if we qualify for registration on Form F-3. We have a right to defer filing of a registration statement for the period during which such filing would be materially detrimental to us or our members on the condition that we furnish to the holders requesting registration a certificate signed by our chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed in the near future. However, we cannot exercise the deferral right more than once during any 12-month period for a period of not more than 60 days and cannot register any other securities during such 60 day period. We are obligated to effect no more than two demand registrations that have been declared effective within any 12-month period.

Expenses of Registration. We will bear all registration expenses, other than underwriting discounts and selling commissions applicable to sale of registrable securities. However, expenses in excess of US$[     ] of any special audit required in connection with a demand registration shall be borne pro rata by the holders participating in such registration.

Termination of Obligations. We have no obligation to effect any demand, piggyback or Form F-3 registration upon the earlier of (i) the [      ] anniversary from the date of closing of a Qualified IPO as defined in the shareholders agreement, and (ii) with respect to any holder, the date on which such holder may sell without registration, all of such holder’ registrable securities Rule 144 of the Securities Act in any 90-day period.]

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Shares Eligible For Future Sale

Before this offering, there was no established public market for our Class A Ordinary Shares, and while we have applied for approval to have our Class A Ordinary Shares listed on the [Nasdaq Capital Market], we cannot assure you that a liquid trading market for the Class A Ordinary Shares will develop or be sustained after this offering. Future sales of substantial amounts of our Class A Ordinary Shares in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our Class A Ordinary Shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our Class A Ordinary Shares, including Class A Ordinary Shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our Class A Ordinary Shares and our ability to raise equity capital in the future.

Upon the closing of this offering, we will have [       ] outstanding Class A Ordinary Shares, assuming no exercise of the underwriters’ over-allotment option. Of that amount, [       ] Class A Ordinary Shares will be publicly held by investors participating in this offering, and [       ] Class A Ordinary Shares will be held by our existing shareholders, some of whom may be our affiliates as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the Class A Ordinary Shares sold in this offering will be freely transferable by persons other than our affiliates in the United States without restriction or further registration under the Securities Act. Class A Ordinary Shares purchased by one of our affiliates may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The Class A Ordinary Shares held by existing shareholders are, and any Class A Ordinary Shares issuable upon exercise of options outstanding following the completion of this offering will be, restricted securities, as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Rule 144

In general, persons who have beneficially owned restricted Class A Ordinary Shares for at least six (6) months, and any affiliate of the company who owns either restricted or unrestricted securities, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three (3) months preceding, may sell an unlimited number of restricted securities under Rule 144 if:

●	the restricted securities have been held for at least six (6) months, including the holding period of any prior owner other than one of our affiliates;
●	we have been subject to the Exchange Act periodic reporting requirements for at least ninety (90) days before the sale; and
●	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three (3) months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three (3) months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three (3) month period only that number of securities that does not exceed the greater of either of the following:

●	1% of the number of Class A Ordinary Shares then outstanding, which will equal approximately [ ] Class A Ordinary Shares immediately after the closing of this offering, assuming the underwriters do not exercise their over-allotment option; or
●	the average weekly trading volume of our Class A Ordinary Shares on the [Nasdaq Capital Market] during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three (3) months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six (6) month holding period of Rule 144, which does not apply to sales of unrestricted securities. Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

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Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. If any of our employees, executive officers or directors purchase shares under a written compensatory plan or contract, they may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares would be required to wait until ninety (90) days after the date of this prospectus before selling any such shares. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf. Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates by virtue of their status as our officer or director of may resell their restricted shares in an “offshore transaction” under Regulation S if:

●	none of the shareholder, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States, and
●	in the case of a sale of our restricted shares by an officer or director who is our affiliate solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

Additional restrictions are applicable to a holder of our restricted shares who will be our affiliate other than by virtue of his or her status as our officer or director.

Lock-up Agreements

Our directors, officers and holders of more than five percent (5%) of our outstanding Class A Ordinary Shares as of the effective date of the Registration Statement will enter into customary “lock-up” agreements in favor of the Underwriters for a period of six (6) months from the date of the Offering, and we will agree, for a period of three (3) months from the closing of the Offering, that we will not (A) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; or (B) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company. The restrictions described will be automatically extended under certain circumstances.

Other than this Offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our Class A Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Class A Ordinary Shares may dispose of significant numbers of our Class A Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our Class A Ordinary Shares, or the availability of Class A Ordinary Shares for future sale, will have on the trading price of our Class A Ordinary Shares from time to time. Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class A Ordinary Shares.

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Taxation

The following summary of the material Cayman Islands, Singapore and U.S. federal income tax consequences of an investment in the Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Class A Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, Singapore and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Harney Westwood & Riegels Singapore LLP, our Cayman Islands counsel.

Cayman Islands Taxation

Pursuant to Section 6 of the Tax Concessions Act (Revised) of the Cayman Islands, our Company has obtained an undertaking from the Financial Secretary: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to our Company or its operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of the shares, debentures or other obligations of our Company or by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Act (Revised) of the Cayman Islands. The undertaking for our Company is for a period of 20 years from January 20, 2025.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Class A Ordinary Shares or on an instrument of transfer in respect of our Class A Ordinary Shares except those which hold interests in land in the Cayman Islands and so long as the instrument of transfer is not executed in, brought to, or produced before a court of the Cayman Islands.

Singapore Tax Considerations

Dividends or Other Distributions with Respect to Ordinary Shares

All Singapore-tax resident companies are currently under the one-tier corporate tax system, or one-tier system.

Under the one-tier system, the income tax paid by a tax resident company is a final tax and its distributable profits can be distributed to shareholders as tax exempt (one-tier) dividends. Such dividends are tax exempt in the hands of a shareholder, regardless of the tax residence status, shareholding level or legal form of the shareholder.

Accordingly, dividends received in respect of the ordinary shares by either a resident or non-resident of Singapore are not subject to Singapore income tax (whether by withholding or otherwise), on the basis that we are a tax resident of Singapore and under the one-tier system.

Foreign shareholders are advised to consult their own tax advisers to take into account the tax laws of their respective countries of residence and the existence of any agreement for the avoidance of double taxation which their country of residence may have with Singapore.

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Capital Gains upon Disposition of Ordinary Shares

Singapore does not currently impose tax on capital gains. Gains arising from the disposal of the shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which may be regarded as the carrying on of a trade or business in Singapore. Such gains may also be considered income in nature, even if they do not arise from an activity in the ordinary course of trade or business or an ordinary incident of some other business activity, if the shares were purchased with the intention or purpose of making a profit by sale rather than holding for long-term investment purposes in Singapore. Conversely, gains from disposition of the shares in Singapore, if considered as capital gains rather than income by the Inland Revenue Authority of Singapore (“IRAS”), are not taxable in Singapore.

There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. The characterization of gains arising from the sale of our shares will depend primarily on the facts and circumstances (commonly referred to as the “badges of trade”) of each shareholder.

Subject to specified exceptions, Section 13W of the Singapore Income Tax Act 1947, or “SITA,” provides for certainty on the non-taxability of gains derived by a corporate taxpayer from the disposal of ordinary shares during the period from June 1, 2012 to December 31, 2027 (both dates inclusive) where:

●	the divesting company had legally and beneficially held a minimum shareholding of 20% of the ordinary shares of the company whose shares are being disposed; and

●	the divesting company had maintained the minimum 20% shareholding for a continuous period of at least 24 months immediately prior to the disposal.

The above-mentioned “safe harbor rules” prescribed under Section 13W of SITA will not apply to a divesting company under certain scenarios. These include, but are not limited to, the divesting company that is in the business of trading or holding Singapore immovable properties (excluding property development), where the shares are not listed on a stock exchange in Singapore or elsewhere, the divesting company whose gains or profits from the disposal of ordinary shares are included as part of its income based on the provisions of section 26 of the SITA, disposal of shares by a partnership, limited partnership or limited liability partnership where one or more of the partners is a company or are companies, etc.

Shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 –Financial Instruments: Recognition and Measurement, or FRS 39; the Singapore Financial Reporting Standard 109 – Financial Instruments, or FRS 109; or the Singapore Financial Reporting Standard (International) 9 – Financial Instruments, or SFRS(I) 9, may for the purposes of Singapore income tax be required to recognize gains or losses in respect of financial instruments (not being gains or losses in the nature of capital) in accordance with FRS 39, FRS 109 or SFRS(I) 9 (as the case may be) (as modified by the applicable provisions of Singapore income tax law) even where no sale or disposal of the shares is made.

Section 34A of the SITA provides of the tax treatment for financial instruments in accordance with FRS 39 (subject to certain exceptions and “opt-out” provisions) for taxpayers who are required to comply with FRS 39 for financial reporting purposes. The IRAS has also issued a circular entitled “Income Tax Implications Arising from the Adoption of FRS 39 — Financial Instruments: Recognition and Measurement.” FRS 109 or SFRS(I) 9 (as the case may be) is mandatorily effective for annual periods beginning on or after January 1, 2018, replacing FRS 39. Section 34AA of the SITA requires taxpayers who comply or who are required to comply with FRS 109 or SFRS(I) 9 (as the case may be) for financial reporting purposes to calculate their profit, loss or expense for Singapore income tax purposes in respect of financial instruments in accordance with FRS 109 or SFRS(I) 9 (as the case maybe), subject to certain exceptions. The IRAS has also issued a circular entitled “Income Tax: Income Tax Treatment Arising from Adoption of FRS 109 — Financial Instruments.”

Shareholders who may be subject to the above-mentioned tax treatments, including under Sections 34A or 34AA of the SITA, should consult their accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of the shares.

Corporate Income Tax

A Singapore tax resident corporate taxpayer is subject to Singapore income tax on:

●	income accrued in or derived from Singapore; and

●	foreign sourced income received or deemed received in Singapore, unless otherwise exempted.

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Foreign income in the form of branch profits, dividends and service fee income, or specified foreign income, received or deemed received in Singapore by a Singapore tax resident corporate taxpayer on or after June 1, 2003 are exempted from Singapore tax subject to meeting the qualifying conditions.

Foreign-sourced income is deemed to be received in Singapore when it is:

(a) remitted to, transmitted or brought into Singapore;

(b) used to pay off any debt incurred in respect of a trade or business carried on in Singapore; or

(c) used to purchase any movable property brought into Singapore.

Foreign income in the form of branch profits, dividends and service fee income (“specified foreign income”) received or deemed received in Singapore by a Singapore tax resident corporate taxpayer are exempted from Singapore tax provided that the following qualifying conditions are met:

(a)	such income is subject to tax of a similar character to income tax (by whatever name called) under the law of the territory from which such income is received;

(b)	at the time such income is received in Singapore by the person resident in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which such income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is at least 15.0%; and

(c)	the Comptroller of Income Tax (“the Comptroller”) is satisfied that the tax exemption would be beneficial to the person resident in Singapore who is receiving or deemed to be receiving the specified foreign income.

A non-Singapore tax resident corporate taxpayer, subject to certain exceptions, is subject to Singapore income tax on income accrued in or derived from Singapore, and on foreign income received or deemed received in Singapore.

A company is regarded as tax resident in Singapore if the control and management of the company’s business is exercised in Singapore. Control and management is defined as the making of decisions on strategic matters, such as those concerning the company’s policy and strategy. Generally, the location of the company’s board of directors meetings where strategic decisions are made determines where the control and management is exercised. However, under certain scenarios, holding board meetings in Singapore may not be sufficient and other factors will be considered to determine if the control and management of the business is indeed exercised in Singapore

The prevailing corporate tax rate in Singapore is 17.0% for both resident and non-resident companies.

With effect from year of assessment 2020, the partial tax exemption scheme will be limited to the first S$200,000 (instead of S$300,000 previously) of the normal chargeable income – 75.0% of the first S$10,000 and 50.0% of the next S$190,000. The remaining chargeable income that exceeds S$200,000 will be fully taxable at the prevailing corporate tax rate.

Goods and Services Tax

The sale of the shares by a Goods and Services Tax (GST)-registered investor belonging in Singapore for GST purposes to another person belonging in Singapore is an exempt supply not subject to GST. Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in connection with the making of an exempt supply is generally not recoverable from the Singapore Comptroller of GST and will become an additional cost to the investor unless the investor satisfies certain conditions prescribed under the GST legislation or satisfies certain GST concessions.

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Where the shares are sold by a GST-registered investor in the course of or furtherance of a business carried on by such investor contractually to and for the direct benefit of a person belonging outside Singapore, and that person is outside Singapore at the time the sale is executed, the sale should generally, subject to satisfaction of certain conditions, be considered a taxable supply subject to GST at 0%. Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in making such a supply in the course of or furtherance of a business may be fully recoverable from the Singapore Comptroller of GST. Investors should seek their own tax advice on the recoverability of GST incurred on expenses in connection with the purchase and sale of the shares.

Services consisting of arranging, brokering, underwriting or advising on the issue, allotment or transfer of ownership of the shares rendered by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of the shares will be subject to GST at the standard rate of 9% with effect from January 1, 2024. Similar services rendered by a GST registered person contractually to an investor belonging outside Singapore and for the direct benefit of such an investor or a GST registered person belonging in Singapore should generally, subject to the satisfaction of certain conditions, be subject to GST at 0%, provided that the investor is outside Singapore when the services are performed and the services provided do not directly benefit any Singapore persons.

United States Federal Income Tax Considerations

[The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ordinary shares by a U.S. Holder (as defined below) that acquires the Class A Ordinary Shares in this offering and holds the ordinary shares as “capital assets” (generally, property held for investment) under the Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax laws, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	holders who acquire their Class A Ordinary Shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

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●	persons holding their Class A Ordinary Shares in connection with a trade or business conducted outside the United States;

●	persons that actually or constructively own 10% or more of our stock (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Class A Ordinary Shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ordinary shares and their partners are urged to consult their tax advisors regarding an investment in the ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ordinary shares will generally be treated as the beneficial owner of the underlying shares represented by the ordinary shares. The remainder of this discussion assumes that a U.S. Holder of the ordinary shares will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our Company, will be a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce, or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

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Based upon our current and projected income and assets, including the expected proceeds from this offering, and projections as to the value of our assets (which are based on the expected market price of the ordinary shares immediately following this offering), we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the future composition of our income and assets. Fluctuations in the market price of the ordinary shares may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ordinary shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, and because our PFIC status is an annual factual determination, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC for any year during which a U.S. Holder holds the ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ordinary shares.

The discussion below under “— Dividends” and “— Sale or Other Disposition” is written on the basis that we will not be or become a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “— Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on the ordinary shares (including the amount of any Singapore tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ordinary shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (1) the ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met.

For U.S. foreign tax credit purposes, dividends paid on the ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ordinary shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which may limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

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Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds the ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition including, under certain circumstances, a pledge, of ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ordinary shares, and any of our subsidiaries is also a PFIC (a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the ordinary shares, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ordinary shares and we cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns the ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the ordinary shares if we are or become a PFIC. ]

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Underwriting

In connection with this offering, we will enter into an underwriting agreement with Revere Securities LLC., as representative of the Underwriters named herein, or the representative (collectively referred to as “Underwriters”), in this offering. The representative may retain other brokers or dealers to act as sub-agents or selected dealers on their behalf in connection with this offering. Subject to the terms and conditions of the underwriting agreement, each of the Underwriters has severally and not jointly agreed to purchase, on a firm commitment basis, and we have agreed to sell to each of the Underwriters, the number of Class A Ordinary Shares listed next to their names in the following table, at the initial public offering price less the underwriting discounts set forth on the cover page of this prospectus.

Underwriter	Number of Class A Ordinary Shares
Revere Securities LLC.	[ ]

Total	[ ]

The Underwriters are committed to purchase all the Class A Ordinary Shares offered by this prospectus if it purchases any Class A Ordinary Shares. The Underwriters are not obligated to purchase Class A Ordinary Shares covered by the Underwriters’ over-allotment option to purchase Ordinary Shares as described below. The Underwriters are offering the Class A Ordinary Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the Underwriters of officer’s certificates and legal opinions. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Pricing of this Offering

Prior to this offering, there has been no public market for our Class A Ordinary Shares. The initial public offering price for our Class A Ordinary Shares will be determined through negotiations between us and the Underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the representative believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development and other factors deemed relevant. The initial public offering price of our Class A Ordinary Shares in this offering does not necessarily bear any direct relationship to the assets, operations, book value or other established criteria of value of our Company.

Over-Allotment Option

We have granted to the Underwriters an over-allotment option, exercisable for not later than 45 days after the closing of this offering, to purchase up to an aggregate of [       ] additional Class A Ordinary Shares (equal to 15% of the total number of Class A Ordinary Shares offered by us) at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The representative may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus.

Discounts and Expenses

The underwriting discounts for the shares and the over-allotment shares are equal to 7.5% of the initial public offering price.

The following table shows the price per share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. The total amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Per Class A Ordinary Share		Total Without Over-Allotment Option		Total With Full Over-Allotment Option
Initial public offering price	$	[ ]	$	[ ]	$	[ ]
Underwriting fees and commissions (7.5%)(1)	$	[ ]	$	[ ]	$	[ ]
Proceeds, before expenses, to us	$	[ ]	$	[ ]	$	[ ]

(1) We have agreed to pay the underwriting discounts of seven and one half percent (7.5%) of the gross proceeds of this offering, at the closing of this offering, and each closing of the over-allotment option, if any. The fees do not include the expense reimbursement as described below.

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We will also pay to the Underwriters by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to 1.0% of the gross proceeds received by us from the sale of the shares, including any shares issued pursuant to the exercise of the representative’s over-allotment option.

We have also agreed to reimburse the representative, promptly when invoiced, up to a maximum of $220,000 for all of its reasonable, out-of-pocket accountable expenses (including, but not limited to, travel, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow and background checks on the Company’s principals) in connection with the performance of its services in connection with this offering, regardless of whether this offering closes, provided that any expenses over $5,000 shall require prior written or email approval of us. Upon the termination of the engagement of the representative or the closing of this offering, whichever is earlier, we agree to pay promptly in cash any unreimbursed expenses that have been accrued as of such date. Whether or not this offering is successfully completed, the Company shall be responsible for reasonable, necessary and accountable out-of-pocket expenses relating to this offering including but not limited to:(a) the costs of preparing, printing and filing the registration statement with the SEC, including amendments and supplements, and post-effective amendments, as well as filing with FINRA, and payment of all necessary fees in connection with and the printing of a sufficient quantity of preliminary and final prospectuses as the representative and underwriters may reasonably request; (b) the costs of preparing, printing and delivering exhibits thereto in such quantities as the representative and underwriters may reasonably request; (c) all fees, expenses and disbursements related to the registration, qualification or exemption of securities offered under the securities laws of foreign jurisdictions designated by the representatives and underwriters and pre-approved by us; (d) the fees of counsel(s) and accountants for the Company, including fees associated with any blue sky filing where applicable; (e) fees associated with the Company’s transfer agent; (f) fees, if necessary, associated with translation services; (g) expenses related to road shows; and (h) the costs of any pre-approved due diligence work in legal, finance and business.

We have agreed to pay advisory fees to the representative in connection with the offering in the amount of $85,000. As of the date of this prospectus, $45,000 has been paid to the representative, and the remaining $40,000 will be paid within three business days upon listing of the Company.

We will bear all of our fees, disbursements and expenses in connection with this offering. We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and non-accountable expense allowance, will be approximately $[1,500,000].

Representative’s Warrants

We have agreed to issue to the Underwriters and to register herein representative’s warrants to purchase up to [•] Class A Ordinary Shares (equal to five percent (5%) of the total number of Class A Ordinary Shares sold in this offering) and to also register herein such underlying Class A Ordinary Shares. In accordance with FINRA Rule 5110(e)(1), and except as otherwise permitted by FINRA rules, neither the representative’s warrants nor any of our Class A Ordinary Shares issued upon exercise of the representative’s warrants shall not be sold during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of the commencement of sales of the offering (in accordance with FINRA Rule 5110), except that they may be transferred to any member participating in the offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction for the remainder of the time period. The representative’s warrants shall be exercisable commencing six months from the date of the offering and at any time, in whole or in part for a term of three (3) years, at a per share price of 120% of the offering price of the Class A Ordinary Shares offered hereby. The representative’s warrants contain cashless exercise provisions and are non-callable and non-cancellable with immediate demand and/or piggy-back registration rights to the satisfaction of the Underwriters at our expense, so that they are registered in this offering. The representative’s warrants and the underlying Class A Ordinary Shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e)(1). The representative’s warrants and the underlying Class A Ordinary Shares are being registered by the registration statement of which this prospectus forms a part. We agreed to maintain an effective registration statement on Form F-1 (or Form F-3, if we are eligible to use such form) until such date that is the earlier of the date when all of the Class A Ordinary Shares underlying the Representative’s Warrants have been publicly sold by holder of such warrants or such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Class A Ordinary Shares underlying the representative’s warrants without registration.

We will bear all fees and expenses attendant to registering the Class A Ordinary Shares underlying the Representative’s Warrants, other than any underwriting commissions incurred and payable by the warrant holders. The exercise price and number of Class A Ordinary Shares issuable upon exercise of the Representative’s Warrants may be adjusted in certain circumstances, including in the event of a share dividend, share split or other similar recapitalization events.

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Lock-up Agreements

The Company’s directors, officers and holders of more than five percent (5%) of the Company’s outstanding Class A Ordinary Shares as of the effective date of the Registration Statement will enter into customary “lock-up” agreements in favor of the Underwriters for a period of six (6) months from the date of the Offering, and each of the Company and any successors of the Company will agree, for a period of three (3) months from the closing of the Offering, that each will not (A) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; or (B) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company. The restrictions described will be automatically extended under certain circumstances.

Right of First Refusal

We have agreed to grant to the representative, provided that this offering is completed, for a period of 12 months from the closing of the offering, the right, on an exclusive basis, to provide investment banking services in the matters below for which investment banking services are sought (such right, the “Right of First Refusal”), which right is exercisable in the representative’s sole discretion. For these purposes, investment banking services shall include, (a) acting as lead or joint-lead manager for any underwritten public offering; (b) acting as lead or joint book-runner and/or lead or joint placement agent, initial purchaser in connection with any private offering of securities of the Company; and (c) acting as financial advisor in connection with any sale or other transfer by us, directly or indirectly, of a majority or controlling portion of our capital stock or assets to another entity, any purchase or other transfer by another entity, directly or indirectly, of a majority or controlling portion of our capital stock or assets, and any merger or consolidation of our Company with another entity. The Right of First Refusal granted hereunder may be terminated by the Company for “cause,” which shall mean a material breach by the Underwriters of the terms of its engagement letter with the Company or a material failure by the Underwriters to provide the services as contemplated by such engagement letter.

No Sales of Similar Securities

We have agreed not to (A) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock; or (B) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock, for a period of three (3) months from the effective date of registration statement of which this prospectus forms a part.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering arising under the Securities Act and the Exchange Act and to contribute to payments that the underwriters may be required to make for these liabilities.

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Electronic Offer, Sale and Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters or selling group members, if any, or by their affiliates, and the Underwriters may distribute the prospectus electronically, such as by way of email. The Underwriters may agree to allocate a number of Ordinary Shares to selling group members for sale to their online brokerage account holders. The Class A Ordinary Shares to be sold pursuant to Internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, these websites and any information contained in any other website maintained by these entities is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Underwriters, and should not be relied upon by investors.

Passive Market Making

Any underwriter who is a qualified market maker on [Nasdaq] may engage in passive market making transactions on [Nasdaq], in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Potential Conflicts of Interest

The Underwriters and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of its business for which it may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the Underwriters and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for its own accounts and for the accounts of its customers and such investment and securities activities may involve securities and/or instruments of our Company. The Underwriters and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to its clients that they acquire, long and/or short positions in such securities and instruments.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Class A Ordinary Shares offered by this prospectus is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters to bid for and to purchase our Class A Ordinary Shares. As an exception to these rules, the Underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our Class A Ordinary Shares. The Underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

●	Stabilizing transactions consist of bids or purchases made by the Underwriters for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.
●	Short sales and over-allotments occur when the Underwriters sells more of our Class A Ordinary Shares than they purchase from us in this offering. In order to cover the resulting short position, the Underwriters may exercise the over-allotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The Underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the Underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of shares covered by the registration statement.
●	Syndicate covering transactions are bids for or purchases of our securities on the open market by the Underwriters on behalf of the underwriting syndicate in order to reduce a short position incurred by the Underwriters on behalf of the underwriting syndicate.
●	A penalty bid is an arrangement permitting the Underwriters to reclaim the selling concession that would otherwise accrue to an underwriter if the ordinary shares originally sold by such underwriter were later repurchased by the Underwriters and therefore were not effectively sold to the public by such underwriter.

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Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A Ordinary Shares or preventing or delaying a decline in the market price of our Class A Ordinary Shares. As a result, the price of our Class A Ordinary Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our Class A Ordinary Shares. These transactions may occur on [Nasdaq Capital Market] or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Offer Restrictions Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Class A Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Class A Ordinary Shares, where action for that purpose is required. Accordingly, the Class A Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Class A Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this Offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Abu Dhabi Global Market (“ADGM”). This prospectus relates to an Exempt Offer as that term is defined in Rule 4.3.1 of the Markets Rulebook of the Financial Services Regulatory Authority (“FSRA”). This prospectus is intended for distribution only to persons of a type specified in 4.3.1 of the FSRA Markets Rulebook. It must not be delivered to, or relied on by, any other person. The FSRA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The FSRA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The Class A Ordinary Shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Class A Ordinary Shares offered should conduct their own due diligence on the Ordinary Shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Australia. This prospectus:

●	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

●	has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

●	does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

●	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The Class A Ordinary Shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the Class A Ordinary Shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any Class A Ordinary Shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the Class A Ordinary Shares, you represent and warrant to us that you are an Exempt Investor.

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As any offer of Class A Ordinary Shares under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the Class A Ordinary Shares, you undertake to us that you will not, for a period of 12 months from the date of issue of the Class A Ordinary Shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada. The Class A Ordinary Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Class A Ordinary Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this Offering.

Cayman Islands. This prospectus does not constitute a public offer of the Class A Ordinary Shares, whether by way of sale or subscription, in the Cayman Islands. Class A Ordinary Shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Dubai International Financial Centre (“DIFC”). This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area — Belgium, Germany, Luxembourg and Netherlands. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive was implemented in that Relevant Member State (the Relevant Implementation Date), an offer of the Class A Ordinary Shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the Class A Ordinary Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that

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Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of Class A Ordinary Shares may be made to the public in that Relevant Member State at any time:

●	to any legal entity which is a qualified investor as defined under the Prospectus Directive;

●	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above paragraph, the expression “an offer of the Class A Ordinary Shares to the public” in relation to any Class A Ordinary Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe the Class A Ordinary Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression Prospectus Directive means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

France. This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code Monétaire et Financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des Marchés Financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation; and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2 and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland. The information in this document does not constitute a prospectus under any Irish laws or regulations, and this document has not been filed with or approved by any Irish regulatory authority, as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations; and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Hong Kong. The Class A Ordinary Shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Class A Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Class A Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

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Israel. The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing of the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy. The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Societ - $$ - Aga e la Borsa, “CONSOB”) pursuant to Italian securities legislation, and, accordingly, no offering material relating to the securities may be distributed in Italy, and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●	to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971, as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan. The Class A Ordinary Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, rules and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Kazakhstan. This prospectus does not constitute an offer, or an invitation to make offers, to sell, purchase, exchange or otherwise transfer shares in Kazakhstan to or for the benefit of any Kazakhstan person or entity, except for those persons or entities that are capable to do so under the legislation of the Republic of Kazakhstan and any other laws applicable to such capacity of such persons or entities. This prospectus shall not be construed as an advertisement (i.e., information intended for an unlimited group of persons which is distributed and placed in any form and aimed to create or maintain interest in the Company and its merchandise, trademarks, works, services and/or its securities and promote their sales) in, and for the purpose of the laws of, Kazakhstan, unless such advertisement is in full compliance with Kazakhstan laws.

Kuwait. Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the Class A Ordinary Shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

133

Malaysia. No prospectus or other offering material or document in connection with the offer and sale of the Class A Ordinary Shares has been or will be registered with the Securities Commission of Malaysia (the “Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class A Ordinary Shares may not be circulated or distributed, nor may the Class A Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the Class A Ordinary Shares, as principal, if the offer is on terms that the Class A Ordinary Shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the Class A Ordinary Shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the Class A Ordinary Shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan.

Portugal. This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document, and they may not distribute it or the information contained in it to any other person.

Qatar. In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Russian Federation. This prospectus or information contained therein is not an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities in the Russian Federation to or for the benefit of any Russian person or entity, and does not constitute an advertisement or offering of any securities in the Russian Federation within the meaning of Russian securities laws. Information contained in this prospectus is not intended for any persons in the Russian Federation who are not “qualified investors” within the meaning of Article 51.2 of the Federal Law no. 39-FZ dated 22 April 1996 “On the securities market” (as amended) (“Russian QIs”) and must not be distributed or circulated into the Russian Federation or made available in the Russian Federation to any persons who are not Russian QIs, unless and to the extent they are otherwise permitted to access such information under Russian law.

Saudi Arabia. This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

134

Singapore. This prospectus or any other offering material relating to the Class A Ordinary Shares has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, (a) the Class A Ordinary Shares have not been, and will not be, offered or sold or made the subject of an invitation for subscription or purchase of such Class A Ordinary Shares in Singapore, and (b) this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class A Ordinary Shares have not been and will not be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor as specified in Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Class A Ordinary Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Class A Ordinary Shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Sweden. This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document, and they may not distribute it or the information contained in it to any other person.

Switzerland. The Class A Ordinary Shares will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our Company or the Class A Ordinary Shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the Class A Ordinary Shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the Class A Ordinary Shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the Class A Ordinary Shares.

135

Taiwan. The Class A Ordinary Shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the Class A Ordinary Shares in Taiwan.

United Arab Emirates Outside of the DIFC and the ADGM. This prospectus has not been reviewed, approved, or licensed by the Securities and Commodities Authority (“SCA”) and does not constitute a public offering of securities in the UAE as that term is defined in SCA Chairman Resolution No. 13/R.M. of 2021 Concerning the Regulations Manual of the Financial Activities and Status Regularization Mechanisms Rulebook (“SCA Rulebook”). This prospectus will only be made available on an exempt Private Offering basis pursuant to Article 6, Chapter 5, of Section 3 of the SCA Rulebook to Professional Investors or Counterparties, as each of the terms is defined in the SCA Rulebook, respectively, or on a reverse solicitation basis. Nothing in this prospectus constitutes the provision of any type of financial service engagement in any of the financial activities set out in Article 1, Chapter 2 of the SCA Rulebook.

The SCA accepts no liability in relation to the marketing, issuance and/or sale of the shares and is not making any recommendation with respect to any investment. Nothing contained in this prospectus is intended to constitute UAE investment, legal, tax, accounting or other professional advice. This prospectus is for the information of prospective investors only and nothing in this prospectus is intended to endorse or recommend a particular course of action. Prospective investors should consult with an appropriate professional for specific advice rendered on the basis of their situation.

United Kingdom. This prospectus is only being distributed to and is only directed at, and any offer subsequently made may only be directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The Class A Ordinary Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Class A Ordinary Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Vietnam. This offering of Class A Ordinary Shares has not been and will not be registered with the State Securities Commission of Vietnam under the Law on Securities of Vietnam and its guiding decrees and circulars.

136

Expenses Related To This Offering

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the Class A Ordinary Shares by us. With the exception of the SEC registration fee, the [Nasdaq Capital Market] listing fee and the Financial Industry Regulatory Authority (“FINRA”) filing fee, all amounts are estimates.

SEC registration fee	US$10,000
Listing fee	US$50,000
FINRA filing fee	US$5,000
Printing and engraving expenses	US$7,000
Legal fees and expenses	US$613,000
Accounting fees and expenses	US$350,000
Miscellaneous	US$463,000
Total	US$1,500,000

These expenses will be borne by us, except for underwriting discounts and commissions, which will be borne by us in proportion to the numbers of Class A Ordinary Shares sold in the offering by us.

137

Legal Matters

We are being represented by Sidley Austin LLP with respect to certain legal matters as to United States federal securities law. The Underwriters are being represented by Ortoli Rosenstadt LLP with respect to certain legal matters as to United States federal securities law, and Bird & Bird ATMD LLP with respect to certain legal matters as to Singapore law. The validity of the Class A Ordinary Shares offered in this offering will be passed upon for us by Harney Westwood & Riegels Singapore LLP. Certain legal matters as to Singapore law will be passed upon for us by Shook, Lin & Bok LLP. Sidley Austin may rely upon Harney Westwood & Riegels Singapore LLP with respect to matters governed by Cayman Islands law and Shook, Lin & Bok LLP with respect to matters governed by Singapore law.

138

Experts

The financial statements as of and for the years ended December 31, 2023 and 2024, and the related financial statement schedule included in this prospectus have been audited by Audit Alliance LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The office of Audit Alliance LLP is located at 10 Anson Road, #20-16, International Plaza, Singapore 079903.

139

Where You Can Find Additional Information

We have filed a registration statement, including relevant exhibits and schedules, with the SEC on Form F-1 under the Securities Act with respect to the underlying Class A Ordinary Shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the Class A Ordinary Shares.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

140

TECHCREATE GROUP LTD

F-1

Report of Independent Registered Public Accounting Firm

To:	The Board of Directors and Shareholders of
TechCreate Group Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TechCreate Group Ltd and its subsidiaries (the “Company”) as of December 31, 2023 and 2024, and the related consolidated statements of operations and comprehensive losses, changes in stockholders’ equity, and cash flows for the year ended December 31, 2023 and 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2023 and 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2023.

Singapore

June 4, 2025

PCAOB ID Number 3487

F-2

TECHCREATE GROUP LTD

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2023	2024	2024
	S$	S$	US$
ASSETS
Current Assets
Deferred Cost	824,822	576,562	426,956
Contract Assets	76,157	145,383	107,659
Accounts and Other Receivable	119,067	276,734	204,927
Amount Due from Shareholders	4,900	4,900	3,629
Amount Due from Related Party	56,887	11,772	8,717
Cash and Cash Equivalents	997,846	1,205,951	893,032
Deferred Offering Costs	-	457,718	338,950
Total Current Assets	2,079,679	2,679,020	1,983,870

Non-Current Assets
Property, Plant and Equipment, net	9,014	7,929	5,872
Right-of-Use Assets – Operating Leases	49,870	83,288	61,677
Deferred Cost	246,246	57,400	42,506
Other Receivables	11,488	-	-
Total Non-Current Assets	316,618	148,617	110,055
TOTAL ASSETS	2,396,297	2,827,637	2,093,925

Commitments and Contingencies	-	-	-

LIABILITIES
Current Liabilities
Contract Liabilities	1,307,594	981,651	726,934
Account and Other Payables	110,623	100,653	74,536
Amount Due to Directors	6,943	14,907	11,039
Operating Lease Liability	26,788	39,815	29,484
Income Tax Payables	27,408	277	205
Working Capital Loans	-	151,714	112,347
Total Current Liabilities	1,479,356	1,289,017	954,545

Non-Current Liabilities:
Operating Lease Liability	27,290	47,233	34,977
Contract Liabilities	238,124	8,247	6,107
Working Capital Loans	-	608,416	450,545
Total Non-Current Liabilities	265,414	663,896	491,629
TOTAL LIABILITIES	1,744,770	1,952,913	1,446,174

SHAREHOLDERS’ EQUITY
Ordinary Shares, US$0.0002 par value, 250,000,000 shares authorized, 1 share issued and outstanding as of December 31, 2023 and 2024 respectively.	-	-	-
Additional Paid-in Capital	109,800	1,351,540	1,000,844
Accumulated Other Comprehensive Loss	(2,158)	(7,875)	(5,832)
Retained Earnings/ (Accumulated Losses)	543,885	(468,941)	(347,261)
Total Shareholders’ Equity	651,527	874,724	647,751
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,396,297	2,827,637	2,093,925

* Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

F-3

TECHCREATE GROUP LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	2023	2024	2024
	Reclassification**
	S$	S$	US$
Revenue	2,879,645	3,104,324	2,298,818
Cost of revenue	(1,460,778)	(2,210,508)	(1,636,928)
Gross profit	1,418,867	893,816	661,890

Selling and distribution expenses	(704,128)	(786,428)	(582,367)
Research and development expenses	(7,000)	-	-
General and administrative expenses	(754,802)	(976,411)	(723,053)
Total operating expenses	(1,465,930)	(1,762,839)	(1,305,420)

Loss from operations	(47,063)	(869,023)	(643,530)
Other income (expenses)
Other income	52,375	30,828	22,829
Interest expense	-	(41,952)	(31,066)
Total other income (expenses)	52,375	(11,124)	(8,237)
Income/ (Loss) before income tax	5,312	(880,147)	(651,767)
Income tax expense	(200,107)	(132,679)	(98,252)
Net loss	(194,795)	(1,012,826)	(750,019)

Other comprehensive loss, net of tax
Currency translation differences arising from consolidation	6,421	(5,717)	(4,234)
Net comprehensive loss	(188,374)	(1,018,543)	(754,253)

Net loss per share attributable to ordinary shareholders
Basic and diluted*	(194,795)	(1,012,826)	(750,019)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted*	1	1	1

* Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 1.

** Comparative amounts of S$326,747 was reclassified from general and administrative expenses to selling and distribution expenses for consistency. Since the amounts were reclassification within operating expenses, the reclassification did not have any effect on the net loss.

The accompanying notes are an integral part of these consolidated financial statements.

F-4

TECHCREATE GROUP LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares			Retained	Accumulated
	Number of shares*	Amount	Additional paid-in capital	earnings/ (Accumulated losses)	other comprehensive loss	Total equity
		S$	S$	S$	S$	S$
Balance as at January 1, 2023	1	-	104,900	1,044,690	(8,579)	1,141,011
Net loss	-	-	-	(194,795)	-	(194,795)
Investment in subsidiary	-	-	4,900	-	-	4,900
Foreign currency translation	-	-	-	-	6,421	6,421
Dividends distribution	-	-	-	(306,010)	-	(306,010)
Balance as at December 31, 2023	1	-	109,800	543,885	(2,158)	651,527
Issuance of shares	-	-	1,241,740	-	-	1,241,740
Net loss	-	-	-	(1,012,826)	-	(1,012,826)
Foreign currency translation	-	-	-	-	(5,717)	(5,717)
Balance as at December 31, 2024	1	-	1,351,540	(468,941)	(7,875)	874,724

		US$	US$	US$	US$	US$
Balance as at December 31, 2024		-	1,000,844	(347,261)	(5,832)	647,751

* Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

F-5

TECHCREATE GROUP LTD

CONSOLIDATED STATEMENTS OF CASH FLOW

	2023	2024	2024
	S$	S$	US$
Cash flows from operating activities
Net loss	(194,795)	(1,012,826)	(750,019)

Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation	7,450	8,933	6,615
Operating lease expenses	27,711	40,408	29,923
Working capital loan interest	-	41,952	31,066
Changes in operating assets and liabilities
Deferred cost	(80,766)	437,106	323,686
Contract assets	188,760	(69,226)	(51,263)
Trade and other receivables	58,179	(146,179)	(108,249)
Amount due from directors	176,685	-	-
Amount due from related parties	(41,479)	45,115	33,409
Contract liabilities	(13,939)	(553,690)	(410,019)
Trade and other payables	55,098	(9,970)	(7,383)
Lease liabilities	(26,231)	(40,856)	(30,255)
Income tax payable	(15,431)	(27,131)	(20,091)
Net cash generated from/ (used in) operating activities	141,242	(1,286,364)	(952,580)

Cash flow from investing activities:
Acquisition of property, plant and equipment	(10,651)	(7,848)	(5,812)
Net cash used in investing activities	(10,651)	(7,848)	(5,812)

Cash flows from financing activities:
Dividend paid to equity holders	(306,010)	-	-
Amount due to shareholders	3,719	7,964	5,898
Repayment of working capital loans	-	(131,822)	(97,617)
Proceeds from working capital loans	-	850,000	629,443
Proceeds from issuance of shares	-	1,241,740	919,535
Deferred offering costs	-	(457,718)	(338,950)
Net cash (used in)/ generated from financing activities	(302,291)	1,510,164	1,118,309
Effects of changes in foreign exchange of cash	6,422	(7,847)	(5,811)
Net (decrease)/ increase in cash and cash equivalents	(165,278)	208,105	154,106
Cash and cash equivalents at beginning of financial year	1,163,124	997,846	738,926
Cash and cash equivalents at end of financial year	997,846	1,205,951	893,032

Supplemental cash flow information
Income taxes paid	(22,597)	(25,423)	(18,826)
Withholding taxes paid	(193,022)	(134,423)	(99,543)
Cash paid for interest	-	(41,952)	(31,066)
Capital contribution subscription receivable from shareholder	4,900	-	-

The accompanying notes are an integral part of these consolidated financial statements.

F-6

TECHCREATE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — NATURE OF BUSINESS AND REORGANIZATION

Techcreate Group Ltd (the “Company” or “Techcreate”) was incorporated as an exempted limited liability company under the laws of the Cayman Islands on July 29, 2024. The Company issued 1 ordinary share on July 29, 2024. The Company has no substantial operations other than holding all of the outstanding share capital of Techcreate Group Inc (“Techcreate BVI”) established under the laws of the British Virgin Islands (“BVI”) on July 31, 2024. Techcreate BVI, intermediate holding company, has no substantial operations other than holding all of the equity interest of subsidiaries of the Company as mentioned below.

The Company, through its wholly-owned subsidiaries (collectively, the “Group”), primarily engages in sale and provision of software licenses, information technology related professional and consultancy services, in Singapore. The Company is principally engaged in investment holding.

The consolidated financial statements of the Company include the following entities:

Entity	Date of incorporation	Place of incorporation	Ownership	Principal activities
Techcreate BVI (“TBVI”)	July 31, 2024	British Virgin Islands	100%	Investment holding
Techcreate Solution Private Limited. (“TSPL”)	March 16, 2015	Singapore	100%	Management consultancy services
Diginius Pte. Ltd. (“DPL”)	February 6, 2020	Singapore	100%	Sale of software licenses
TC Digital Pte. Ltd. (“TCDPL”)	May 12, 2023	Singapore	100%	Management consultancy services

On January 1, 2022, the Company through one of its subsidiaries, TSPL (the “Buyer”), entered into a definitive agreement (the “Definitive Agreement”) for the acquisition of a related party, DPL, a technology company headquartered in Singapore. DPL is under the common control of its existing shareholders, who collectively owned all the equity interests of DPL and TSPL. The existing shareholders entered into a share swap arrangement with the TSPL, in which, Mr. Ronald Vong Chin Hua and Mr. Lim Heng Hai (collectively “shareholders”), transferred their existing 5,100 ordinary shares in DPL to the Company, in exchange for 5,100 ordinary shares in the Company. TSPL issued 5,100 ordinary shares on January 1, 2022.

The Company is expected to complete an internal reorganization prior to the Company’s initial public offering, which will involve the subscription by the shareholders of Techcreate BVI of certain shares in the Company in consideration of the transfer of their respective equity interest in Techcreate BVI to the Company. Upon completion of the aforementioned, the Company will become the ultimate holding company of the operating subsidiaries.

On October 30, 2024, TSPL completed its acquisition of shares in DPL via a share swap arrangement with its shareholders, Mr Ronald Vong Chin Hua and Mr Lim Heng Hai, who collectively owned all the equity interests of DPL. The existing shareholders entered into a share swap agreement with TCSPL, in which, Mr Ronald Vong Chin Hua and Mr Lim Heng Hai transferred their existing 3,900 ordinary shares and existing 1,000 ordinary shares respectively, in DPL to TSPL in exchange for no consideration.

On November 30, 2024, TSPL completed its acquisition of shares in TCDPL via a share swap arrangement with its shareholder, Mr Ronald Vong Chin Hua, who owned 49% of the equity interest in TCDPL. The existing shareholder entered into a share swap agreement with TCSPL, in which, Mr Ronald Vong Chin Hua transferred his existing 4,900 ordinary shares in TCDPL to TSPL.

F-7

TECHCREATE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies

Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission (the “SEC”).

Principles of consolidation

The consolidated financial statements are prepared based on the basis that the reorganization has been accounted for as a business combination among entities under common control since the same controlling shareholders controlled all these entities before and after the reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period eliminating the effects of intra-entity transactions.

The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

On consolidation the entities should be combined for all periods that the relationship of common control started and the transaction would be treated as a capital transaction with any gain or loss on acquisition adjusted through equity. The consolidated entity would not recognize any goodwill and/or gain/losses from the acquisition and results of operations would be presented for all periods under common control.

The consolidated financial statements of the Company were prepared by applying the pooling of interest method. Such manner of presentation reflects the economic substance of the companies, which were under common control throughout the relevant period, as a single economic enterprise, although the legal parent-subsidiary relationships were not established.

Risks and uncertainties

The main operations of the Company are in Singapore. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Singapore, as well as by the general state of the economy in Singapore. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Singapore. The Company believes that it is following existing laws and regulations including its nature of business disclosed in Note 1, such experience may not be indicative of future results.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. On an ongoing basis, management evaluates estimates, including but not limited to, those related to allocation of transaction price to each performance obligation, allowance for credit loss for accounts receivable, impairment assessment of long-lived assets, fair value of financial instrument, deferred taxes valuation allowance and incremental borrowing rate of operating leases. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable. As a result, management makes judgments regarding the carrying values of the Company’s assets and liabilities that are not readily apparent from other sources. Authoritative pronouncements, historical experience and assumptions are used as the basis for making estimates. Actual results may differ from these estimates.

F-8

TECHCREATE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Foreign currency translation

The accompanying consolidated financial statements are presented in the Singapore Dollars (“S$”), which is the reporting currency of the Company. The functional currency of the Company in the Cayman Islands is United States Dollars (“US$”), its other subsidiaries which are incorporated in Singapore, subsidiary incorporated in BVI, and newly acquired subsidiary are in Singapore Dollars (“S$”), United States Dollars (“US$”)and United States Dollars (“US$”), respectively, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated statements of operations and comprehensive income during the year in which they occur.

The following table outlines the currency exchange rates that were used in the consolidated financial statements in this report:

	December 31, 2023	December 31, 2024
Year-end spot rate	S$1 = US$1.3321	S$1 = US$1.3603
Average rate	S$1 = US$1.3426	S$1 = US$1.3380

The financial statements of the Company of which the functional currency is not S$ are translated from their respective functional currency into S$. Assets and liabilities denominated in foreign currencies are translated into S$ at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into S$ at the appropriate historical rates. Income and expense items are translated into S$ using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income or loss in the consolidated statements of operations and comprehensive loss, and the accumulated currency translation adjustments are presented as a component of accumulated other comprehensive income or loss in the consolidated statements of changes in shareholders’ equity.

Convenience translation

Translations of amounts in the consolidated balance sheet, consolidated statements of operations and comprehensive income and consolidated statements of cash flows from S$ into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = S$1.3504 as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Cash and cash equivalents

The Company considers cash equivalents to be short-term, that are readily convertible to cash and have a maturity of three months or less at the time of purchase. Cash and cash equivalents consist of cash on hand, demand deposit placed with financial institutions, which is unrestricted as to withdrawal and use. Management believes that the banks and other financial institutions are of high credit quality and continually monitors the credit worthiness of these banks and financial institutions.

F-9

TECHCREATE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Accounts receivable

Accounts receivable include trade accounts due from customers. Management reviews the adequacy of the allowance for credit loss on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history, and the current economic conditions to make adjustments in the allowance for credit loss when it is considered necessary. Allowance for credit loss is written off after all means of collection have been exhausted and the potential for recovery is considered remote. Management continues to evaluate the reasonableness of the allowance for credit loss policy and update, if necessary.

Other receivables

Other receivables primarily consist of prepaid expenses for insurance and refundable deposits for leases. These amounts bear no interest. Management reviews its prepayments and refundable deposits placed with counterparties on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of December 31, 2023 and 2024, no allowance was deemed necessary. Management believes that these counterparties are of high credit quality and continually monitors the credit worthiness of these counterparties.

Property, plant and equipment, net

Property, plant and equipment are stated at cost, less accumulated depreciation, and impairment loss, if applicable. Depreciation is computed using the straight-line method after consideration of the estimated useful lives. The estimated useful lives are as follows:

Useful life
Office equipment	2 years
Computer	2 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statements of operations and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterment, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

The Company’s long-lived assets with finite lives, including property, plant and equipment, net are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2023 and 2024, no impairment of long-lived assets was recognized.

F-10

TECHCREATE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

● Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

● Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

● Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Cash and cash equivalents, accounts receivable, net, other receivables, financial instrument, operating lease liabilities, accounts payable, other payables, amount due from shareholders, amount due from related party and amount due to directors are financial assets and liabilities and working capital loans are subject to fair value measurement. The Company’s financial assets and liabilities are short-term in nature, therefore, management believes their carrying value approximate their fair value.

F-11

TECHCREATE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Leases

The Company determines if an arrangement is a lease at inception. A lease is classified at the inception date as either a finance lease or an operating lease. As the lessee, operating leases are included in operating lease right-of-use (“ROU”) assets, current operating lease liabilities and non-current operating lease liabilities, in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to April 1, 2020 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

The Company has an operating lease for offices, including an option to renew which is at the Company’s sole discretion. The renewal to extend the lease term is included in the Company’s ROU assets and operating lease liabilities as they are reasonably certain of exercise. The Company regularly evaluates the renewal option, and, when it is reasonably certain of exercise, the Company will include the renewal period in its lease term. New lease modifications result in re-measurement of the ROU assets and operating lease liabilities. The Company’s lease agreement does not contain any material residual value guarantees or material restrictive covenants.

The operating lease is included in operating lease right-of-use assets, operating lease liabilities-current and operating lease liabilities-non-current on the consolidated balance sheets.

The Company has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. Lease payments associated with these leases are expensed as incurred.

Revenue recognition

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”), on April 1, 2021 using the modified retrospective approach. The Company’s accounting for revenue recognition remains substantially unchanged prior to adoption of ASC 606. There were no cumulative effect adjustments for prior to April 1, 2020. The effect from the adoption of ASC 606 was not material to the Company’s financial statements.

The Company recognizes revenues when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the client.

F-12

TECHCREATE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Revenue recognition (cont.)

Sale of products

Revenue for sales of products, which are primarily IT hardware and software licenses are recognized at a point in time when the Company has satisfied its performance obligation. The key performance obligation of the Company is delivery of products or collection by customer has occurred, evidenced by the acceptance of products by customers, whereby physical and legal control of the products is passed from the Company to its customer, and there’s no unfulfilled obligation from the Company. Customer returns have historically represented a small percentage of customer sales on an annual basis. The Company does not provide warranty but gives customers one week of validation period for right of return.

Upon local customers’ acceptance/acknowledgement on the acceptance of products, control of the products is passed from the Company to the customer, at which the Company believes it has satisfied its performance obligation to recognize revenue. No element of financing is deemed present as typical payment term is 30 days from the date of issuance of invoice.

Service revenue

Revenue for the rendering of hosting and support services, rendering of professional services and maintenance services are recognized over time when the Company has satisfied its performance obligation to recognize revenue. The key performance obligation of the Company is when the services have been performed and rendered, evidenced by the acceptance of services by customers, and there’s no unfulfilled obligation from the Company. A large portion of the revenue comes from the rendering of hosting and support services.

The amount of revenue recognized is based on the transaction price, which comprises the contractual price, net of the estimated discounts and adjusted for expected returns. Based on the Company’s experience with similar types of contracts, variable consideration is typically constrained and is included in the transaction only to the extent that it is a highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The Company is a principal and records revenue on a gross basis as the Company is primarily responsible for fulfilling the goods or services to the customers, is subject to inventory risk, has discretion in establishing pricing and the ability to direct the control of the promised goods before transferring those goods to the customers. In accordance with ASC 606, the Company recognizes revenue either at a point of time or over time, in ensuring compliance to the standard and provide clarity on the appropriate revenue recognition approach depending on the nature of the performance obligations in the contract.

In addition to selling hardware, software licenses, software maintenance and software services on a standalone basis, a significant portion of our contracts include multiple performance obligations, which require an allocation of the transaction price to each distinct performance obligation based on a relative standalone selling price (“SSP”) basis.

F-13

TECHCREATE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Revenue recognition (cont.)

The SSP is the price at which we would sell a promised good or service separately to a customer. The best estimate of SSP is the observable price of a good or service when we sell that good or service separately. A contractually stated price or a list price for a good or service may be the SSP of that good or service. We use a range of amounts to estimate SSP when we sell each of the goods and services separately and need to determine whether there is a discount that needs to be allocated based on the relative SSP of the various goods and services. In instances where SSP is not directly observable, such as when we do not sell the product or service separately, we typically determine the SSP using an adjusted market assessment approach using information that may include market conditions and other observable inputs. We typically have more than one SSP for individual goods and services due to the stratification of those goods and services by customers and circumstances. In these instances, we may use information such as the nature of the customer and distribution channel in determining the SSP.

When software licenses and significant customization engineering services are sold together, they are accounted for as a combined performance obligation, as the software licenses are generally highly dependent on, and interrelated with, the associated customization services and therefore are not distinct performance obligations. Revenue for the combined performance obligation is recognized over time as the services are delivered using an input method (i.e., labor hours incurred as a percentage of total labor hours budgeted).

When software subscription licenses are sold, the term software license and software maintenance are generally considered distinct performance obligations. The transaction price is allocated to the software license and the software maintenance based on relative SSP. We sell our software subscription license for a fixed fee or a usage-based royalty fee, sometimes subject to a minimum guarantee. The minimum guarantee refers to a specified minimum revenue amount, which is sometimes applied to usage-based royalties. When the fee is fixed, or includes the guaranteed minimum within a usage-based royalty arrangement, revenue allocated to the software license is recognized at a point in time upon delivery, provided all other revenue recognition criteria are met. Any royalties earned in excess of the guaranteed minimum, or not subject to the guarantee, are recognized as revenue when the related usage occurs. Revenue allocated to software maintenance is recognized over the contract term.

The amount of consideration is not adjusted for a significant financing component if the time between payment and the transfer of the related good or service is expected to be one year or less under the practical expedient in ASC 606-10-32-18. Our revenue arrangements are typically accounted for under such expedient, as payment is typically due within 30 days. As of December 31, 2023 and 2024, none of our contracts contained a significant financing component.

Contract assets

A contract asset is the Company’s right to consideration in exchange for goods or services that the Company has transferred to a customer. ASC 606, Revenue from Contracts with Customers, distinguishes between a contract asset and a receivable based on whether receipt of the consideration is conditional on something other than the passage of time. When the Company transfers control of goods or services to a customer before the customer pays consideration, the Company records either a contract asset or a receivable depending on the nature of the Company’s right to consideration for its performance. The point at which a contract asset becomes an account receivable may be earlier than the point at which an invoice is issued. The Company assesses a contract asset for impairment in accordance with ASC 310, Receivables.

F-14

TECHCREATE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Revenue recognition (cont.)

Cost of revenue

Cost of revenue is made up of IT hardware, software licenses and provision of hosting and support services, which are directly related to revenue-generating transactions, primarily consisting of cost of purchasing of products, net of discount received, freight and handling charges and labor hours.

Selling and marketing expenses

Selling and marketing expenses mainly consist of promotion and marketing expenses, media expenses for online and traditional advertising, as well as labor costs.

Research and development expenses

Research and development expenses primarily consist of compensation cost to engineering, design and product development.

General and administrative expenses

General and administrative expenses consist primarily of motor vehicle running expenses, travelling and entertainment, staff costs, depreciation, legal and professional fees and other miscellaneous administrative expenses.

Employee benefit

Defined contribution plan

The Company participates in the national pension schemes as defined by the laws of Singapore’s jurisdictions in which it has operations. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

Government grants

Government grants are compensation for expenses already incurred or for the purpose of giving immediate financial support to the Company. The government evaluates the Company’s eligibility for the grants on a consistent basis and then makes the payment. Therefore, there are no restrictions on the grants.

Government grants, which are non-covid related grants, are recognized when received and all the conditions for their receipt have been met and are recorded as part of “other income”.

F-15

TECHCREATE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Deferred offering costs

Pursuant to ASC 340-10-S99-1, offering costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. As of December 31, 2024, the Company has not concluded its IPO hence incurred professional fees are recorded as deferred offering costs. As of December 31, 2023 and 2024, the accumulated deferred offering cost was S$Nil and S$457,718 respectively.

Interest expense

Working capital loans interest are recognized in interest expenses in the consolidated statement of operations and comprehensive loss in the period in which they are incurred.

Income taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest were incurred related to underpayment of income tax for the years ended December 31, 2023 and 2024. The Company had no uncertain tax positions for the years ended December 31, 2023 and 2024. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Related parties’ transactions

The Company follows ASC 850 Related Party Disclosures for the identification of related parties and disclosure of related party transactions.

F-16

TECHCREATE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average number of ordinary shares outstanding for the period. Diluted EPS presents the diluted effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2023 and 2024, there were no dilutive shares.

Deferred costs

Pursuant to ASC 340-40, deferred costs directly attributable to software license and maintenance services are deferred and would be amortized over the outsource maintenance services contract life. These costs include prepaid software license and maintenance services.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting.

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all periods presented in the consolidated financial statements. Management is evaluating the impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated financial statements and disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive income and statements of cash flows.

F-17

TECHCREATE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Revenue

The following table presents the Company’s revenue disaggregated by product categories for the years ended December 31, 2023 and 2024, respectively:

	For Years Ended December 31,
	2023	2024	2024
	S$	S$	US$
Revenue:
Provision of professional services	608,327	1,223,782	906,237
Sale of software licenses and maintenance licenses	2,246,408	1,844,082	1,365,582
Sale of hardware solutions	5,910	-	-
Provision of hosting and supporting service	19,000	36,460	26,999
Total	2,879,645	3,104,324	2,298,818

In the following table, revenue is disaggregated by the timing of revenue recognition.

	For Years Ended December 31,
	2023	2024	2024
	S$	S$	US$

Point in time	763,438	638,881	473,105
Overtime	2,116,207	2,465,443	1,825,713
Total	2,879,645	3,104,324	2,298,818

Note 4 — OTHER INCOME

Rental income related to short-term leasing of office equipment and premises to a related party for the years ended December 31, 2023 and 2024, respectively.

	For Years Ended December 31,
	2023	2024	2024
	S$	S$	US$
Government grants	34,493	14,233	10,540
Rental income	14,400	14,400	10,664
Interest income	3,256	1,177	872
Others	226	1,018	753
Total other income	52,375	30,828	22,829

F-18

TECHCREATE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — INCOME TAX EXPENSE

Income tax

Cayman and BVI

The Company and its intermediate holding company are domiciled in the Cayman Island and British Virgin Island, respectively. Both localities currently enjoy permanent income tax holidays; accordingly, the Company and Techcreate BVI do not accrue for income taxes.

Singapore

TSPL, DPL and TCDPL are operating in Singapore and are subject to the Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year.

The income tax provision consists of the following components:

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Current income tax	2,163	-	-
Withholding tax arising on foreign source income	193,022	134,423	99,543
Under/ (over) provision current taxation in respect of prior year	4,922	(1,744)	(1,291)
	200,107	132,679	98,252

The following table reconciles Singapore statutory rates to the Company’s effective tax rate:

	For the years ended December 31,
	2023	2024	2024
	S$	S$	US$
Profit before tax	5,312	(880,147)	(651,767)
Singapore statutory income tax rate	17%	17%	17%
Tax calculated at statutory tax rate	903	(149,625)	(110,800)

Reconciling items:
Tax effects of non-deductible expenses	13,597	3,839	2,843
Tax exemption and rebates	(10,571)	(340)	(252)
Temporary differences arising from tax depreciation	(1,811)	-	-
Under/(over)provision in respect of prior years	4,922	(1,744)	(1,291)
Withholding tax arising on foreign source income	193,022	134,423	99,543
Deferred tax assets on temporary differences not recognized	45	146,126	108,209
	200,107	132,679	98,252

F-19

TECHCREATE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — INCOME TAX EXPENSE (cont.)

Deferred tax

Significant components of deferred tax were as follows:

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Net operating loss carried forward	35,524	984,891	729,333
Deferred tax assets, gross	6,039	167,431	123,987
Valuation allowance	(6,039)	(167,431)	(123,987)
Deferred tax assets, net of valuation allowance	-	-	-

Note 6 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Computers	28,623	36,471	27,008
Office equipment	3,098	3,098	2,294
Subtotal	31,721	39,569	29,302
Less: Accumulated depreciation	(22,707)	(31,640)	(23,430)
Property, plant and equipment, net	9,014	7,929	5,872

No impairment loss was recognized during the years ended December 31, 2023 and 2024, respectively.

Depreciation expense for the years ended December 31, 2023 and 2024 was S$7,450 and S$8,933 (US$6,615) respectively.

Note 7 — OPERATING LEASES

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty. The Company has 2 office premises lease agreements with lease terms of 3 years. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term of one year.

As of December 31, 2024, the Company had the following remaining non-cancellable lease contracts:

Description of lease	Lease term
Office premises	2.13 years

(a) Amounts recognized in the consolidated balance sheet:

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Right-of-use assets	49,870	83,288	61,677
Leases
Current	26,788	39,815	29,484
Non-current	27,290	47,233	34,977

(b) A summary of lease cost recognized in the Company’s consolidated statements of operations is as follows:

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Amortization of right-of-use assets	25,624	36,909	27,332
Interest on lease liabilities	2,087	3,499	2,591

F-20

TECHCREATE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — OPERATING LEASES (cont.)

The Company entered into two non-cancellable operating lease agreements for office premises. The Company determines if an arrangement is a lease, or contains a lease, at inception and records the lease in the financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor. The lease terms does not include options to extend the lease terms.

Future operating lease payments, excluding short-term leases, as of December 31, 2024, are detailed as follows:

Operating leases	S$	US$
2025	43,048	31,877
2026	36,032	26,682
2027	12,600	9,332
Total future lease payment	91,680	67,891
Less: Imputed interest	(4,632)	(3,430)
Present value of operating lease liabilities	87,048	64,461
Less: Current portion	(39,815)	(29,484)
Long-term portion of lease liabilities	47,233	34,977

The following table shows the weighted-average lease terms and discount rates for operating leases:

	2023	2024
Weighted average remaining lease term (Years)
Operating leases	3	2.13

Weighted average discount rate (%)
Operating leases	5.25%	4.83%

F-21

TECHCREATE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — DEFERRED COST

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Current portion	824,822	576,562	426,956
Non-current portion	246,246	57,400	42,506
	1,071,068	633,962	469,462

Deferred costs are prepaid software license and maintenance services not recognized in the current financial year.

Deferred costs for the year ended December 31, 2024 amounting to S$576,562 (US$426,956) is expected to be recognized in the consolidated statements of operations and comprehensive income in the next fiscal year.

Note 9 — CONTRACT ASSETS

The following table shows the changes in contract asset balances during the fiscal years ended December 31, 2023 and 2024, respectively:

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Contract assets, beginning of the year	264,917	76,157	56,396
Additions	35,000	145,383	107,659
Transferred to accounts receivable or collected	(223,760)	(76,157)	(56,396)
Contract assets, end of the year	76,157	145,383	107,659

The contract assets primarily relate to the Company’s right to consideration for work completed but not yet billed at reporting date. The contract assets are transferred to accounts receivables when the rights become unconditional.

F-22

TECHCREATE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — ACCOUNTS AND OTHER RECEIVABLE

Accounts and other receivable consist of the following:

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Accounts receivable – third parties	52,013	191,766	142,007
Deposits	50,625	53,146	39,356
GST receivable	16,429	8,360	6,191
Other receivable	-	16,737	12,393
Prepayment	-	6,725	4,980
Accounts and other receivable	119,067	276,734	204,927

Accounts receivable are unsecured, non-interest bearing and are generally on 30 days’ credit terms (2023: 30 days). They are recognized at their original amounts which represent their fair value on initial recognition.

Deposits that are denominated in the currency other than the functional currencies of the Company are as follows:

	As of December 31,
	2023	2024	2024
	S$	S$	US$
United States dollar	6,593	6,802	5,037
Ringgit Malaysia	38,834	41,146	30,469

As at the end of each reporting period, the aging analysis of accounts receivable based on due date is as follows:

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Within 30 days	52,013	191,766	142,007
Between 31 and 60 days	-	-	-
Between 61 and 90 days	-	-	-
Between 91 and 120 days	-	-	-
Over 120 days	-	-	-
Total accounts receivable	52,013	191,766	142,007

For the financial years ended December 31, 2023 and 2024, there’s no outstanding receivable past due more than one year from the end of the reporting period. No allowance for credit losses were made for the financial years ended December 31, 2023 and 2024.

F-23

TECHCREATE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — CASH AND CASH EQUIVALENTS

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Cash at banks	853,724	1,205,951	893,032
Deposit with online payment system	12,262	-	-
Fixed deposits	131,860	-	-
Cash and cash equivalents per consolidated statement of cash flows	997,846	1,205,951	893,032

Fixed deposits bear interest rate of 4.95% per annum and matured on January 2, 2024.

Cash and cash equivalents that are denominated in the currency other than the functional currencies of the Company are as follows:

	As of December 31,
	2023	2024	2024
	S$	S$	US$
United States dollar	205,565	806,464	597,204

F-24

TECHCREATE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — CONTRACT LIABILITIES

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Current portion	1,307,594	981,651	726,934
Non-current portion	238,124	8,247	6,107
	1,545,718	989,898	733,041

Contract liabilities relate to the Company’s obligation to deliver services promised to customers for which the Company has received advances from customers. Contract liabilities are recognized as revenue over the period the performance obligations are satisfied.

The following table shows the changes in contract liability balances during the fiscal years ended December 31, 2023 and December 31, 2024:

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Contract liabilities at the beginning of the year	1,559,657	1,545,718	1,144,637
Revenue recognized	(1,622,657)	(1,620,059)	(1,199,688)
Additions	1,634,348	1,043,501	772,734
Foreign exchange difference	(25,630)	20,738	15,358
Contract liabilities at end of the year	1,545,718	989,898	733,041

Transaction price allocated to remaining performance obligations

Management expects that the transaction price allocated to remaining unsatisfied (or partially unsatisfied) performance obligations as at December 31, 2024 may be recognized as revenue in the next reporting periods as follows:

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Unsatisfied and partially unsatisfied performance obligations
- Within one year	1,307,594	981,651	726,934
- More than one year	238,124	8,247	6,107

F-25

TECHCREATE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — ACCOUNT AND OTHER PAYABLES

The components of account and other payables are as follows:

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Account and other payables
-Third parties	47,688	-	-
Accrued expenses	62,935	79,878	59,151
Other payable	-	20,775	15,385
	110,623	100,653	74,536

Account and other payables that are denominated in the currency other than the functional currencies of Company entities are as follows:

	As of December 31,
	2023	2024	2024
	S$	S$	US$
United States dollar	8,089	29,510	21,853

Note 14 — SHARE CAPITAL

Ordinary shares

The Company was incorporated under the laws of the Cayman Islands on July 29, 2024. At incorporation, our authorized share capital was US$50,000 divided into 250,000,000 ordinary shares at par value US$0.0002 per share. The Company issued 1 ordinary share on July 29, 2024.

Note 15 — CURRENCY TRANSLATION RESERVE

The currency translation reserve represents exchange differences arising from the translation of the financial statements of foreign operations whose functional currencies are different from that of the Company’s presentation currency.

Note 16 — DIVIDENDS

No dividends were declared or paid for the year ended December 31, 2024.

During the financial year ended December 31, 2023, TSPL declared a final tax-exempt dividend of S$200,000 for financial year ended December 31, 2022, which was settled during the financial year ended December 31, 2023.

During the financial year ended December 31, 2023, DPL declared a final tax-exempt dividend of US$150,000 (S$207,863) for financial year ended December 31, 2022, which was settled during the financial year ended December 31, 2023.

F-26

TECHCREATE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — WORKING CAPITAL LOANS

Working capital loans consist of the following:

		As of December 31,
		2023	2024	2024
		S$	S$	US$
Loan I	(a)	-	444,349	329,050
Loan II	(b)	-	315,781	233,842
Total working capital loans		-	760,130	562,892
Less: current portion		-	(151,714)	(112,347)
Non-current portion		-	608,416	450,545

(a)	On April 26, 2024, the Company applied for a long-term working capital loan from a financial institution in the amount of S$500,000, which is repayable by 60 equal monthly instalments of S$10,138.50 with the first instalment to paid on April 30, 2024. The working capital loan bears a fixed interest rate of 8.0% per annum. The loan was jointly secured by Lim Heng Hai and Ronald Vong Chin Hua, directors and shareholders of the Company.

(b)	On May 2, 2024, the Company applied for a long-term working capital loan from a financial institution in the amount of S$350,000, which is repayable by 60 equal monthly instalments of S$7,054.94 with the first instalment to paid on June 3, 2024. The working capital loan bears a fixed interest rate of 7.75% per annum. The loan was jointly secured by Lim Heng Hai and Ronald Vong Chin Hua, directors and shareholders of the Company.

The working capital loans were primarily obtained for general working capital.

Interest expense on the working capital loans totaled S$Nil and S$41,952 (US$31,066) during the year ended December 31, 2023 and 2024, respectively.

Note 18 — Related party balances and transactions

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Related Party Name	Relationship to the Company
Mr Ronald Vong Chin Hua (“Mr Ronald”)	Shareholder and Director
Mr Lim Heng Hai (“Mr Lim”)	Shareholder and Director
Mr Ling Wee Weng (“Mr Ling”)	Director
Gridhut Automation Pte Ltd	Shareholder and Director is Mr Lim and Mr Ronald
Orange Pay Pte. Ltd.	Shareholder and Director is Mr Lim
Techcreate Solution Sdn Bhd	Shareholder and Director is Mr Ronald and Director is Mr Lim

a. Related party balances

		As of December 31,
Nature	Name	2023	2024	2024
		S$	S$	US$
Amount due from related party	Orange Pay Pte. Ltd.	56,887	11,772	8,717
Amount due to shareholders	Mr Lim Heng Hai (“Mr Lim”)	(2,481)	(2,481)	(1,837)
Amount due (to)/ from shareholders	Mr Ronald Vong Chin Hua (“Mr Ronald”)	437	(7,526)	(5,573)
Total		54,843	1,765	1,307

F-27

TECHCREATE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — Related party balances and transactions (cont.)

b. Related party transactions

		For the years ended December 31,
Nature	Name	2023	2024	2024
		S$	S$	US$
Rental income	Orange Pay Pte. Ltd.	14,400	14,440	10,693

Sale of products	Gridhut Automation Pte Ltd	11,031	-	-

Sub-contractor charges	TechCreate Solutions Sdn Bhd	223,755	515,007	381,374

Sub-contractor charges	Orange Pay Pte. Ltd.	-	154,000	114,040

Payment on behalf by	Mr Lim Heng Hai (“Mr Lim”) and Mr Ronald Vong Chin Hua (“Mr Ronald”)	36,770	21,285	15,762

Payment on behalf of	Orange Pay Pte. Ltd.	48,579	45,718	33,855

Note 19 — CONCENTRATION AND RISKS

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue:

	For Years Ended December 31,
	2023	2024
Percentage of Company’s revenue
Customer A(1)	35%	34%
Customer B(2)	25%	23%
Customer C(3)	11%	19%
Customer D(4)	4%	11%

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total accounts receivable:

	For Years Ended December 31,
	2023	2024
Percentage of Company’s accounts receivable
Customer B(2)	0%	68%
Customer C(3)	100%	23%

(1) Customer A is Cambodia’s largest and leading financial institution.

(2) Customer B is Brunei’s largest telecommunications company.

(3) Customer C is a local insurance corporation based in Singapore.

(4) Customer D is a technology service provider specializing in system integration and customer engagement solutions based in Cambodia.

F-28

TECHCREATE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 — CONCENTRATION AND RISKS (cont.)

The following table sets forth a summary of single vendor who represent 10% or more of the Company’s cost of revenue:

	For Years Ended December 31,
	2023	2024
Percentage of Company’s cost of revenue
Vendor A(1)	23%	12%
Vendor B(2)	17%	4%
Vendor C(3)	12%	4%
Vendor D(4)	0%	13%

The following table sets forth a summary of single vendor who represent 10% or more of the Company’s total accounts payable:

	For Years Ended December 31,
	2023	2024
Amount of the Company’s accounts payable
Vendor B(2)	80%	0%

(1) Vendor A is a company specialized in cloud-based technology solutions.

(2) Vendor B is a company that sells and supports the implementation and operation of IT products and cloud services.

(3) Vendor C is technology company specialized in cryptography.

(4) Vendor D is a cybersecurity company that provide Trellix cybersecurity solution.

Credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, amount due from related parties and other current assets. As of December 31, 2024, all of the Company’s cash and cash equivalents were held in financial institutions with high credit ratings and quality in Singapore. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. In Singapore, a depositor has up to S$100,000 insured by Singapore Deposit Insurance Corporation.

Accounts receivable primarily comprise of amounts receivable from customers. To reduce credit risk, the Company performs ongoing credit evaluations of the financial condition of these customers and generally does not require collateral or other security from the customers. The Company has established a provision matrix applied on the portfolio segmented by factors such as geographic region and products that are considered to have similar credit characteristics and risk of loss. Historically, such losses have been within management’s expectations.

F-29

TECHCREATE GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 — CONCENTRATION AND RISKS (cont.)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company ensures that it has sufficient cash and bank balances, and liquid assets to meet its expected operational expenses, including servicing for financial obligations.

Foreign Currency Risk

The Company is exposed to changes in foreign currency exchange rates due to transactions denominated in currencies other than the location’s functional currency.

The Company also has foreign currency exposure due to net monetary assets denominated in currencies other than the S$. In addition to net monetary remeasurement, we have exposures related to the translation of subsidiary financial statements from their functional currency, the local currency, into its reporting currency, the S$, most notably in Singapore. Based on our foreign currency exposure as of December 31, 2024, a 10.0% fluctuation does not have a significant impact the financial position, results of operations or cash flows.

Note 20 — COMMITMENTS AND CONTINGENCIES

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, the Company will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2024 and through the date the consolidated financial statements were available to be issued.

On July 7, 2023, DPL entered into a lease agreement for a lease term of 3 years for office space at 336 Smith Street, #10-303, Singapore 050336. The Company is committed to pay a total rental fee of approximately S$25,910 in the future.

On April 26, 2024, DPL had applied for a long-term working capital loan from a financial institution in the amount of S$500,000, which is repayable by 60 equal monthly instalments of S$10,138.50 with the first instalment to paid on April 30, 2024. The working capital loan bears a fixed interest rate of 8.0% per annum. The loan was jointly secured by Lim Heng Hai and Ronald Vong Chin Hua, directors and shareholders of the Company. The Company is committed to pay a total working capital loan of approximately S$444,349 in the future.

On May 2, 2024, TSPL applied for a long-term working capital loan from a financial institution in the amount of S$350,000, which is repayable by 60 equal monthly instalments of S$7,054.94 with the first instalment to paid on June 3, 2024. The working capital loan bears a fixed interest rate of 7.75% per annum. The loan was jointly secured by Lim Heng Hai and Ronald Vong Chin Hua, directors and shareholders of the Company. The Company is committed to pay a total working capital loan of approximately S$315,781 in the future

On June 28, 2024, TSPL entered into a lease agreement for a lease term of 3 years for office space at 336 Smith Street, #06-303, Singapore 050336. The Company is committed to pay a total rental fee of approximately S$58,896 in the future.

Note 21 — RECLASSIFICATION

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations, cash flow and performance position. A reclassification has been made to the Consolidated Statements of Operations and Comprehensive Loss for the fiscal year ended December 31, 2023, to reclassify the selling and distribution expenses to general and administrative expenses for consistency.

Note 22 — SUBSEQUENT EVENTS

The Company evaluated all events and transactions from December 31, 2024 up to report date, which is the date that these consolidated financial statements are available to be issued. There are no material subsequent events that require disclosure in these consolidated financial statements.

F-30

PART II

Information Not Required In Prospectus

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our post-offering memorandum and articles of association, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him, other than by reason of such person’s own dishonesty, willful default or fraud, in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the form of indemnification agreements to be filed as Exhibit 10.[        ] to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our Company.

The Underwriting Agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued or sold the following securities without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration pursuant to Section 4(2) of the Securities Act, regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. None of the transactions involved an underwriter.

Purchaser	Date of Sale or Issuance	Title and Number of Securities	Consideration (US$, except for exercise price)
Vong Ronald Chin Hua	July 29, 2024	1 Ordinary Share	US$0.0002
Vong Ronald Chin Hua	December 11, 2024	1 Class B Ordinary Share	Redesignation
Vong Ronald Chin Hua	[ ]	[ ] Class B Ordinary Shares [ ] Class A Ordinary Shares	[ ] shares of TechCreate Group Inc.
Lim Heng Hai	[ ]	[ ] Class B Ordinary Shares [ ] Class A Ordinary Shares	[ ] shares of TechCreate Group Inc.
Chai Chang Ruey Fen	[ ]	[ ] Class B Ordinary Shares [ ] Class A Ordinary Shares	[ ] shares of TechCreate Group Inc.
Vong Tze Poh	[ ]	[ ] Class B Ordinary Shares [ ] Class A Ordinary Shares	[ ] shares of TechCreate Group Inc.
Neo Meng Chu	[ ]	[ ] Class B Ordinary Shares [ ] Class A Ordinary Shares	[ ] shares of TechCreate Group Inc.
Teo Mui Lan	[ ]	[ ] Class B Ordinary Shares [ ] Class A Ordinary Shares	[ ] shares of TechCreate Group Inc.
ICHAM Master Fund VCC	[ ]	[ ] Class B Ordinary Shares [ ] Class A Ordinary Shares	[ ] shares of TechCreate Group Inc.

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ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
4.1*	Registrant’s Specimen Certificate for Class A Ordinary Shares
5.1*	Opinion of Harney Westwood & Riegels Singapore LLP regarding the validity of the Class A Ordinary Shares being registered
8.1*	Opinion of Harney Westwood & Riegels Singapore LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2*	Opinion of Shook, Lin & Bok LLP regarding certain Singapore tax law matters (included in Exhibit 99.1)
9.1	Concert Party Deed entered into by Mr. Vong Ronald Chin Hua and Mr. Lim Heng Hai dated December 4, 2024
10.1*	2024 Share Incentive Plan, dated as of [ ], as currently in effect
10.2*	Form of Indemnification Agreement between the Registrant and its directors and executive officers
10.3*	Form of Independent Director Agreement
10.4*	Form of Employment Agreement between the Registrant and its executive officer
14.1*	Code of Business Conduct and Ethics of the Registrant
19.1*	Insider Trading and Confidentiality Policy of the Registrant
21.1*	List of Significant Subsidiaries
23.1*	Consent of Audit Alliance, Independent Registered Public Accounting Firm
23.2*	Consent of Harney Westwood & Riegels Singapore LLP (included in Exhibit 5.1)
23.3*	Consent of Shook, Lin & Bok LLP (included in Exhibit 99.1)
24.1*	Powers of Attorney (included on signature page)
99.1*	Opinion of Shook, Lin & Bok LLP regarding certain Singapore law matters
99.2*	Consent of Frost &Sullivan
99.3	Consent of Ling Wee Seng
99.4	Consent of Masayuki Tagai
99.5	Consent of Jim Northey
99.6	Consent of In Weiyee
107*	Filing Fee Table

*	To be filed by amendment.

[†	Portions of the exhibit have been omitted as the registrant has determined that: (i) the omitted information is not material; and (ii) the omitted information is the type that the registrant treats as private or confidential.]

See Exhibit Index beginning on page II-2 of this registration statement.

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(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Combined and Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1993 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the United States Securities and Exchange Commission (the “SEC”)  such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(a) The undersigned registrant hereby undertakes that:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offerings.

(4)	to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act (15 U.S.C. 77j(a)(3)) need not be furnished, provided that the issuer includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	if the issuer is relying on Rule 430B:

(A)	each prospectus filed by the undersigned issuer pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offerings described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

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(ii)	if the issuer is relying on Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offerings required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offerings prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offerings containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offerings made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [Singapore], on [        ], 2025.

TechCreate Group Ltd.

By:
Name:	Lim Heng Hai
Title:	Director, Chief Executive Officer

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Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on [        ], 2025.

Signature	Title

Name: Vong Ronald Chin Hua	Chairman of the Board and Chief Operating Officer

Name: Lim Heng Hai	Chief Executive Officer (Principal Executive Officer)

Name: Lau Ngie Vei	Financial Controller (Principal Financial and Accounting Officer)

Name: [ ]	[Independent Director]

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Signature of Authorized Representative in the United States

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of TechCreate Group Ltd., has signed this registration statement or amendment thereto in [New York, New York, United States] on [        ], 2025.

Authorized U.S. Representative

[ ]
By:
Name:	#####
Title:	#####, [name of the process agent]

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